SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

13th Floor, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1

NEWS RELEASE
18 March 2026

PRUDENTIAL PLC FULL YEAR 2025 RESULTS: DELIVERING DOUBLE-DIGIT GROWTH AND INCREASED SHAREHOLDER RETURNS
Prudential plc (“Prudential”; HKEX: 2378; LSE: PRU) today announced its financial results for the year ended 31 December 2025.
Performance highlights on a constant exchange rate basis (unless otherwise stated) are as follows:
–Prudential achieved high-quality growth consistently through all four quarters of 2025. Growth was broad based across markets and channels.
–Delivered double-digit growth across key financial metrics in line with the Group’s 2025 guidance:
–New business profit on a traditional embedded value (TEV) basis grew 12 per cent to $2,782 million and new business margin increased 2 ppts to 42 percent.
–Operating free surplus generated from in-force insurance and asset management business was up 15 per cent to $3,059 million.
–Earnings per share based on adjusted operating profit grew by 12 per cent to 101.4 cents per share with adjusted operating profit before tax up 5 per cent to $3,306 million.
–2025 total dividend of 26.60 cents per share, up 15 per cent, with 2025 second interim dividend of 18.89 cents per share.
–Increased shareholder returns from implementing enhanced capital management framework. Expected return to shareholders of more than $7 billion over the 2024 to 2027 period, including:
–Completed $2 billion share buyback and IPO of ICICI Prudential Asset Management Company Limited (IPAMC) in 2025.
–Commenced additional $1.2 billion buyback in 2026 and expect a $1.3 billion capital return in 2027, comprising recurring capital returns and IPAMC IPO net proceeds.
–Early in 2026, increased our stake in the Malaysia conventional business to 70 per cent.
–Group TEV equity of $37.8 billion, equivalent to 1,483 cents per share, up 15 per cent (on an actual exchange rate basis).
–Free surplus ratio of 221 per cent (2024: 234 per cent) and GWS shareholder surplus over GPCR of $17.1 billion, equivalent to a cover ratio of 262 per cent.
–S&P Global Ratings upgraded the Financial Strength rating of Prudential's core entities to AA (from AA-) reflecting the Group’s robust capital position.
Commenting on the results, CEO Anil Wadhwani, said: “2025 was a strong year of consistent delivery for Prudential, with double-digit growth reflecting sustained momentum throughout the year. Structural demand for our products in Asia and Africa continued to rise, driven by the increasing protection, retirement and wealth needs of our customers. We continued to digitise our customer acquisition and servicing capabilities – to drive not only agency productivity and improve activation, but also to support product innovation and enhance customers’ experiences. All enabled by targeted investments in modernising our technology platforms, data quality and operational efficiency.
"We are further strengthening our multi-channel distribution model, continuing to professionalise our agency force and building on our successful bancassurance partnerships, while extending our health and protection business. Looking ahead, our focus remains firmly on high‑quality, sustainable growth, disciplined capital allocation and delivering long‑term shareholder value. We carry the momentum of 2025 into 2026 and are confident in our double-digit growth trajectory across our key metrics, putting us firmly on track to achieve our 2027 financial objectives.”

Summary performance financials (before non-controlling interests)	2025 $m	2024 $m	Change on AER basis	Change on CER basis
New business profit	2,782	2,464	13%	12%
Operating free surplus generated from in-force insurance and asset management business	3,059	2,666	15%	15%
Adjusted operating profit before tax	3,306	3,129	6%	5%
Adjusted operating profit after tax	2,772	2,582	7%	7%
IFRS profit after tax	4,119	2,415	71%	69%

	2025		2024
Balance sheet financials (after non-controlling interests)	Total	Per share	Total	Per share
Group TEV equity	$37.8bn	1,483¢	$34.3bn	1,289¢
IFRS shareholders’ equity	$20.1bn	790¢	$17.5bn	658¢

Key Summary Financials
Earnings

	2025 $m	2024 $m	Change on AER basis	Change on CER basis
Adjusted operating profit	3,306	3,129	6%	5%
Adjusted operating profit after tax	2,772	2,582	7%	7%
Basic earnings per share based on adjusted operating profit (cents)	101.4	89.7	13%	12%
IFRS profit after tax	4,119	2,415	71%	69%
Basic earnings per share based on IFRS profit after tax (cents)	154.2	84.1	83%	82%
Value

	2025 $m	2024 $m	Change on AER basis	Change on CER basis
APE sales	6,661	6,202	7%	6%
Present value new business premiums (PVNBP)	31,925	29,034	10%	9%
New business profit (TEV)	2,782	2,464	13%	12%
New business margin (% APE)	42	40	2ppts	2ppts
Life weighted premium income	28,106	25,542	10%	9%
TEV operating profit	4,752	4,095	16%	15%
Operating return on embedded value (%)	15	14	1ppts	n/a

	2025	2024	Change on AER basis	Change on CER basis
Group TEV equity ($m)	37,803	34,267	10%	8%
Group TEV equity per share (US$)	14.83	12.89	15%	13%
Group TEV per share ($)	14.53	12.62	15%	13%
Eastspring funds under management / advice ($bn)	277.7	258.0	8%	n/a
Capital

	2025	2024	Change on AER basis	Change on CER basis
Operating free surplus generated from in-force insurance and asset management business ($m)	3,059	2,666	15%	15%
Operating return on IFRS shareholders' equity (%)	14	14	–ppts	n/a
Dividend per share (cents)	26.60	23.13	15%	n/a

	2025 $m	2024 $m	Change on AER basis
IFRS shareholders' equity	20,117	17,492	15%
IFRS shareholders' equity per share (US$)	7.90	6.58	20%
Adjusted total comprehensive equity*	42,068	36,660	15%
Free surplus excluding distribution rights and other intangibles	9,408	8,604	9%
Free surplus ratio (%)	221	234	(13)ppts
Group leverage ratio (Moody's basis) (%)	13	13	–
Shareholders GWS coverage ratio over GPCR (%)	262	280	(18)ppts
Total GWS coverage ratio over GPCR (%)	197	203	(6)ppts
*Includes IFRS shareholders’ equity and contractual service margin net of tax and other adjustments. See “Definitions of Performance Metrics” in our Annual Results Document for further information.

Notes
The summary financials presented above are the key financial metrics Prudential's management use to assess and manage the performance and position of the business. In addition to the metrics prepared in accordance with IFRS standards - IFRS profit after tax and IFRS shareholders' equity - additional metrics are prepared on alternative bases. The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. The definitions of the key metrics we use to discuss our performance in this press release are set out in the "Definition of performance metrics" section in our Annual Results Document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. All metrics used by management to assess performance (along with IFRS profit after tax) are presented before deduction of the amount attributable to non-controlling interests. Balance sheet metrics are presented net of non-controlling interests. This presentation is applied consistently throughout this announcement.
Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statement. All results are presented in US dollars.
Annual Results Document
Prudential plc's results for the year ended 31 December 2025:
–is available to view on the Prudential corporate website at https://www.prudentialplc.com/en/investors/overview/
–has been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Announcement publication

	Hong Kong	London	New York
Hong Kong Stock Exchange & UK Financial Media	Wednesday, 18 March 2026 6.00 am HKT	Tuesday, 17 March 2026 10.00 pm UKT	Tuesday, 17 March 2026 6.00 pm ET
London Stock Exchange	Wednesday, 18 March 2026 3.00 pm HKT	Wednesday, 18 March 2026 7.00 am UKT	Wednesday, 18 March 2026 3.00 am ET

Please note the impact of time zones on the announcement date for your particular location.
Pre-Recorded Results Presentation
–A pre-recorded presentation for analysts and investors will be available on-demand from 6.00am HKT on Wednesday 18 March | 10.00pm UKT – 6.00pm ET on Tuesday 17 March via this link: https://meetings.100.lumiconnect.com/r/participant/live-meeting/100614516559
–A copy of the presentation script will also be available on Prudential plc’s website at the same time.
Virtual Q&A Event for Analysts & Investors
Date: Wednesday, 18 March 2026
Time: 4.30pm HKT | 8.30am UKT | 4.30am ET
Accessing the Event (Recommended method):
We strongly encourage participants to join via the Lumi webcast platform: https://reg.lumiengage.com/prudential-fy25/qawebcast/Site/Register
The webcast enables:
–Live audio streaming;
–Verbal questions using the integrated “Request to Speak” function;
–Written question submission; and
–Slide and document viewing.
Using the webcast platform provides the most stable audio connection and ensures a seamless transition into the Q&A queue.
Alternative: Telephone Dial-in
If you are unable to access the webcast platform, you may dial in using the numbers below:
Dial-in Numbers:
–UK Local: +44 121 281 8004
–UK Toll Free: 0800 015 6371
– Hong Kong: +852 5808 0984
– China: +86 400 122 4742
–USA Local: +1 718 705 8796
–USA Toll Free: 1 855 265 6957
– Global dial-in numbers: https://lumiagmukstreams.s3.eu-west-2.amazonaws.com/7.+Archive+2026/Prudential/Lumi+dial-ins+-+Prudential+IR.pdf
–Request connection to Prudential 2025 Full Year Results Q&A Webcast

–Press:
–*1 to join the question queue
–*2 to exit queue

Post-Event Access
Replay and transcript details will be published on our website following the event.
For any questions, please contact us at the Investor Relations team using the details below.

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
Janice Wong	+852 6188 6381	Ming Hau	+44(0)20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487
About Prudential plc
Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential’s mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen–Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.
Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.
https://www.prudentialplc.com/
Forward-looking statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses’) current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses’) beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing words such as 'may', 'will', 'prospects', 'goal', 'should', ‘could’, 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', ‘targets’, ‘commits’, 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.
A number of important factors could cause actual future financial conditions or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:
–current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure (including resulting interest rate increases), volatile or sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;
–the impact of global political uncertainties, geopolitical instability, armed conflicts and heightened geopolitical tension among major global powers, including increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;
–asset valuation impacts arising from the transition to a lower carbon economy;
–derivative instruments not effectively mitigating any exposures;
–the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
–the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential’s designation as an Internationally Active Insurance Group;
–the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;
–legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between national approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on the other;
–the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential’s stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
–the impact of competition and rapid technological change, including the pace of innovation, adoption, and changing customer demands;
–the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;

–the timing, impact and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
–the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group’s operations or employees;
–the availability and effectiveness of reinsurance for Prudential’s businesses;
–the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond or recover from operational disruption arising from external events;
–disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers and service providers, and partners) including the risk of cyberattacks, other data, information or security breaches and challenges in integrating AI tools and their related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
–the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
–the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
–the impact of legal and regulatory actions, investigations and disputes.
These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.
Any forward-looking statements contained in this document speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of that document. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK's Public Offer and Admissions to Trading Regulations (2024), the UK Prospectus Regulation Rules: Admission to Trading on a Regulated Market, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this document is intended to be a profit forecast or profit estimate.
Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document.
Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Strategic and operating review
Delivering high quality, consistent growth and driving shareholder returns
In 2023, we launched our new strategy and with it we defined our purpose – For Every Life, For Every Future. The strategy sets out our priorities in transforming the business to one that would deliver high quality consistent growth and drive compelling shareholder returns.
We are now over halfway through this transformation journey and remain confident in meeting our two 2027 financial objectives1 which are:
–Growing new business profit over the period 2022 to 2027 at a compound annual growth rate of 15–20 per cent; and
–Delivering in 2027 at least $4.4 billion of operating free surplus generation from in-force insurance and asset management business.
We are well positioned to deliver on our strategy and objectives. Prudential is a trusted household brand across Asia, with a nearly 180-year heritage. We operate a multi-market and multi-channel model entirely focused on the growing markets across Greater China, the countries within ASEAN, India and Africa. We are the only Asian regional company offering both life insurance and stand-alone asset management services. Our insurance businesses have top three positions in seven Asian and two African markets2 and offer life and health insurance together with savings and investment products across balanced and scaled distribution channels. Eastspring, our Asia-based asset management business serves both in-house and third-party clients, has over US$277 billion in funds under management and is ranked in the top 10 in six of its markets.3
We delivered on our guidance for 2025 with each of new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business growing by more than 10 per cent in 2025. The 2025 dividend per share increased by 15 per cent compared with 2024. We continue to build our business by taking action across our strategic pillars:
–In agency, we continue to professionalise our agency force, through a focus on quality recruitment, improving agent productivity and operational efficiency through digital solutions;
–In bancassurance, where growth remains high, we have focused on quality, leading to improved product profitability. We continue to deepen our strategic relationships, for example with Standard Chartered Bank and CITIC, and selectively broadening our partnerships, with successful activation of our new strategic partnership with Bank Syariah Indonesia (BSI) in Indonesia;
–In health we are building the customer propositions to improve experience and ensuring the internal discipline to profitably capture the growing need for health and other protection cover in our markets; and
–In customer we are continuing the roll out of our digital tools to enhance customer servicing and engagement and focussing on creating differentiated propositions that cater to different life stages.
All of our strategic pillars are supported by our technology and operations function. We are modernising, simplifying and modularising our technology platform, so that it is scalable, more resilient and operationally efficient. We are also using data and AI to drive innovation and enhance growth and efficiency.
Alongside these operational deliveries we also completed a number of strategic portfolio management actions. The initial public offering (together with an earlier private placement, the IPO) of ICICI Prudential Asset Management Company (IPAMC) in India successfully completed in December. This generated proceeds (after tax and costs) of $1.4 billion from the disposal of a proportion of our interest. We also resolved the outstanding litigation in relation to our Malaysia conventional life business, and in January 2026 we increased our holding in this business to 70 per cent. In addition, we have completed the divestment of our three Francophone Africa businesses and Eastspring Korea.
We also completed the $2 billion share buyback programme that was announced in 2024 and refined our capital allocation framework with a desire to drive further shareholder returns. We now expect to return more than $7 billion to shareholders over the period 2024-2027. Further details are set out in the Capital management section below.
Outlook
The Group has a strong balance sheet and capital position. The current global uncertainties, challenges and conflicts could have implications for the wider economic and market environment in which we will operate. However, we continue to see significant growth opportunities in the markets in which we operate, with Asia life insurance premiums growing twice as fast as other regions4 alongside low insurance penetration and a large health protection gap. Our performance in 2025 demonstrates we are well positioned to capture this opportunity, given our leading positions across these high growth markets, our balanced and scaled distribution channels, and our life insurance and asset management capabilities.
In 2026 we expect Prudential to continue to deliver double-digit growth across our three key metrics - new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
Looking ahead, our focus remains firmly on high‑quality, sustainable growth, disciplined capital allocation and delivering long‑term shareholder value. We carry the momentum of 2025 into 2026 and are firmly on track to achieve our 2027 financial objectives.
Key 2025 performance highlights5
All growth rates in the Strategic and Operating Review are reported on a constant exchange rate (CER) basis unless otherwise stated.
Prudential delivered new business profit growth of 12 per cent, delivering our guidance for growth of greater than 10 per cent. This growth in new business profit is supported by a 6 per cent increase in APE sales and margin expansion. Growth was broad based with 13 of 19 life insurance markets increasing new business profit in the year.
The trajectory of our operating free surplus generation from in-force insurance and asset management business continued from the inflection point noted in our 2025 half year report. Overall it grew by 15 per cent in 2025 to $3,059 million, reflecting the quality of new business written in recent years, together with our ongoing actions to improve cash generation and reduce operating variances.

The strength of our business is underpinned by the quality of our multi-channel agency and bancassurance distribution platform. We have the second largest number of Million Dollar Round Table (MDRT) qualifying agents globally, and we remain the number one independent insurer in Asia bancassurance6 with over 180 bank partners across our markets, including 11 strategic partners.
Our agency channel delivered new business profit of $1,560 million, up 4 per cent from the prior year (excluding the three businesses we exited in Africa). Over the year we delivered an increase in agent productivity, measured by new business profit per active agent, which was up 15 per cent. The effect on new business profit was muted by a fall in average monthly active agents, especially in our emerging ASEAN markets. We remain focused on delivering our transformation of this channel. Our priorities for building a professionalised agency force are:
–quality recruitment supported by the roll-out of our PRUVenture programme to further markets;
–increasing productivity through driving upward mobility to MDRT qualification; and
–supporting the agency channel through new and enhanced digital tools.
These digital tools include rolling out our digital agency platform PRUForce, which empowers agents with lead management capabilities through PRULeads.
Bancassurance new business profit increased 27 per cent to $1,033 million in 2025, with double-digit new business profit growth in 13 of our markets. This growth was underpinned by an increase in margin of 5 percentage points, supported by new product introductions, repricing actions and favourable mix effects. APE sales growth in bancassurance was led by our strategic partnerships with Standard Chartered Bank (SCB) and CITIC bank, while our new partnership with BSI has delivered over 7,500 new customers and is making a growing contribution to Indonesia’s bancassurance business.
Hong Kong new business profit grew by 12 per cent, driven by sales growth and margin enhancement across both domestic customers and Mainland China visitors and both the agency and bancassurance channels. We are confident in the continuation of the underlying drivers of demand from both the domestic and Mainland China visitors segments and for sustained quality growth for the Hong Kong segment.
Indonesia delivered new business profit growth of 11 per cent, driven by improvements in margin, supported by a shift towards higher margin products.
Our Mainland China joint venture grew new business profit by 27 per cent, driven by strong APE sales growth in the second half of the year. It has continued its transformation journey with a double-digit increase in new agency recruits and a deepening relationship with our strategic partner, CITIC, where we accelerated sales momentum by focusing on their top 50 outlets, driving stronger execution and productivity. The business remains focused on delivering sustainable high-quality growth, supported by disciplined risk management.
New business profit in Malaysia increased by 5 per cent, with a decline in the first half of the year reversing in the second half as the agency channel recovered strongly from market-wide disruption. Our bancassurance channel continued to show strong growth with new business profit up 21 per cent for the year.
Singapore saw APE sales growing strongly in the second half of 2025, following the fall in volumes seen in the first half of the year. We have seen a shift in demand towards savings and wealth products. Overall new business profit increased 2 per cent in 2025. Our Singapore business operates multi‑channel distribution through agency, financial advisers and bancassurance, with strategic partnerships with UOB and Standard Chartered providing broad access to target customer segments. The business now has a comprehensive suite of products to serve the high-net-worth segment and is focused on building momentum for the future.
Our growth markets and other segment collectively delivered growth of 12 per cent in new business profit driven by Taiwan and Thailand, partially offset by continuing headwinds in Vietnam.
Eastspring's funds under management and advice, which includes contributions from its wholly-owned, joint venture and associate businesses increased by 8 per cent (on an actual exchange rate basis) from $258.0 billion at 31 December 2024 to $277.7 billion at 31 December 2025. The growth reflected large positive inflows from external retail clients and our life businesses as well as positive market movements. These increases were partly offset by reductions from the partial disposal of our investment in IPAMC, following its IPO, and the sale of Eastspring Investments Korea.
Earnings per share based on adjusted operating profit was 101.4 cents, representing an increase of 12 per cent, in part reflecting a 5 per cent reduction in the average number of shares in issue over the year. Adjusted operating profit before tax increased 5 per cent to $3,306 million compared with 2024. IFRS profit after tax for 2025 was $4,119 million (2024: $2,439 million on a constant exchange rate basis, $2,415 million on an actual exchange rate basis), reflecting the growth in adjusted operating profit and the gain on partial divestment of our shares in IPAMC, together with improved short-term market fluctuations in 2025 as compared with the prior year.

Capital management
The Group's regulatory capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement (GPCR) of $17.1 billion at 31 December 2025 (31 December 2024: $15.9 billion on an actual exchange rate basis) and a cover ratio of 262 per cent (31 December 2024: 280 per cent). Our free surplus ratio at 31 December 2025 was 221 per cent9 (31 December 2024: 234 per cent).
A total dividend of 26.60 cents per share was approved for 2025, up 15 per cent, with a 2025 second interim dividend of 18.89 cents per share.
In August 2025, the Group provided a capital management update. In this update we explained that, given the Group's capital strength and the inflection point reached in our operating free surplus generation, we have shifted our capital allocation framework towards a total return orientation. Our dividend policy, which remains unchanged, is to grow dividends broadly in line with the Group’s net operating free surplus generation after allowing for new business investment, central costs and investment in capabilities. In addition to the ordinary dividend, the Board will now consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment.
In the near term, this results in the following expectations:
–An increase of more than 10 per cent in the total ordinary dividend per share for each of 2026 and 2027; and
–Additional returns of capital to shareholders: $500 million of share buybacks in 2026 and $600 million in 202710.
In addition, we will make additional returns of $700 million in 2026 and plan $700 million in 202710 from the net proceeds from the recently completed IPO of IPAMC.
Overall we expect that more than $7 billion will have been returned to shareholders over the period 2024–2027.
Further details on the Group's revised capital allocation framework and dividend policy are included in the Financial review.

Progress within our three strategic pillars
Technology-powered distribution
Prudential’s diversified distribution platform is focused on growth and innovation. It is centred around agency and bancassurance; in agency we are focused on improving productivity and quality recruitment; in bancassurance we are supported by partnerships with quality banks in Asia and Africa.
Agency

	2025 $m	2024 $m	AER change %	CER change %	CER change excluding disposed entities[8] %
Agency new business profit	1,560	1,507	4%	3%	4%
Our agency channel remains central to the Group’s growth strategy and is a significant competitive advantage, representing over half of Group new business profit in 2025. We continue to make progress with our ambition to more than double new business profit per active agent and deliver a two-and-a-half to three times increase in agency new business profit from 2022 levels by 2027. Strengthened agent quality and enhanced productivity were features of the channel's transformation in 2025. Over the period 2022 to 2025, the compound average growth rate of new business profit generated by the agency channel is 19 per cent in total.
We remain focused on the key drivers of growth: driving upward mobility of agents to the Million Dollar Round Table (MDRT) level, recruiting high quality agents and using technology, including AI, to support increased productivity and agent activation. To support this, we are carrying out a substantial investment programme which made good progress in 2025. This included enhancing our recruitment proposition and selection processes, with an increasing focus on quality. During 2025 we increased the contribution to APE sales from our MDRT qualifiers, supported by AI-enabled bespoke digital learning & development programmes, and solidified our position as the second-largest MDRT agency force globally.
Agency new business profit grew 3 per cent year‑on‑year to $1,560 million (an increase of 4 per cent excluding the three businesses we exited in Africa), supported by higher sales volumes, with APE sales up 1 per cent to $2,778 million and continued margin improvement. This performance reflects an uplift in agent productivity and quality across multiple markets.
Growth in agency new business profit was driven by our developed markets of Hong Kong and Singapore, supported by our emphasis on quality recruitment, targeted upskilling programmes and expansion of our health and protection proposition. Hong Kong continued the successful execution of quality recruitment initiatives such as PRUVenture, coupled with continued upskilling and a focus on upward mobility. 2025 also saw the launch of a first-in-market whole life limited pay hospital cash protection plan in Hong Kong. In Singapore agency momentum built in the second half of the year, reflecting improvement in agent productivity.
In our emerging ASEAN markets, our focus is on quality agent recruitment and while overall active agent numbers declined in the year, new business profit per active agent rose. Following the success of PRUVenture in Hong Kong, we are expanding this recruitment initiative to these markets. In 2025 we launched PRUVenture in Malaysia and saw promising growth in active agents in the second half of 2025 compared with the first half. This helped deliver double-digit growth in agency new business profit in the second half compared with the same period in the prior year.
Market innovation continued with the launch of a generative AI‑led performance management platform (PruAction) in Singapore, providing real‑time insights to support agent productivity improvements and goal achievement. Rollout to additional markets is planned for 2026.
Driving agent productivity
We delivered a 15 per cent increase in monthly new business profit per active agent in 2025, with productivity gains in the second half of the year double those in the first. These improvements were led by strong upward mobility in the affluent plus segment and high‑value MDRT cohorts across Singapore, Malaysia, Indonesia and Africa.
Our long‑term global partnership with MDRT.org continued to support uplift in agent capabilities through bespoke learning and development.Our MDRT agents grew their APE sales by 4 per cent in the year and contributed 59 per cent of agency new business profit in 2025.
While productivity improved, overall monthly average active agents numbered 57,000, lower year‑on‑year, with declines in emerging ASEAN markets, particularly the Philippines and Vietnam. This, in part, reflects management actions to accelerate quality‑driven transformation in these historically mass‑recruitment markets. In contrast, Hong Kong, Singapore and Malaysia recorded strong momentum in the second half of the year with monthly average active agent numbers higher than in the first half, supported by quality recruitment and enhanced upskilling initiatives.
Quality Recruitment
Our focus is on attracting and enabling agents who can deliver sustained performance and, in particular, drive increased health and protection as a proportion of our sales mix.
Our PRUVenture quality‑focused recruitment programme continued to scale across markets, driving higher activation and sustained productivity, led by Malaysia where PRUVenture recruits in 2025 delivered six times higher APE sales per agent compared with non‑PRUVenture recruits. Following strong results in Hong Kong and Malaysia we will continue to roll out best practices to other ASEAN emerging markets.
These outcomes demonstrate the success of our strategy toward building high‑quality, professional agency teams with strong long‑term potential.
Upskilling our agency force
In 2025 we moved into the next phase of our company‑wide transformation programme to build a full‑time, professional and advisory‑led agency channel. Key initiatives included:

–Enhancing recruitment propositions, selection processes and leader capability development;
–Scaling learning and development curricula, including AI‑enabled and digital learning;
–Deploying real‑time performance insights through GenAI tools such as PruAction; and
–Strengthening our propositions for relevant segments of customers across Hong Kong, Singapore, Malaysia and Indonesia to improve client service and deepen long‑term relationships.
These investments are creating a future‑fit, tech‑enabled agency force equipped to meet evolving customer needs.
Bancassurance

	2025 $m	2024 $m	AER change %	CER change %
Bancassurance new business profit	1,033	793	30%	27%
Prudential’s bancassurance business continues to strengthen as a core component of our technology‑enabled distribution strategy. By combining deep partnerships with leading banks and increasingly sophisticated digital capabilities, we are improving the reach, quality and consistency of customer engagement across our Asian and African markets. Our long‑term focus remains on scaling high‑quality growth, broadening customer access and enhancing partner productivity in a disciplined and sustainable way.
In 2025, our bancassurance channel delivered another year of strong progress towards our 2027 ambition to increase new business profit to one‑and‑a‑half to two times the 2022 level. Full year bancassurance new business profit reached $1,033 million, representing a 27 per cent increase compared with the prior year. This performance reflects sustained execution across markets, with 13 markets delivering double-digit growth, and the continued effectiveness of our product and distribution strategies.
This growth was underpinned by disciplined volume expansion, with APE sales increasing 11 per cent to $2,873 million, and margin enhancement supported by new product introductions, repricing actions and favourable mix effects.
Deepening regional and local partnerships
Our bancassurance success continues to be driven by longstanding regional partnerships—for example with Standard Chartered Bank (SCB) and CITIC—and complemented by strong contributions from local partner networks. Through co‑developed distribution models and targeted capability building, we generated over 200,000 new-to-bancassurance customers from strategic partners in 2025.
We continue to broaden our reach with new partners such as BSI in Indonesia and CIMB in Singapore. The activation of our strategic partnership with BSI in Indonesia has expanded our access to the high‑potential Syariah segment. A broad suite of protection and savings products has been introduced, enabling BSI to contribute meaningfully to Indonesia’s bancassurance business with over 7,500 new customers since inception.
Beyond exclusive partnerships, non‑exclusive relationships delivered 7 per cent APE sales growth, reinforcing the resilience and diversity of our bancassurance distribution platform.
Expanding Solutions for all customer segments
We continue to enhance our product suite, ensuring that customers benefit from solutions that reflect their evolving financial, health and protection needs. Key developments during the year include:
–Launch of a first‑in‑market whole life limited pay hospital cash protection plan in Hong Kong;
–Introduction of a combined critical illness and savings solution for SCB Malaysia customers;
–A new high‑end medical plan for bank partners in Taiwan;
–Wealth and legacy planning solutions for high‑net‑worth customers, including a new legacy protection plan in Hong Kong and Whole Life Legacy offerings in Malaysia, Taiwan, Indonesia and Thailand; and
–Mass‑market propositions through the BSI partnership, including PruSafar, designed for customers undertaking the Hajj.
These developments further strengthen the breadth and relevance of our customer propositions.
Partner Capability and Digital Enablement
Digital and analytics‑driven enhancements remain central to improving customer journeys and advisor productivity. We continue to embed data‑led tools that support more personalised engagement and improve sales effectiveness across partner networks.
Supporting bank partner capability remains a priority. In 2025, in partnership with SCB, we delivered holistic training to over 150 SCB employees across key roles in the bancassurance partnership. In 2026, we will extend this effort, scaling reach to sales leaders and integrating AI‑enabled coaching to further enhance partner effectiveness.

Transforming the health business model
We continue to make strong progress in transforming our health business, an important component of our wider health and protection offerings. Our dedicated health operating model has now been in place for two years, and we are building momentum across product innovation, advanced claims and provider management and empowering more sales teams to become champions of health.
In 2025, our health and protection business contributed 36 per cent of total new business profit. Of this, health new business represented one quarter at $265 million, an increase of 3 per cent from the prior year. New business profit from the health business has increased at an average rate of 12 per cent from 2022 to 2025, reflecting our disciplined product repricing, improved new business margin and a continued focus on portfolio sustainability.

We took decisive actions to keep healthcare affordable for customers. Against a backdrop of double‑digit medical inflation across many of our markets, we contained our medical cost growth to single digit by renegotiating provider contracts, strengthening claims management, increasing our focus on Group fraud, waste and abuse management, which lead to savings of over $100 million in 2025, and embedding more sustainable product design.
Following our announcement to establish a standalone health insurance business in India, we are progressing on regulatory approvals and operational readiness, positioning us for a launch in the near future.
This year, we refreshed our health value proposition, anchored by a long-term vision: To give peace of mind to every patient in Asia and Africa, and a customer promise: Help when you need it most. A Prudential health policy provides customers with peace of mind, ensuring that when care is needed, they are protected. Throughout the journey, we help customers understand what is happening, and what to expect next.
We introduced the Peace of Mind Plan as a clearer articulation of our health strategy, focused on five actions: tailored propositions; operational excellence; end worry and hassle; guide patients at every step; and make sales teams champions of health.
Tailored propositions
We continue to develop innovative, segment-specific, integrated propositions that address diverse customers' needs across our markets. In Hong Kong, we launched Encash, combining health, protection and savings to meet evolving customer needs for financial security and peace of mind. This innovation reflects our strategy to differentiate through customer-centric design and long-term value creation.
In 2025, we provided cover to over 540,000 new health insurance customers11 across Asia, reflecting strong demand for our differentiated health proposition and the effectiveness of our segmented product strategy.
Operational excellence
We continue to strengthen our claims, underwriting and fraud, waste and abuse management, to better manage medical costs and keep healthcare affordable. In 2025, we deployed a GenAI solution in close partnership with Google to support medical claim adjudication in Malaysia. We also introduced Data Insights from Claims Experience (‘DICE’) in Indonesia and Malaysia, alongside our Group fraud, waste and abuse framework with market-specific operating models.
We also continue to enhance our health underwriting capabilities through data-driven, inclusive guidelines and AI-powered solutions designed to increase underwriting automation and efficiency. In Hong Kong, we launched MedScreen+, an innovative AI underwriting tool to provide a faster, simpler and more transparent underwriting process for underwriters, while supporting our financial consultants with instant and indicative underwriting results for customers.
End worry and hassle
We continue to enhance our health customer journey by expanding self-service capabilities in PRUServices. In 2025, we launched core health functionalities that allowed customers to track the status of their claims and submit claims efficiently in Singapore, Malaysia and Indonesia, enhancing the overall claims experience and reducing the servicing burden on our agents.
Guide patients at every step
We continue to build Guided Care - our signature experience designed to support our customers end-to-end, from symptom triage and appointment booking to post-care follow-up, supported by our PRUHealth team nurses. In 2025, we launched pilots in Hong Kong and Indonesia to facilitate breast cancer screening appointments and validated that patients value additional support when they need it most.
We also accelerated the development of a tiered regional provider network to enhance control over medical claims costs and improve health outcomes, delivering the annualised claims savings as previously outlined.
Make sales teams champions of health
We are empowering our sales teams to sell health products more effectively through targeted training and enhanced performance management. Technology also played a role: in Singapore, we introduced a Health AI chatbot to help agents access information more quickly, alongside recognition programmes that incentivise health sales. Together, these actions supported over 48,000 active health agents across our health priority markets in selling health policies during the year.
Enhancing customer experiences
At Prudential, we are relentlessly focused on serving customers well. We believe that satisfied, loyal customers help us drive higher customer lifetime value. We have been making good progress to achieve our vision of enhancing customer experience.
We remain firmly committed to delivering best‑in‑class experiences that earn the long‑term trust of our customers. Our ambition is to achieve top‑quartile performance in the relationship net promoter score (rNPS), a measure of how likely customers are to recommend Prudential, and to reach customer retention rates of 90–95 per cent by 2027. As at full year 2025, six of our business units7 were performing in the top quartile based on rNPS, reflecting continued year‑on‑year improvement in advocacy and satisfaction. Eight out of ten business units improved their rNPS in 2025 compared with 2024. Customer retention increased by 1 percentage point to 88 percent, illustrating further progress toward our 2027 target.
These outcomes demonstrate the strength of our customer‑centric approach and the impact of our strategic focus on delivering consistently positive experiences.
Compelling and differentiated propositions for every stage of life
We continue to design and deliver customer‑led propositions tailored to the evolving needs of individuals and families across our markets. Our product suite remains comprehensive and aligned to diverse life stages, addressing health, protection and wealth needs across income segments. Highlights in 2025 include:

–Health and Protection:
–In Malaysia, PRUWith You Plus offers a flexible plan with an increasing sum assured, enabling customers to adapt their coverage over time. It also strengthens family protection by providing additional children’s coverage at no extra cost, without required underwriting.
–In Hong Kong, we introduced Prime Vantage Prestige Protector, a single‑premium life protection product launched in December 2025. It enhances legacy planning flexibility, provides updated guaranteed death benefits, and extends coverage to the juvenile segment, with streamlined onboarding for high‑net‑worth clients.
–In Taiwan, we expanded our participating product suite by integrating health and protection benefits, offering solutions tailored to needs such as critical illness, severe cancer, and all‑cancer protection.
–Savings and Investment – We continue to strengthen our wealth offerings in key markets:
–In Hong Kong, the Entrust Multi‑Currency Plan launched in February meets increasing demand for currency flexibility, supporting advanced legacy planning and multi‑currency wealth solutions.
–In Singapore, we expanded our high‑net‑worth proposition with a multi‑pay Indexed Universal Plan, building on the success of the earlier single‑premium version. This offering enables high-net-worth clients to grow, protect and transfer wealth across generations.
Delivering a seamless, technology-enabled customer journey
Delivering consistently excellent customer experiences requires integrated digital capabilities embedded across the customer lifecycle. In 2025, we accelerated this transformation through upgrades to our digital servicing platforms and continued investment in data and automation.
A key milestone this year was the enhancement of PRUServices, our digital self‑service platform, which now incorporates real‑time feedback to further elevate customer journeys. PRUServices is live in nine business units7 as of March 2026. Increased adoption of the platform demonstrates meaningful channel shift towards digital self‑service. The proportion of new business-processing through auto-underwriting was 70 per cent in December 2025.
We are also leveraging artificial intelligence across several customer touchpoints. AI‑enabled claims adjudication is improving speed, accuracy and efficiency in claims processing, enhancing overall satisfaction while supporting operational scalability.
Building advocacy for lifetime value
We continue to strengthen how we engage customers through personalised, timely, and data‑led interactions. Our Customer Engagement Platform (CEP)—a key enabler of long‑term advocacy—is now active across ten business units7. CEP enables us to tailor communications by using AI to trigger engagement based on real‑time events, using timing and content that is likely to be the most valued by the customer.
In 2025, over $300 million of APE sales were generated from customers who interacted with Prudential via the platform, demonstrating the material commercial impact of enhanced engagement. We will continue to expand the depth and intelligence of CEP through AI‑powered personalisation and data‑driven insights to further improve lead quality and nurture long‑term customer relationships.
Notes
(1)The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions will occur.
(2)As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa), Uganda (Africa), Zambia (Africa) and full year 2023: Ghana (Africa) and Kenya (Africa).
(3)As reported at full year 2025. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(4)Source: Swiss Re Institute - gross written premium growth 2015 to 2035 in Asia excluding Australia, Japan, and Korea.
(5)As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. See note A1 to the IFRS financial statements for more detail on our exchange rate presentation. The definitions of the key metrics we use to discuss our performance are set out in the "Definitions of performance metrics" section later in this document.
(6)Based on full year 2024 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence, if data is not publicly available.
(7)Business units equate to legal entities in this instance.
(8)Growth rate excluding disposed of Beneficial Africa businesses (Cameroon, Togo, Cote de Ivorie) from 2025 and 2024 comparatives.
(9)Free surplus ratio at 31 December 2025 includes the net proceeds received from the IPO of IPAMC
(10)Subject to Hong Kong Insurance Authority approval.
(11)All individuals covered by new health policies.

Financial review
Delivering quality growth, maintaining a strong balance sheet and enhancing capital returns
Our financial performance in 2025 demonstrated the strength of our business model and our balance sheet as we both delivered high quality growth and enhanced capital returns to our shareholders.
In line with our guidance, we delivered double-digit growth across all of our key financial performance metrics1. This performance reinforces our confidence both in delivering double-digit growth in 2026 and in achieving our 2027 new business profit and gross operating free surplus generation objectives2.
As we progressed along the path we set for ourselves to deliver our 2027 objectives, we reached an inflection point in our organic capital generation. This, alongside the Group’s capital strength, underpinned the update of our capital allocation framework in August 2025, where we shifted towards a total return orientation.
In addition, we also completed a number of important actions demonstrating our disciplined approach to capital allocation. These included the initial public offering (together with an earlier private placement, the IPO) of IPAMC in India, where we disposed of a portion of our interest, reducing our holding from 49 per cent to 35 per cent, resulting in proceeds after deducting costs and tax of $1.4 billion. Other actions completed include the $2 billion share buyback launched in 2024, and the sales of Eastspring Korea and our three Francophone Africa businesses. We also issued our inaugural Singapore dollar-denominated bond on attractive terms. Following the conclusion of the litigation regarding the ownership of our Malaysia conventional life business in 2025, we increased our holding in this business to 70 per cent at an attractive price in January 2026.
2025 saw generally lower government bond yields, both in the US and across many of our Asia markets. The US 10-year yield reduced to 4.3 per cent from 4.7 per cent at the end of 2024, with larger reductions notable in Singapore and Indonesia.
Equity market performance was relatively volatile, but with many indices recording double-digit growth over the year. The S&P 500 Index increased by 16 per cent, the MSCI Asia ex Japan Index increased by 27 per cent and the Hang Seng Index increased by 28 per cent.
The period was also characterised by considerable foreign exchange volatility, with the US dollar weakening compared with most global currencies.
As in previous periods, we comment on our performance below in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rate basis, unless otherwise noted. All metrics used by management to assess performance (along with IFRS profit after tax) are before deducting the amount attributable to non-controlling interests, unless otherwise stated in the definition. Balance sheet metrics are presented net of non-controlling interests. As previously indicated, from the start of 2025, the Group adopted the ‘Traditional Embedded Value’ framework for embedded value reporting, and all related disclosures are presented on this basis. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document.
We continued to build our record of high-quality, double-digit growth, with new business profit up 12 per cent. This reflects the benefit of our diversified platform across Asia and Africa, and across distribution channels, driving consistent double-digit growth in every quarter of the year. We continue to prioritise profitable new business with attractive capital generation profiles and, accordingly, new business margins increased by two percentage points. Over one third of our new business profit is from health and protection products, and a further half from participating and linked savings products, limiting our market risk exposure.
Operating free surplus generated from in-force insurance and asset management grew by 15 per cent, marking an inflection point in the trajectory of one of our key financial performance metrics, consistent with the path we set out to deliver our 2027 objective as we grow our business and take strategic actions to improve our in-force performance. These actions, particularly in health claims management and in containing costs, have resulted in a material reduction in the level of adverse operating variances impacting operating free surplus generated. The total of changes in operating assumptions, experience variances and other items was $(275) million in 2025 and included $(230) million of investment in enhancing our customer, distribution, health and technology capabilities, in line with our strategy. The residual amount of $(45) million was down from $(107) million in 2024.
Our embedded value operating profit was up 15 per cent, driven by growth in new business and in-force profit, supported by broadly stable central expenditure. This resulted in an increase in Group embedded value. Group TEV equity at 31 December 2025 was $37,803 million (31 December 2024: $34,267 million), equivalent to $14.83 per share (31 December 2024: $12.89 per share on an actual exchange rate basis), an increase of 15 per cent. Our operating return on embedded value improved one percentage point to 15 per cent.
IFRS adjusted operating profit after tax was up 7 per cent and, combined with a 5 per cent reduction in the weighted average number of shares driven by the share buyback, resulted in basic earnings per share based on adjusted operating profit growing by 12 per cent. Our CSM rose 14 per cent (on an actual exchange rate basis) to $25.0 billion in the year, primarily reflecting strong new business CSM growth of 9 per cent and favourable economic and foreign exchange impacts.
After the net positive impact of short-term market fluctuations (including interest rates) and the overall benefit of corporate transactions, driven by the gain on disposal of a portion of our interest in IPAMC, IFRS profit after tax was $4,119 million (2024: $2,415 million on an actual exchange rate basis, $2,439 million on a constant exchange rate basis). This profit, along with $443 million of positive foreign exchange rate movements but partially offset by $(1,828) million of returns to shareholders, led to an increase in IFRS shareholders' funds, which were up 15 per cent to $20,117 million at 31 December 2025 (31 December 2024: $17,492 million).
Our IFRS net asset value per share and adjusted total comprehensive equity per share rose to $7.90 and $16.51 per share respectively (31 December 2024: $6.58 and $13.79).

Our operating return on IFRS shareholders' equity was 14 per cent (2024: 14 per cent).
Our capital allocation framework continues to target holding a resilient regulatory capital position. Our period-end GWS shareholder cover ratio was 262 per cent.
As part of our regular financing plans, we issued SGD 600 million (USD 462 million, net of costs) of subordinated debt at an attractive coupon of 3.8 per cent – an inaugural raising of debt in an Asian currency further demonstrating our credit standing and access to capital. At 31 December 2025, our Group leverage ratio (Moody's basis) was 13 per cent, unchanged from the end of 2024. During the year, S&P Global Ratings upgraded the Financial Strength rating of Prudential's core entities to ‘AA’ from ‘AA-’, consistent with our ambition to remain an ‘AA’ company and reflecting our balance sheet strength.
This balance sheet strength, together with the progress of the business and the trajectory of our operating free surplus generation, enabled us to shift our capital allocation framework towards a total return orientation.
Our priorities in allocating capital under our capital management framework and our dividend policy, which is unchanged, is set out later in this section. We announced in August 2025 a revision to this framework which set out our expectations for the following in the near term:
–An increase of more than 10 per cent in the total ordinary dividend per share for each of 2026 and 2027; and
–Additional returns of capital to shareholders: $500 million of share buybacks in 2026 and $600 million in 20277 in addition to the return of the net proceeds from the IPO of IPAMC.
We will continue to assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. At 31 December 2025 the free surplus ratio was 221 per cent lower than last year as we executed our plans to return capital to shareholders, returning $1.2 billion in 2025 as we completed our $2 billion share buyback programme launched in 2024. Excluding the net proceeds received from the IPO of IPAMC, the free surplus ratio was 204 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.
In line with the dividend policy, the Board has approved a second interim dividend of 18.89 cents per share (2024 16.29 cents per share). When combined with the first interim dividend, the Group’s total 2025 dividend is 26.60 cents per share, an increase of 15 per cent over 2024. We launched a $1.2 billion buyback in January 2026 comprising $500 million of recurring capital returns and $700 million of net proceeds from the IPAMC IPO. The balance of the net proceeds from the IPAMC IPO will be returned to shareholders during 20277.

IFRS profit
	Actual exchange rate			Constant exchange rate
	2025 $m	2024 $m	Change %	2024 $m	Change %
Hong Kong	1,219	1,069	14	1,070	14
Indonesia	250	268	(7)	258	(3)
Mainland China	411	363	13	363	13
Malaysia	410	338	21	361	14
Singapore	706	693	2	709	–
Growth markets and other	614	688	(11)	689	(11)
Insurance business	3,610	3,419	6	3,450	5
Asset management	329	304	8	301	9
Total segment profit	3,939	3,723	6	3,751	5
Other income and expenditure
Net investment return and other items	(41)	21	n/a	21	n/a
Interest payable on core structural borrowings	(184)	(171)	(8)	(171)	(8)
Corporate expenditure	(237)	(237)	–	(237)	–
Other income and expenditure	(462)	(387)	(19)	(387)	(19)
Restructuring costs	(171)	(207)	17	(207)	17
Adjusted operating profit before tax	3,306	3,129	6	3,157	5
Non-operating items:
Short-term interest rate and other market fluctuations	120	(105)	n/a	(97)	n/a
Gain (loss) attaching to corporate transactions	1,515	(71)	n/a	(74)	n/a
Profit for the year before tax	4,941	2,953	67	2,986	65

Adjusted operating profit before tax	3,306	3,129	6	3,157	5
Tax on operating items	(534)	(547)	2	(555)	4
Adjusted operating profit after tax	2,772	2,582	7	2,602	7
Short-term interest rate and other market fluctuations	120	(105)	n/a	(97)	n/a
Gain (loss) attaching to corporate transactions	1,515	(71)	n/a	(74)	n/a
Tax (charge) credit attributable to items above	(288)	9	n/a	8	n/a
Profit for the year after tax	4,119	2,415	71	2,439	69

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	2025	2024	Change %	2024	Change %
Basic earnings per share based on adjusted operating profit after tax	101.4¢	89.7¢	13	90.2¢	12
Basic earnings per share based on IFRS profit after tax	154.2¢	84.1¢	83	84.8¢	82
Adjusted operating profit reflects the fact that the assets and liabilities of our insurance businesses are held for the longer term. Consequently, the Group believes that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.
Group IFRS adjusted operating profit was $3,306 million, an increase of 5 per cent, reflecting a 5 per cent increase in profits from our long-term insurance business and a 9 per cent increase in adjusted operating profit generated by Eastspring, our asset management business. While corporate expenditure was stable, central costs reflected increased interest costs from the additional debt issued in the year and reduced interest income on central cash balances.
Earnings per share, based on adjusted operating profit, net of tax and non-controlling interest, was 101.4 cents, an increase of 12 per cent (2024: 90.2 cents using a constant exchange rate).
Detailed discussion of IFRS financial performance by segment, including analysis of the asset management business, is presented in the section 'Segment discussion'.

Adjusted operating profit after tax
The table below sets out the Group’s adjusted operating profit after tax by segment as described in section B of the notes to the IFRS financial results.

	Actual exchange rate			Constant exchange rate
	2025 $m	2024 $m	Change %	2024 $m	Change %
Hong Kong	1,126	971	16	972	16
Indonesia	198	218	(9)	210	(6)
Mainland China[3]	411	363	13	363	13
Malaysia[3]	320	264	21	281	14
Singapore	603	594	2	608	(1)
Growth markets and other[3]	491	531	(8)	531	(8)
Insurance business	3,149	2,941	7	2,965	6
Asset management	305	275	11	272	12
Total segment profit	3,454	3,216	7	3,237	7
Other (including central items and restructuring costs)	(682)	(634)	(8)	(635)	(7)
Adjusted operating profit after tax	2,772	2,582	7	2,602	7
Insurance business analysis of operating profit drivers
The table below sets out the key drivers of the Group’s adjusted operating profit for the insurance business as described in note B1.3 of the IFRS financial results.

	Actual exchange rate			Constant exchange rate
	2025 $m	2024 $m	Change %	2024 $m	Change %
Adjusted release of CSM[4]	2,550	2,333	9	2,358	8
Release of risk adjustment	285	268	6	271	5
Experience variances	(51)	(81)	37	(85)	40
Other insurance service result	(135)	(68)	(99)	(69)	(96)
Adjusted insurance service result	2,649	2,452	8	2,475	7
Net investment result on longer-term basis	1,163	1,146	1	1,154	1
Other insurance income and expenditure	(103)	(89)	(16)	(90)	(14)
Share of related tax charges from joint ventures and associates	(99)	(90)	(10)	(90)	(10)
Insurance business	3,610	3,419	6	3,449	5
The release of CSM is the principal source of our IFRS 17 insurance business adjusted operating profit. The adjusted CSM release3 in 2025 of $2,550 million (2024: $2,358 million) equates to an annualised release rate of 9.5 per cent (2024: 9.5 per cent).
The release of the risk adjustment of $285 million (2024: $271 million) represents the run-off of non-market risk in the year as policies move closer to maturity. As expected, this release is a relatively stable proportion of the opening balance as compared with the corresponding rate in the prior year.
Experience variances of $(51) million (2024: $(85) million) largely comprise expense variances reflecting the investment in our strategic pillars consistent with our strategy. The variance has reduced from the prior year reflecting improved claims experience, following ongoing actions taken in our health business.
The other insurance service result of $(135) million (2024: $(69) million) primarily reflects the small losses on contracts that are described under IFRS 17 as ‘onerous’, either at inception or because changes in the period result in the CSM being exhausted. The amount shown in adjusted operating profit represents all losses on contracts classified as onerous; for example, it reflects both economic and non-economic movements. The trends seen at half year 2025 have continued, with improvements in Mainland China more than offset by the effect of falling interest rates on our Singapore business and ongoing challenges in the Vietnam market. While classified as 'onerous' under IFRS 17, it does not mean these contracts are not profitable overall as the CSM does not allow for real-world returns, which are earned over time. or for profits earned in prior periods.
The net investment result of $1,163 million (2024: $1,154 million) largely reflects the long-term return on assets backing shareholders' equity within the life businesses and long-term spreads on business not accounted for under the variable fee approach. The marginal increase in the year reflects the rise in opening shareholders' assets following the growth of the business, offset by remittances from insurance businesses to the Group centre, with moderate growth in spread income given the effect of derisking actions in our Mainland China business.
Other income and expenditure of $(103) million (2024: $(90) million) mainly relates to expenses that are not directly related to an insurance contract as defined under IFRS 17.
Movement in contractual service margin
The CSM balance represents a discounted stock of unearned profit, which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the discounting applied to the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.
In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in building the CSM, and we expect the compounding effect from the new business added to the CSM over time to support growth in IFRS 17 adjusted operating profit in the future.
The table below sets out the movement of CSM over the period.
Contractual service margin net of reinsurance

	Actual exchange rate
	2025 $m	2024 $m
CSM at 1 January (net of reinsurance)	21,960	21,012
New contracts in the year	2,835	2,596
Unwind*	1,784	1,731
Balance before variances, effect of foreign exchange and CSM release	26,579	25,339
Economic and other variances	332	(671)
Balance before release	26,911	24,668
Release of CSM to income statement	(2,554)	(2,352)
Effect of movements in exchange rates	648	(356)
CSM at 31 December (net of reinsurance)	25,005	21,960
CSM relating to reinsurance attributable to policyholders	871	789
Related deferred tax adjustments†	(2,853)	(2,604)
Less non-controlling interests	(1,072)	(977)
Adjusted shareholders' CSM at 31 December (net of reinsurance)	21,951	19,168
*The unwind of CSM presented in this table reflects the accretion of interest on general measurement model contracts, as presented in note C3.3 to the IFRS financial results, together with the unwind of the CSM related to variable fee approach contracts on a long-term normalised basis. This differs from the presentation in note C3.3 to the IFRS financial results by reallocating $1,479 million from economic and other variances to unwind.
†CSM is presented gross of tax, this is to allow for tax on the future profits contained in the CSM.

Profitable new business in 2025 grew the CSM by $2,835 million which, combined with the unwind of the CSM balance shown in the table above of $1,784 million, increased the CSM by $4,619 million. This increase exceeded the release of the CSM to the income statement in the period of $(2,554) million, demonstrating the strength of our franchise and its ability to deliver future growth in CSM and ultimately adjusted operating profit.
Other movements in the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short-term market effects of business accounted for under the variable fee approach. Movements in exchange rates had a positive impact of $648 million on the closing CSM. Overall the CSM grew by 14 per cent, or 9 per cent excluding the effect of economic and other variances and exchange rates.
Other income and expenditure
Corporate expenditure of $(237) million is unchanged from the prior year, reflecting continued control of head office costs. Interest payable on core structural borrowings of $(184) million (2024: $(171) million) reflects the additional interest on the additional SGD 600 million debt instrument issued in May 2025. Net investment return and other items totalled $(41) million (2024: $21 million) reflecting lower interest rates and lower average central cash balances. As anticipated, restructuring costs were lower at $(171) million (2024: $(207) million).
IFRS basis non-operating items
Non-operating items in the year consist of positive short-term interest rate and other market fluctuations of $120 million (2024: negative $(97) million) and $1,515 million of net gains from corporate transactions (2024: net costs of $(74) million).
Short‑term fluctuations in interest rates and other market variables had a net positive impact, reflecting falling interest rates across many Asia markets during the year which contributed to valuation gains on bond assets backing IFRS shareholder's equity. In addition, for the Group's health and protection business under the general measurement model (GMM), lower discount rates applied to net positive future cash flows contributed to valuation gains on net future profits recognised as assets on the balance sheet under the GMM methodology. These effects were partially offset by developments in Mainland China, where narrower credit spreads reduced the illiquidity premium used in determining discount rates on GMM liabilities.
Gains from corporate transactions primarily represent the profit on disposal, before tax, of a proportion of our interest in IPAMC on the IPO of this entity.
IFRS effective tax rates
In 2025, the effective tax rate on adjusted operating profit was 16 per cent, similar to the effective tax rate in 2024 of 17 per cent. The effective tax rate on total IFRS profit in 2025 was 17 per cent, broadly in line with the effective tax rate in 2024 of 18 per cent.
In 2025 the new OECD global minimum tax rules were implemented in Hong Kong, effective from 1 January 2025. This brings the whole Prudential group into scope of the new tax rules. The IFRS tax charge for 2025 includes $(23) million (2024: $nil) in respect of global minimum tax.

Total tax contributions
The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $(1,353) million remitted to tax authorities in 2025. This was higher than the equivalent amount of $(1,086) million remitted in 2024 (on an actual exchange rate basis), principally due to taxes paid on corporate transactions, mainly the partial disposal of our investment in IPAMC.
Tax strategy
The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures that provide insight into the Group’s tax contributions. An updated version of the tax strategy, including 2025 data, is expected to be available on the Group’s website before 29 May 2026.
Value
New business profit was up 12 per cent to $2,782 million, driven by increased APE sales and positive pricing and product mix effects. Growth was broad based, with growth in 13 of our 19 life insurance markets, and consistent, with double-digit growth in each quarter of 2025.
Segment APE, NBP and margin

	2025 $m		2024 $m		AER change %		CER change %		New business margin
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	2025	2024
Hong Kong	2,221	1,221	2,063	1,091	8%	12%	8%	12%	55%	53%
Indonesia	258	118	262	110	(2)%	7%	2%	11%	46%	42%
Mainland China (Prudential's share)	621	282	464	221	34%	28%	34%	27%	45%	48%
Malaysia	436	118	406	105	7%	12%	–%	5%	27%	26%
Singapore	938	436	870	419	8%	4%	5%	2%	46%	48%
Growth markets and other	2,187	667	2,137	580	2%	15%	–%	12%	30%	27%
Total insurance business	6,661	2,842	6,202	2,526	7%	13%	6%	11%	43%	41%
Less central costs allocated to new business		(60)		(62)
Total Group insurance business	6,661	2,782	6,202	2,464	7%	13%	6%	12%	42%	40%
Analysis of new business profit margin by quarter
New business profit ('NBP'), annual premium equivalent ('APE') sales and new business margin can be analysed by quarter as follows:

	2025			2024 AER			2024 CER
	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	$m	%	$m	$m	%	$m	$m	%
Q1	608	1,677	36%	545	1,625	34%	543	1,609	34%
Q2	652	1,610	40%	576	1,488	39%	588	1,526	39%
Q3	705	1,716	41%	616	1,527	40%	626	1,564	40%
Q4	818	1,659	49%	730	1,566	47%	740	1,590	47%
Foreign exchange adjustment	(1)	(1)	n/a	(3)	(4)	n/a	(2)	–	n/a
Total	2,782	6,661	42%	2,464	6,202	40%	2,495	6,289	40%
Our new business mix continues to reflect our focus on quality and higher-margin products, with 36 per cent of new business profit arising from health and protection business.
A detailed discussion of new business performance by segment, including analysis of asset management business, is presented in the section 'Segment discussion'.

TEV basis results

TEV financial results
	Actual exchange rate			Constant exchange rate
	2025 $m	2024 $m	Change %	2024 $m	Change %
New business profit	2,782	2,464	13	2,495	12
Profit from in-force business	2,284	1,967	16	1,985	15
Insurance business	5,066	4,431	14	4,480	13
Asset management business	305	275	11	272	12
Operating profit from insurance and asset management businesses	5,371	4,706	14	4,752	13
Change in allowance for corporate expenditure and other central costs incurred in the year	(454)	(414)	(10)	(414)	(10)
Operating profit for the year before restructuring costs	4,917	4,292	15	4,338	13
Restructuring costs	(165)	(197)	16	(196)	16
Operating profit for the year	4,752	4,095	16	4,142	15
Non-operating results	(81)	(566)	86	(575)	86
Profit for the year	4,671	3,529	32	3,567	31
Non-controlling interests' share of profit	(120)	(85)	(41)
Profit for the year attributable to equity holders of the Company	4,551	3,444
Foreign exchange movements	781	(526)
Dividends, net of scrip dividends	(594)	(552)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	–	(1,375)
Share repurchases/buybacks	(1,234)	(878)
Other equity movements	32	(17)
Net increase in Group TEV equity	3,536	96
Group TEV equity at beginning of year	34,267	34,171
Group TEV equity at end of year	37,803	34,267
% Operating profit/Group TEV excluding intangibles at beginning of year	15	14

Group TEV equity	31 Dec 2025 $m	31 Dec 2024 $m
Represented by:
Hong Kong	14,460	13,876
Indonesia	1,350	1,256
Mainland China	3,238	2,860
Malaysia	3,861	3,254
Singapore	7,102	6,264
Growth markets and other	7,842	7,336
Non-controlling interests' share of embedded value	(1,667)	(1,585)
Embedded value from insurance business excluding goodwill	36,186	33,261
Asset management and other excluding goodwill	2,924	2,348
Provision for future central corporate expenditure	(2,086)	(2,078)
Group TEV	37,024	33,531
Goodwill attributable to equity holders	779	736
Group TEV equity at end of year	37,803	34,267
Group TEV equity per share	1,483¢	1,289¢
Group TEV operating profit increased by 15 per cent to $4,752 million, reflecting a 13 per cent increase in the operating profit for the insurance business, a 12 per cent increase in the operating profit for the asset management business and broadly stable central costs, including restructuring costs. Operating profit as a percentage of Group TEV excluding intangibles at the beginning of the year was 15 per cent (2024: 14 per cent).
Operating profit from insurance business increased to $5,066 million, reflecting growth in new business and a 15 per cent increase in in-force business profit to $2,284 million. The profit from in-force business is driven by the expected return and the effects of operating assumption changes and experience variances. The expected return was 7 per cent higher at $2,547 million, reflecting a higher opening balance to which the expected return is applied, given the growth in the business in 2024. Operating assumption changes and experience variances were negative $(263) million on a net basis compared with $(397) million in 2024 on a constant exchange rate basis.

The non-operating loss of $(81) million (2024: loss of $(575) million on a constant exchange rate basis) reflects the impact of a reduction in interest rates across many of our Asian markets with a consequential reduction in the investment return assumptions (which trend from current to long-term assumptions over time) with no change in the long-term discount rate to offset. It also reflects, as reported at the half-year, the effect on our Mainland China business from the application of a more prudent valuation interest rate used to discount local statutory reserves and from further actions to de-risk our asset portfolio. This negative impact is offset by the profit on disposal of a proportion of our interest in IPAMC on the IPO of this entity.
Overall, TEV equity increased to 37.8 billion as at 31 December 2025 (31 December 2024: $34.3 billion). Of this $36.2 billion (31 December 2024 $33.3 billion) relates to the insurance business operations, excluding goodwill attributable to equity shareholders and before the provision for future corporate expenditure. This amount includes our share of our India life business associate valued using embedded value principles. The market capitalisation of 100 per cent of this life business associate at 31 December 2025 was circa $10.5 billion, which compares with a publicly reported embedded value of circa $5.6 billion at 30 September 2025.
TEV shareholders' equity on a per share basis at 31 December 2025 was 1,483 cents (31 December 2024: 1,289 cents).
Shareholders’ equity

Group IFRS shareholders' equity
	2025 $m	2024 $m
Profit for the year	4,119	2,415
Less non-controlling interest	(141)	(130)
Profit after tax for the year attributable to shareholders	3,978	2,285
Exchange movements, net of related tax	443	(309)
External cash dividends	(594)	(552)
Share repurchases/buybacks	(1,234)	(878)
Adjustment to non-controlling interest	–	(857)
Other movements	32	(20)
Net increase (decrease) in shareholders’ equity	2,625	(331)
IFRS shareholders’ equity at beginning of the year	17,492	17,823
IFRS shareholders’ equity at end of the year	20,117	17,492
Adjusted contractual service margin (CSM) (net of reinsurance)	21,951	19,168
Adjusted total comprehensive equity[5]	42,068	36,660

IFRS shareholders' equity per share[5]	790 ¢	658¢
Adjusted total comprehensive equity per share[5]	1,651¢	1,379¢

Group IFRS shareholders’ equity increased from $17.5 billion at the start of 2025 to $20.1 billion at 31 December 2025. This increase reflects $4.0 billion of profit earned in the period, including the profit from the disposal of the Group’s partial interest in IPAMC that we plan to return to shareholders, and positive exchange movements of $0.4 billion, partly offset by dividend payments and share buybacks of $(1.8) billion.
Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and adjusted shareholders' CSM, net of tax and reinsurance. Adjusted total comprehensive equity was $42.1 billion at 31 December 2025 (31 December 2024: $36.7 billion), reflecting the increase in IFRS shareholders' equity and the CSM as the business grows. A full reconciliation to shareholders’ equity is included in note C3.1 of the IFRS financial results.
Capital management
In the first half of 2025, we refined our capital allocation framework with a desire to drive better shareholder returns. This led to a shift in focus towards a total return orientation out of the annual flow of capital generation. Following this refinement our capital allocation priorities are as follows:
–We continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent;
–Following sufficient capital being held, our priority for allocating capital will be re-investing in writing high-quality new business;
–Our next priority is investing in enhancing our core capabilities, primarily in the areas of customer, distribution and health as well as technology and operations (including data);
–Our dividend policy remains to grow broadly in line with net operating free surplus generation, which is calculated after investment in new business, central costs and capability investment. Given the strength of our capital generation, we expect to grow the ordinary dividend by more than 10 per cent in both 2026 and 2027. In addition to the ordinary dividend, the Board will consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group’s financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment. This change reflects our long-term confidence in our business model and, as previously highlighted, means we are planning additional capital returns, with $500 million of share buybacks in 2026 already announced and a further $600 million expected in 20277;
–We will invest in value accretive inorganic opportunities where there is good strategic fit, with investment decisions, as always, being carefully judged against the alternative of returning surplus capital to shareholders; and

–We assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.
To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders, including dividends.
Group free surplus generation
Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and, for our life operations, is generally based on the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision).
For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.
Analysis of movement in Group free surplus

	Actual exchange rate			Constant exchange rate
	2025 $m	2024 $m	Change %	2024 $m	Change %
Expected transfer from in-force business and return on existing free surplus	3,029	2,679	13	2,682	13
Changes in operating assumptions and experience variances	(275)	(288)	5	(283)	3
Operating free surplus generated from in-force insurance business	2,754	2,391	15	2,399	15
Asset management business	305	275	11	272	12
Operating free surplus generated from in-force insurance and asset management business	3,059	2,666	15	2,671	15
Investment in new business	(773)	(744)	(4)	(737)	(5)
	2,286	1,922	19	1,934	18
Other expenditure	(446)	(361)	(24)	(362)	(23)
Restructuring costs	(165)	(197)	16	(196)	16
Operating free surplus generated	1,675	1,364	23	1,376	22
Non-operating and other movements, including foreign exchange	633	(31)
Share repurchases/buybacks	(1,234)	(878)
External cash dividends	(594)	(552)
Subordinated debt issuance	462	–
Free surplus at beginning of year	12,358	12,455
Free surplus at end of year	13,300	12,358
Free surplus at end of year excluding distribution rights and other intangibles	9,408	8,604
Required capital	7,761	6,410
Free surplus ratio (%)	221%	234%	(13)ppts
Operating free surplus generated from in-force insurance and asset management business increased 15 per cent to $3,059 million in 2025, in line with the shape of the cash flows we expected to generate in advance of 2027.
Our ongoing actions to improve capital generation saw a reduction in the level of adverse operating assumption changes and variance effects in the year. The total of changes in operating assumptions, experience variances and other items was $(275) million in 2025 and included $(230) million of investment in enhancing our customer, distribution, health and technology capabilities, in line with our strategy. The residual amount of $(45) million was down from $(107) million in 2024.
The cost of investment in new business was $(773) million (2024: $(737) million) reflecting the growth in APE sales, partly offset by favourable country mix effects. After this and central expenditure the Group generated operating free surplus (after restructuring costs) of $1,675 million, up 22 per cent compared with 2024.
Total returns to shareholders in 2025 included dividends paid in the period of $(594) million and share buyback of $(1,234) million. After allowing for these returns as well as short-term market fluctuations and currency movements, free surplus at 31 December 2024 was $13.3 billion (31 December 2024: $12.4 billion). Excluding distribution rights and other intangibles, free surplus was $9.4 billion (31 December 2024: $8.6 billion). The free surplus ratio, defined as Group free surplus (excluding intangibles) plus TEV required capital divided by the TEV required capital, was 221 per cent at the end of 2025, lower than the 234 per cent at the end of 2024 as the Group's share buyback progresses. Excluding the net proceeds received from the IPO of IPAMC, the free surplus ratio was 204 per cent.
Dividend
Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.
In line with the guidance for 2025 and our dividend policy, the Board has approved a 2025 second interim cash dividend of 18.89 cents per share (2024: 16.29 cents per share). Combined with the first interim cash dividend of 7.71 cents per share (2024: 6.84 cents per share), the Group’s total 2025 cash dividend is 26.60 cents per share (2024: 23.13 cents per share), an increase of 15 per cent.
A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered in respect of the 2025 second interim dividend.
Guidance on the application of the dividend policy alongside changes to our capital allocation framework are set out at the start of the Financial review.
Group capital position
The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority (HKIA) to determine Group regulatory capital requirements (both minimum and prescribed levels). Prudential Corporation Asia Limited (PCAL) is classified as a Domestic Systemically Important Insurer (D-SII) by the HKIA. PCAL is a direct subsidiary of Prudential plc and is incorporated in Hong Kong. The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional unaudited financial information.
The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	31 Dec 2025			31 Dec 2024
	Shareholder	Policyholder*	Total†	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	27.6	19.3	46.9	24.8	16.3	41.1
of which: Tier 1 capital resources ($bn)	19.9	1.5	21.4	17.6	1.3	18.9

Group Minimum Capital Requirement ($bn)	6.0	0.8	6.8	5.1	0.7	5.8
Group Prescribed Capital Requirement ($bn)	10.5	13.3	23.8	8.9	11.3	20.2

GWS capital surplus over GPCR ($bn)	17.1	6.0	23.1	15.9	5.0	20.9
GWS coverage ratio over GPCR (%)	262%		197%	280%		203%

GWS Tier 1 surplus over GMCR ($bn)			14.6			13.1
GWS Tier 1 coverage ratio over GMCR (%)			316%			325%
*This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant.
†The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio.
As at 31 December 2025, the estimated shareholder GWS capital surplus over the GPCR is $17.1 billion (31 December 2024: $15.9 billion), representing a coverage ratio of 262 per cent (31 December 2024: 280 per cent), comfortably above the Group's risk appetite of 150 per cent as discussed in the capital management section above. The estimated total GWS capital surplus over the GPCR is $23.1 billion (31 December 2024: $20.9 billion) representing a coverage ratio of 197 per cent (31 December 2024: 203 per cent).
Operating capital generation in 2025 was $1.7 billion after allowing for central costs and the investment in new business. Other movements covering non-operating, foreign exchange and other items were $0.8 billion and included the beneficial impact of the partial sale of our interest in IPAMC. The shareholder GWS surplus also reflects the issuance of $0.5 billion in subordinated debt in the year, which contributed positively to the Group's available capital. These increases were offset by the payment of external dividends and share buybacks which together totalled $(1.8) billion. Overall, the increase in shareholder GWS capital surplus in 2025 was $1.2 billion.
The Group’s GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.
The GWS capital surplus set out in the table above includes amounts held within operating entities as well as at the centre. The businesses may remit this surplus as dividends provided the local regulatory requirements are met and there are sufficient unrestricted accounting profits.

Financing and liquidity
Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current financial strength rating of AA from S&P (upgraded from AA-), Aa3 from Moody's and AA- from Fitch.
Net core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m			31 Dec 2024 $m
	IFRS basis	Mark-to-market value	TEV basis	IFRS basis	Mark-to-market value	TEV basis
Core borrowings of shareholder-financed businesses	4,459	(57)	4,402	3,925	(231)	3,694
Less: holding company cash and short-term investments	(4,282)	–	(4,282)	(2,916)	–	(2,916)
Net core structural borrowings of shareholder-financed businesses	177	(57)	120	1,009	(231)	778
Group leverage ratio (Moody's total leverage basis)	13%			13%
The total core borrowings of the shareholder-financed businesses were $4.5 billion at 31 December 2025 (31 December 2024: $3.9 billion). In May 2025, the Group issued SGD 600 million 3.80 per cent subordinated debt maturing on 22 May 2035, with proceeds, net of costs, of $462 million. The Group had central cash resources of $4.3 billion at 31 December 2025 (31 December 2024: $2.9 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $0.2 billion at end of 31 December 2025 (31 December 2024: $1.0 billion) on an IFRS basis. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2025.
With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group’s debt securities have contractual maturities that fall between 2029 and 2035. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.
In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group’s commercial paper programme are not included in the holding company cash and short-term investment balance.
Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $520 million in issue at 31 December 2025 (31 December 2024: $527 million).
As at 31 December 2025, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further $100 million that expire in 2029. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2025.

Cash remittances
Holding company cash flow6

	Actual exchange rate
	2025 $m	2024 $m	Change %
Net cash remitted by business units	2,137	1,383	55
Net interest (paid) received	(55)	17	n/a
Corporate expenditure	(308)	(253)	(22)
Centrally funded recurring bancassurance fees	(223)	(198)	(13)
Total central outflows	(586)	(434)	(35)
Holding company cash flow before dividends and other movements	1,551	949	63
Dividends paid, net of scrip dividends	(594)	(552)	(8)
Operating holding company cash flow after dividends but before other movements	957	397	141
Other movements
Issuance of debt, net of costs	462	–	n/a
Share repurchases/buybacks (including costs)	(1,252)	(860)	n/a
Other corporate activities	1,117	(109)	n/a
Total other movements	327	(969)	n/a
Net movement in holding company cash	1,284	(572)	n/a
Cash and short-term investments at the beginning of the year	2,916	3,516
Foreign exchange movements	82	(28)
Cash and short-term investments at the end of the year	4,282	2,916
Remittances from our businesses were $2,137 million (2024: $1,383 million), reflecting both our growing operating free surplus generation and timing of when dividends are paid up to the centre. The remittances in 2024 are also net of cash advanced to CPL, our joint venture business in Mainland China, of $(174) million in anticipation of the capital injection in early 2025, with no such payments occurring in 2025. Remittances were used to meet central outflows of $(586) million (2024: $(434) million) and to pay cash dividends of $(594) million (2024: $(552) million).
Central outflows include net interest paid of $(55) million (2024: net interest received of $17 million), which reflects lower interest receipts on central cash balances, given current interest rates and lower average cash balances following the share buyback programme. Interest payments made on core structural borrowing, which are largely fixed, marginally increased following the debt raised in May 2025.
Cash outflows for corporate expenditure of $(308) million (2024: $(253) million) include cash outflows for restructuring costs. The increase represents timing differences on recharges to operating subsidiaries and differences between expense accrual and cash payment.
We had a $462 million increase in cash resources from new debt issued in May 2025 and used $(1,252) million of cash to settle repurchases of shares in 2025, largely to complete our $2 billion share buyback programme.
Other corporate activities of $1,117 million in 2025 largely comprises the $1.4 billion net proceeds received upon the IPO of IPAMC in December, offset by the settlement on the case with Detik Ria in Malaysia in July 2025 and other miscellaneous Group investment.
The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.
Notes
(1)Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
(2)These objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions.
(3)In our segmental disclosure, the tax on our life joint ventures in Mainland China and Malaysia (the Takaful business) and on our associate in India is included within the 'Growth markets and other' segment.
(4)Adjusted release of CSM reflects an adjustment to the release of CSM figure as shown in note C3.2 of the IFRS financial results of $(4) million (2024: $(19) million) for the treatment adopted for adjusted operating purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort. See note B1.3 to the IFRS financial results for more information.
(5)See note II of the Additional financial information for definition and reconciliation to IFRS balances.
(6)Holding company cash and short term investments in Group head office companies.
(7)Subject to Hong Kong Insurance Authority approval.

Segment Discussion
Delivering through our
multi-market growth engines
The following commentary provides an overview of each of the Group’s segments, together with a discussion of their 2025 financial performance.
Unless otherwise stated, we discuss our performance on a constant currency basis. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.
Hong Kong

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	2,221	2,063	8%	8%
New business profit ($m)	1,221	1,091	12%	12%
New business margin (%)	55	53	2ppts	2ppts
Adjusted operating profit ($m)	1,219	1,069	14%	14%
Adjusted operating profit after tax ($m)	1,126	971	16%	16%
IFRS profit after tax ($m)	1,333	851	57%	57%
In Hong Kong, Prudential is supported by a strong brand, a well‑established agency force and a product suite designed to meet customers’ evolving health, protection and long‑term financial needs across life stages. Hong Kong is a high-income market and exhibits sustained demand for comprehensive solutions spanning medical protection, wealth accumulation, retirement and legacy planning.
Our multi-channel distribution model is anchored by a high‑performing agency force and a longstanding bancassurance partnership with Standard Chartered Bank, complemented by a selective presence in the broker channel. This positions us well to capture growth across the domestic and Mainland China visitor segments, including an expanding local customer base driven by net migration of skilled professionals. We remain focused on high‑quality, capital‑efficient new business, underpinned by disciplined sales practices and an emphasis on health and protection‑led propositions.
Hong Kong plays a pivotal role in serving Mainland China visitors seeking currency and asset diversification, professional financial advice and access to high‑quality healthcare and complex protection products. Demand for Hong Kong‑based long‑term savings and protection solutions remains resilient. Supported by our presence across all cities in the Greater Bay Area, including Macau, we are well placed to serve customers across one of the region’s most significant economic hubs.
We continued to innovate during 2025, with several market‑first solutions. Key launches included Entrust, a pioneering trust-like multi-currency savings proposition, and Encash, a first-in-market whole-life hospital cash and long-term savings solution. We also launched Prime Vantage Prestige Protector, a tailored protection solution for high‑net‑worth customers, strengthening our presence in a strategically important segment.
Our commitment to building an inclusive, high-performance culture was validated through Prudential Hong Kong being recognised as one of the ‘Best Companies to Work for in Asia’ for the fourth consecutive year.
Financial performance
Hong Kong delivered another year of strong and broad‑based growth in 2025. New business profit increased by 12 per cent to $1,221 million, supported by 8 per cent growth in APE sales and a 2‑percentage‑point expansion in margin. This reflected our continued focus on quality, as well as the continuing benefits of repricing actions. New business profit grew from both domestic and Mainland China visitor segments.
The agency channel delivered a 9 per cent increase in new business profit. Quality recruitment of new agents helped lift average monthly active agents by 12 per cent. We also saw growth in the productivity of MDRT-qualified agents, underscoring the strength and quality of our agency force.
The bancassurance channel generated an increase in new business profit of 25 per cent year‑on‑year, underscoring the strength of our long‑standing partnerships. This strong performance was supported by record sales through SCB, where a favourable improvement in product mix contributed to an increase in margin for new business from the bancassurance channel.
Prudential is a market leader in health and protection. Our innovative health solutions launched in 2024 and 2025 fuelled a 44 per cent increase in health APE sales, demonstrating our strong capability to meet rising customer demand for comprehensive protection and wellness offerings.
In Hong Kong, adjusted operating profit was $1,219 million, up 14 per cent, as we continued to benefit from the ongoing growth in new business. This growth, together with favourable economics, led to a higher release from the CSM compared with 2024. The net investment result, a large component of which is net investment earnings on shareholder assets, was marginally lower, reflecting (as was the case at half year) significant remittances to the centre from strong levels of local capital surplus.

The IFRS profit after tax for our Hong Kong business was $1,333 million, up 57 per cent compared with 2024. As well as the double-digit growth in adjusted operating profit, Hong Kong benefitted from bond gains on shareholder assets exceeding long-term expectations as interest rates fell. This compared with interest rises in 2024 that led to asset returns being below long-term expectations.
Indonesia

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	258	262	(2)%	2%
New business profit ($m)	118	110	7%	11%
New business margin (%)	46	42	4ppts	4ppts
Adjusted operating profit ($m)	250	268	(7)%	(3)%
Adjusted operating profit after tax ($m)	198	218	(9)%	(6)%
IFRS profit after tax ($m)	224	181	24%	29%
In Indonesia, we are among the top three life insurers1 across the combined conventional and Syariah markets.
2025 saw a challenging period for the Indonesian life insurance industry, including civil unrest in the third quarter. Despite these headwinds, Prudential recorded 2 per cent growth in APE sales and 11 per cent growth in new business profit, demonstrating our strong operational resilience and ability to successfully navigate a challenging environment.
We continue to diversify our distribution, with our agency channel maintaining its market-leading position, and our bancassurance channel achieving record APE sales.
We remain proactive in managing the significant challenges in the health market due to rising medical inflation. We continue to strengthen the resilience of our health portfolio through disciplined repricing and through the expansion of our Priority Hospital Network to improve cost efficiency and elevate care standards. We are also improving our agency capability to deliver higher‑quality health solutions.
The focus on customers alongside enhanced purchasing and service experiences, including new digital servicing features, helped improve customer satisfaction in the year with an improved rNPS.
Our dedicated Syariah entity, Prudential Syariah Indonesia, delivered a strong performance in 2025 and is now the number one Syariah life insurer in Indonesia by volume of APE sales. Our partnership with BSI, the largest Syariah bank in the country with 20 million customers, delivered a strong performance in its first year of operations. We continue to successfully develop the BSI partnership, with activation of the in-branch referral model across all of BSI’s priority branches and top-tier retail branches. We anticipate that our partnership with BSI will be a meaningful driver of future growth, with sales activity expected to build progressively through 2026.
Financial performance
Overall new business profit grew 11 per cent in 2025 compared with the prior year. Margins expanded by 4 percentage points compared with the prior period. This was driven by management actions including prudent medical repricing and a shift towards higher margin traditional products, as we continue to diversify our product mix.
Our agency business successfully navigated the challenging environment in the third quarter and ended the year on a positive note. New business profit per active agent increased by 18 per cent compared with 2024, supported by the strategic shift to high margin traditional and health and protection products. There has been continued focus on optimising the number of active agents and enhancing recruitment quality. Overall new business profit was up 6 per cent compared with the prior year.
Strong sales via the bancassurance channel led to a 53 per cent growth in new business profit, driven by strong momentum in investment-linked products through both SCB and UOB, as well as a promising contribution from our new partnership with BSI.
The adjusted operating profit for Indonesia for 2025 was $250 million (2024: $258 million on a constant exchange rate basis). This was marginally lower than the prior year, reflecting the investment in capabilities within our Syariah business, as we operationalise our new bancassurance partnership with BSI and the shift in product mix towards longer-duration products. The profit from these products is higher overall but spread over a longer period, dampening the release from the IFRS CSM in the short term.
The IFRS profit after tax in 2025 was up 24 per cent (on an actual exchange rate basis) to $224 million, with the small decline in adjusted operating profit more than offset by the benefit of falling interest rates on shareholder assets increasing net investment return in the year. This is compared to a loss in the prior year when interest rates rose.

Mainland China – CITIC Prudential Life (CPL)

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	621	464	34%	34%
New business profit ($m)	282	221	28%	27%
New business margin (%)	45	48	(3) ppts	(3) ppts
Adjusted operating profit ($m)	411	363	13%	13%
IFRS (loss) profit ($m)	(24)	159	n/a	n/a
Amounts included in the table above represent the Group's 50 per cent share.
Prudential’s life business in Mainland China, CITIC Prudential Life (CPL), is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL operates with an extensive footprint across 23 branches, covering 102 cities in Mainland China. In 2025, CPL celebrated its 25th year of operation.
CPL benefits from the strong brands of both shareholders with a multi-distribution platform that offers a diverse set of products to meet customers' needs. The business focuses on the affluent segments of the market where individuals typically have more resilient personal income levels, and are still significantly underpenetrated.
We have a high-quality agency force as well as an extensive network of 59 bancassurance partners with 850 active physical bank branches across Mainland China. The broad reach of our banking partners and the strong capabilities of our agency business in the affluent segments enable CPL to access customer groups with high potential to generate sustainable, high-quality new business growth. We continued to prioritise quality agent recruitment and deepen penetration within our bank partners’ customer bases.
We expect this growth to be driven primarily by health and protection, long-term policyholder participating savings products and pensions. The business remains focused on delivering sustainable, high‑quality growth, supported by disciplined risk management in a prolonged low interest rate environment in Mainland China.
In 2025, our business in Mainland China has continued to evolve in response to supportive regulatory developments and interest rate volatility. CPL maintained its disciplined focus on delivering high-quality new business as we actively rebalance our product mix from non-participating to participating solutions. At the end of 2025, CPL’s local comprehensive solvency ratio stood at 209 per cent, well in excess of regulatory requirements. In January 2026 CPL issued RMB5 billion of perpetual debt.
Exposure arising from the Group’s net investment position is actively managed, including the use of derivative instruments to reduce sensitivity to further downward movements in interest rates. With initiatives underway to enhance the quality and resilience of the franchise, the Group is well positioned to capture opportunities from the supportive demographics with rising wealth and an ageing population expected to increase demand for savings and protection over time.
Financial performance
CPL grew new business profit by 27 per cent in 2025 compared with the prior year, with an increasing proportion of participating business in our sales mix. Overall, APE sales grew by 34 per cent, with very strong momentum in the second half and including sales to around 87,000 new-to-Prudential customers.
CPL's agency channel delivered a 9 per cent reduction in new business profit for 2025 overall. However, CPL continued its transformation journey with quality recruitment and development generating momentum in the second half of 2025. Encouragingly, agency new business profit increased by 11 per cent in the second half of 2025 compared with the same period in 2024. We continue to develop our high-quality agency force, with a 14 per cent increase in new agency recruits and a 7 per cent increase in the number of active agents compared with the prior year.
In the bancassurance channel, CPL delivered an increase in new business profit of 59 per cent, supported by a strong focus on productivity. Our partnership with CITIC Bank continued to strengthen, and we accelerated sales momentum by focusing on their top 50 outlets, driving stronger execution and productivity. Our deeper collaboration with the private banking segments of our bank partners supported greater engagement with high-net-worth customers and we achieved a 7 per cent increase in active branches. Overall, all our top ten partners delivered double to triple-digit APE sales growth in the period.
The adjusted operating profit before tax for CPL was $411 million, 13 per cent higher than the prior year. Our focus on quality new business helped reduce the level of losses on contracts that IFRS defines as onerous as compared with 2024. Higher asset levels as the business grew helped increase net investment returns, albeit this was partially offset by actions to derisk the investment portfolio. A higher adjusted operating profit was more than offset by an increase in losses arising from short-term market movements. While interest rates marginally increased in 2025, the small benefit arising from a higher discount rate was more than offset by the impact on the discount rate of credit spreads narrowing. After allowing for these market-related losses, CPL generated a small IFRS loss for the year of $(24) million. This amount is recorded before any related tax, which under the Group’s segment definition is recorded under the ’Growth markets and other’ segment.

Malaysia

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	436	406	7%	–
New business profit ($m)	118	105	12%	5%
New business margin (%)	27	26	1ppts	1ppts
Adjusted operating profit ($m)	410	338	21%	14%
Adjusted operating profit after tax ($m)	320	264	21%	14%
IFRS profit after tax ($m)	325	296	10%	3%
Prudential is a leading life insurer in the Malaysia conventional market and the largest Takaful operator1, making Prudential the largest life insurance provider in the country1. It has built its success on a multi-channel distribution platform.
Our bancassurance business maintained its number one position in the market with a 21 per cent share. Meanwhile, our agency business demonstrated strong growth in recruits and active agents in the latter part of the year, with the number of agents qualifying for MDRT status increasing by 7 per cent from the prior year.
Recognising society’s evolving needs, we introduced innovative legacy planning and investment products in 2025, which have experienced rapid growth and adoption within our target customer segment.
The health insurance market in Malaysia continues to experience persistent increases in medical inflation, driven by rising treatment costs and higher rates of hospital admission. Against this backdrop, we have taken a leading role in addressing these pressures to ensure the long‑term sustainability of our health portfolio. We continue to take action to ease the impact on customers by both operating a structured and consistently applied approach to repricing and tackling the underlying drivers of cost escalation. As part of these efforts, we have advanced our use of technology to strengthen claims management and operational effectiveness.
Our strategic focus on disciplined health management has also enabled us to respond quickly to the industry guidance issued by Bank Negara Malaysia, which places caps on premium increases. The capabilities we have built—particularly in cost analytics, portfolio quality, and digital enablement—position us well to navigate these regulatory changes while preserving our competitiveness. This is reflected in the continued strengthening of our health margins, underpinned by an improving profile mix despite the challenging operating conditions.
As at 31 December 2025, Prudential owned 51 per cent of the ordinary shares of the holding company of PAMB (with 100 per cent share included in the operating statistics shown above consistent with the Group’s policy for subsidiaries) and a 49 per cent share in the Takaful joint venture. In January 2026 Prudential increased its holding in the shares of the holding company of PAMB to 70 per cent.
Financial performance
In 2025, the business delivered 5 per cent growth in new business profit. Following a decline in the first half of the year, the business demonstrated strong performance in the second half with new business profit increasing by 21 per cent compared with the same six month period in 2024. Margins expanded in the year by 1 per cent primarily due to improved product mix supported by the introduction of new targeted high margin products.
Overall, agency new business profit reduced by (2) per cent, reflecting a fall in overall volume due to lower number of active agents, especially in the first half of the year. Agency distribution faced material disruption throughout the first half of the year due to overall market sentiment arising from medical repricing. By adopting a rigorous, recurring repricing regime, we have been able to limit pricing increases. Our agency channel rebounded strongly in the second half of 2025, with the new business profit up 45 per cent on the first half of the year, and 10 per cent greater than the second half of 2024. The growth was driven by targeted product launches, strong recruitment growth and robust on-the-ground activation of agents. The business is positioned well to carry this strong momentum of increased recruitment, activation and growing MDRT qualification in 2026.
New business profit in the bancassurance channel increased by 21 per cent in 2025, with the second half of 2025 growing by 26 per cent compared with the same period in 2024. Our performance was driven by effective collaboration with our bank partners including SCB UOB and Bank Simpanan Nasional (BSN). The SCB partnership delivered record growth, driven by a successful revamp of our insurance specialist model to accelerate protection sales. The launch of two new innovative individual life plans, focused on legacy and savings, helped the UOB partnership record strong growth. BSN also delivered growth in new business profit for our Takaful joint venture, driven primarily by the sale of attractively priced life products. New business margin in the bancassurance channel improved year-on-year, reflecting our ongoing efforts to optimise our product portfolio to drive value.
The adjusted operating profit for our business in Malaysia increased by 14 per cent to $410 million, as the business grew and our actions to improve our claims management and operational effectiveness led to reduced operating variances.
The IFRS profit after tax for our business in Malaysia increased from $296 million to $325 million (on an actual exchange rate basis), driven by the increase in adjusted operating profit. Overall short-term market movements were a small positive, albeit smaller than the prior year.

Singapore

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	938	870	8%	5%
New business profit ($m)	436	419	4%	2%
New business margin (%)	46	48	(2)ppts	(2)ppts
Adjusted operating profit ($m)	706	693	2%	0%
Adjusted operating profit after tax ($m)	603	594	2%	(1)%
IFRS profit after tax ($m)	966	566	71%	67%
We remain among Singapore’s leading providers of health and protection, savings and investment‑linked solutions1. We have a top three market share and more than 90 years of local presence. Our business operates multi‑channel distribution across agency, financial advisers and bancassurance. Strategic partnerships with UOB and Standard Chartered Bank broaden our access to retail and commercial banking customers and high‑net‑worth individuals.
We continue to meet evolving customer needs across life stages: expanding comprehensive health and retirement offerings for affluent customers; maintaining a strong position in the integrated Shield market alongside partnerships with healthcare and technology providers; and enhancing investment‑linked propositions, including a greater choice of ESG‑themed funds for younger customers.
Our agency force retained its leading position in the market while Prudential Financial Adviser (PFA), established in 2023, grew its advisory force by over 18 per cent in 2025. PFA offers holistic wealth and general insurance alongside our core solutions.
Our Singapore business again earned external recognition, ranking No.1 Insurer in The Straits Times Singapore’s Best Customer Service survey for the third consecutive year.
Financial performance
Our Singapore business delivered 2 per cent growth in new business profit in 2025. The second half of 2025 saw strong APE sales momentum, with APE sales up 19 per cent, reversing the 7 per cent reduction seen in the first half. Overall APE sales were up 5 per cent year-on-year as we continue to innovate to meet customer needs across channels. In particular, we expanded our wealth offerings in Singapore to cater for different needs. Our drive for innovation was demonstrated by the launch of a first-in-market index-linked whole life and endowment participating plan, which provides potential upside from index growth while safeguarding customers’ savings from market downturns. This sales mix shift towards the savings and wealth segment and more moderate repricing compared to 2024 contributed to a 2 percentage point reduction in new business profit margin to 46 per cent.
The second half momentum was driven by agency, with APE sales growing 27 per cent compared with the same period in the prior year. Agency productivity, as measured by new business profit per active agent increased by 4 per cent in the year, and average case sizes increased by 17 per cent. Within our agency business, we continue to grow and develop PFA in order to expand our wealth offerings. We are also continuing to build on our high-performing agency channel with a focus on driving active agent numbers and productivity. The strength of our advisors was demonstrated by the over 1,350 agents that qualified for MDRT status in the year. Overall agency new business profit was up 3 per cent in 2025.
New business profit in our bancassurance business was broadly flat compared to 2024, due to volume challenges offset by positive product mix effects. A multi-pay Indexed Universal Life Plan was launched, building on the success of the single-premium version introduced in 2024. This product continues our focus on serving the high-net-worth segment by helping clients accumulate and protect their wealth while creating a lasting legacy for future generations. We also embarked on a new strategic partnership with CIMB bank in the fourth quarter to further expand our customer base.
Looking ahead, we remain very well positioned in Singapore with a market-leading, multi-channel franchise. We continue to lead the market in terms of health new business, and we now have a comprehensive range of products for the high-net-worth segment across our channels.
Adjusted operating profit for our business in Singapore was broadly flat when compared to 2024. Increased operating earnings from growth in the underlying business was offset by headwinds from economic movements impacting the level of losses that IFRS defines as onerous.
The IFRS profit after tax for our Singapore business was $966 million, 71 per cent higher than 2024 on an actual exchange rate basis. As well as the benefit from a strengthening of the local currency compared to the US dollar, falling interest rates have led to gains on bonds backing shareholders’ equity and increases to the future profit expected from our health and protection contracts, which are classified as general measurement model contracts under IFRS. 2024 saw unfavourable short-term market movements following increases in interest rates.

Growth markets and other

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
APE sales ($m)	2,187	2,137	2%	0%
New business profit ($m)	667	580	15%	12%
New business margin (%)	30	27	3ppts	3ppts
Adjusted operating profit ($m)	614	688	(11)%	(11)%
Adjusted operating profit after tax ($m)	491	531	(8)%	(8)%
IFRS profit after tax ($m)	535	503	6%	6%
Our growth markets and other segment incorporates our life businesses in Taiwan, a number of markets in the ASEAN region: Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar, as well as those in India and Africa.
Our growth markets and other segment delivered new business profit of $667 million, representing growth of 12 per cent over the prior year.
The increase in new business profit was driven by an improvement in margins, with favourable product mix effects, on overall stable APE sales. New business profit growth was led by Taiwan and Thailand and was partially offset by falls in Vietnam, given the challenges in that market.
The adjusted operating profit for the segment was $614 million compared with $689 million in 2024 on a constant exchange rate basis. While we saw growth in many of our markets this was offset by a decline in adjusted operating profit in Vietnam. In addition we incurred start-up costs in our new India health entity and saw reduced interest income being earned by the insurance holding companies in this segment.
The adjusted operating profit measure (and IFRS profit after tax) for the 'Growth markets and other' segment includes the tax charge on the profits/losses for the three life joint ventures and associates in Mainland China, India and Malaysia (Takaful business), respectively. The level of tax charge from joint ventures and associates included in adjusted operating profit is $(9) million higher than that incurred in 2024.
Overall short-term market movements generated a small benefit in 2025, as compared with a small negative in 2024, and after allowing for this total IFRS profit after tax increased 6 per cent on an actual exchange rate basis to $535 million.
A detailed discussion of new business performance by key businesses is presented below.
Africa
Prudential Africa operates in 5 key markets with access to a population of around 400 million. We exited the businesses in Cameroon, Cote d'Ivoire and Togo during the year. APE sales for the 5 remaining markets grew by 24 per cent in 2025, with all five of our markets growing as did both our agency and bancassurance channels. Our agency business saw an increase in both monthly average active agents and in agents qualifying for MDRT status. Our bancassurance channel benefits from over 25 bank partnerships with access to over 950 branches. The franchise ranks in the top 5 in 3 of its markets with number-one rankings in Uganda and Zambia. Nigeria and Kenya, though we are currently not in the top 5, offer tremendous growth opportunities. Strong growth in agency in both of these markets and operationalisation of the SCB distribution deal in Kenya in 2025, position these markets well for future growth. In addition we successfully completed the integration of the Zenith life business in Nigeria.
India
ICICI Prudential Life, in which we maintain a 22 per cent shareholding, remains one of India’s leading private-sector life insurers, with a top 5 position amongst private life insurers. It is listed on both the National Stock Exchange and the Bombay Stock Exchange and as at 31 December 2025 had a market capitalisation of $10.5 billion. Its broad and well‑established distribution capabilities provide access to a wide customer base across key segments, supporting the business’s long‑term growth trajectory. APE sales in India declined (2) per cent for the full year, following strong growth in 2024. The year ended well with year-on-year APE sales growth in the last quarter of 2025, including strong growth of protection products. The increase in protection sales, particularly in the retail channel, combined with other beneficial product mix effects, helped margins improve compared to the prior year. The bancassurance channel grew in the period, reflecting an increase in both the number of partners and productivity.
The Philippines
Our business in the Philippines continues to lead the industry by market share. Challenges in recruitment and activation of new and mid-tier agents led to a lower number of overall active agents in 2025. As a consequence, APE sales were lower than the prior year.
We have seen positive traction with product offerings for affluent customers with new product launches proving popular with customers in this segment and the agents who serve them. Favourable product mix effects supported margins and agent productivity. We continue our efforts to focus on quality agency recruitment and developing our existing agency force and saw an increase in the number of our agents qualifying for MDRT status.
Taiwan
Taiwan is an attractive insurance market, supported by high GDP growth and a population of circa 23 million. Prudential grew APE sales by 5 per cent in the year, building on the strong prior‑year performance and helping us to retain our position as the number one foreign insurer in the market. New business profit increased, supported by positive product mix effects.
Our participating savings product suite remains a core competitive advantage in meeting customers’ long‑term savings needs. We continue to build on our record of product innovation by tailoring our participating product to the savings and protection needs of different customer segments and distribution partners. In 2025 we introduced a new medical solution that combines health and mortality protection.

Our multi‑channel strategy remains central to our distribution strength. Both the bancassurance and brokerage channels delivered APE sales growth during the year. We successfully onboarded new partners and deepened collaboration with existing partners through customised campaigns and targeted offerings. This was supported by the awarding of a twAAA rating in the year by Taiwan Ratings.
Thailand
In Thailand, we continue to focus on our bancassurance channel, complemented by other distribution channels including digital, agency, direct marketing and brokerage. Overall APE sales increased by 9 per cent. During 2025 we introduced several new products including a market-leading whole-of-life participating product that supports high-net-worth and affluent clients with their wealth succession and wealth transfer goals. The increase in APE sales, together with positive channel mix effects, led to increased new business profit in the period.
Our bancassurance channel grew APE sales compared with the prior year, and we retained our top three position1 in bancassurance sales in the market. We responded to lower interest rates by increasing our focus on participating and health and protection products, as part of a strategic initiative to broaden our customer propositions and protect the portfolio from interest rate risks.
Vietnam
APE sales in Vietnam materially declined in 2025, in both the agency and bancassurance channels. The local industry continues to face disruption, including recent and ongoing regulatory change. Reflecting this reduction in volume, overall new business profit declined. However, our focus on quality led to an improvement in new business profit margins. In our agency business, we have acted early to ensure compliance with regulatory changes ahead of the deadline, and we continue to invest in our agency force to support our long-term quality growth ambitions. In the bancassurance channel, we continue to work closely with our partners to drive quality sales, rather than market share. For example, through our partnership with Vietnam International Bank, we have implemented key initiatives that not only align with, but in some areas go beyond, the requirements of Vietnam’s new insurance law.
We believe that the market will regain growth momentum as customer confidence is restored. We continue to believe that, in the medium and longer term, there is significant opportunity to meet the structural demand for savings and protection solutions due to the low market penetration rate and a significant protection gap.

Eastspring

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
Total funds under management ($bn)	277.7	258.0	8%	4%
Adjusted operating profit ($m)	329	304	8%	9%
Fee margin based on operating income (bps)	30	30	–bps	–bps
Cost/income ratio (%)	52	52	–ppts	–ppts
IFRS profit after tax excluding corporate transactions ($m)	305	275	11%	12%
IFRS profit after tax ($m)	1,633	264	519%	528%
Eastspring is the Group's asset management business. It is well positioned with one of the widest footprints in Asia through our operations in 10 key markets, of which we have top 10 positions in six. With around 400 investment professionals, Eastspring provides tailored advice and bespoke solutions to its client base which comprises third-party clients, both retail and institutional accounts, and the Group's insurance entities.
Eastspring currently manages and advises on funds of $277.7 billion (referred to as funds under management or FUM), including $174.5 billion of funds on behalf of Prudential plc. Adjusted operating profit before tax grew by 9 per cent, while our cost/income ratio stayed flat against prior year. Total net inflows (including money market funds) were $16.0 billion (2024: $12.8 billion).
Strengthening our momentum
2025 was characterized by continued volatility in global markets and equity markets were generally higher at the end of the year than at the beginning. During a period which saw global trade tariff policy changes, persistent inflation and geopolitical tensions, Eastspring proactively advised its clients, increased engagement, and guided investors through fast‑moving market and policy shifts.
The ability to navigate uncertainty is underpinned by deep investment expertise, synergies with Prudential Life companies, and continued investment in capabilities. Together, these strengths enable us to deliver excellence for clients across market cycles.
Investments: At year end, 74 per cent of FUM outperformed their benchmark over one year (31 December 2024: 60 per cent) and 65 per cent of FUM outperformed their benchmark over three years (31 December 2024: 61 per cent). While performance in the first half was marginally impacted by market reactions to ‘Liberation Day’, our disciplined risk management and agility in capturing positive market momentum have positioned us ahead of benchmarks across key strategies:
Fixed Income strategies continue to outperform, supported by an enhanced focus on risk management and portfolio construction. This consistency underscores our ability to navigate volatility while delivering value for clients.
Equities delivered solid performance. In recent years, we have broadened our Asian strategies to include Value, Growth, Income and Quant approaches. This diversification helps reduce cyclical volatility in performance.
Multi-asset strategies continue to make gains. We’ve developed diversified income-focused solutions that offer clients a balanced approach to investment markets. We have also enhanced risk mitigation overlays to guard against sudden market downturns and focused on strengthening governance and performance oversight frameworks.
Our expertise was further recognised with 54 industry accolades during the year, including Best Asia Pacific (ex-Japan) Local Currency Fixed Income Manager at the Citywire Asia Asset Management Awards 2025, and Best Fund Provider for Asia Pacific Equity at the Asian Private Banker Asset Management Awards.
Distribution: A cornerstone of maintaining long-term relationships with our clients is understanding clearly what they value from an institutional investment firm and investment advisor. This includes co-creating solutions and specialist products that meet their specific needs and taking into account market conditions. In 2025, this led to us revising our suite of high conviction strategies.
We also made significant progress in expanding our book of clients across both institutional and retail sectors:
–Institutional: Demand from global institutions continued to grow in 2025, particularly for our Japan and Global Emerging Market (GEM) strategies. We also achieved a significant milestone in Singapore with our selection for the MAS’ Equity Market Development Programme (EQDP) mandate.
–Retail: We deepened partnerships with leading regional and local banks across Singapore, Indonesia, Thailand, and Taiwan, broadening access to our investment capabilities.
Complementing these efforts, our 2025 flagship ‘Think Asia. Think Active.’ campaign further elevated Eastspring’s visibility and positioned us strongly as the partner of choice for active investing in Asia.
Joint ventures: As at 31 December 2025, Eastspring FUM includes $43.9 billion from our remaining 35 per cent share in IPAMC and $13.8 billion from our 49 per cent share in funds managed by CITIC–Prudential Fund Management Company Limited (CPFMC) in China.
In China, CPFMC’s fixed income and active equity strategies outperformed, with the CITIC Prudential Wenyue Bond fund ranking in the top 1 per cent of the industry and the CITIC Prudential Xinxuan fund ranking in the top 4 per cent of the industry. Distribution momentum continued, generating over $1.2 billion in flows during the year.
Focused execution
In 2025, we focused on three strategic priorities:
–Scaling third-party business to serve a broader base of institutional and retail clients;

–Strengthening the partnership with Prudential Life companies to serve evolving insurance needs underpinned by competitive and consistent investment performance; and
–Transforming our operating model to develop an efficient and integrated enterprise model that increases operating leverage and supports the long-term growth of the company.
As part of our focus on markets where we can deliver the greatest value, we completed the sale of Eastspring Investments Korea in the first half of 2025. This allows us to concentrate on the 10 markets where our pan-Asian investment capabilities and distribution network are strongest.
In December 2025 we also completed the IPO of IPAMC, crystallising value for the Group's shareholders, and reduced our stake from 49 per cent to 35 per cent, which will be reflected in a reduced share of profits from 2026.
Investing in capabilities
Asia remains one of the most compelling long-term opportunities globally, supported by a large, growing and increasingly affluent population. Investors are rotating capital to Asia, seeking diversification amid macroeconomic divergence and policy uncertainty in other parts of the world. Asia-Pacific (APAC) alone is expected to drive up to 38 per cent of global net new flows by 20272, underscoring the scale of the opportunity ahead.
Eastspring is well positioned to capture this opportunity. With a wide Asian footprint, deep local insights, and one of the largest Asia-based investment teams, we combine scale with expertise.
As we step into 2026, Eastspring is focused on areas where we have proven strengths and growth opportunities. We are enhancing our investment capabilities and innovating solutions to meet evolving client needs. By investing in our people and expertise, expanding client access, and strengthening our operating platform, we will create long-term value for clients and stakeholders.

Financial performance

	Actual exchange rate			Constant exchange rate
	2025	2024	Change	Change
	$m*	$m*	%	%
External funds under management ($bn)	103.2	109.4	(6)	(6)

Internal funds under management ($bn)	127.5	115.4	10	3
Internal funds under advice ($bn)	47.0	33.2	42	42
Total internal funds under management or advice ($bn)	174.5	148.6	17	11

Total funds under management or advice ($bn)	277.7	258.0	8	4

Total external net flows	5,573	5,824	(4)	(1)

Analysis of adjusted operating profit
Retail operating income	470	414	14	14
Institutional operating income	339	333	2	1
Operating income before performance-related fees	809	747	8	8
Performance-related fees	5	–	n/a	n/a
Operating income (net of commission)	814	747	9	9
Operating expense	(418)	(385)	(9)	(7)
Group's share of tax on joint ventures' adjusted operating profit	(67)	(58)	(16)	(20)
Adjusted operating profit	329	304	8	9
Adjusted operating profit after tax	305	275	11	12

Average funds managed by Eastspring ($bn)	271.7	249.3	9	8
Fee margin based on operating income	30bps	30bps	–bps	–bps
Cost/income ratio	52%	52%	–ppts	–ppts
*Unless otherwise stated.
Eastspring's total FUM grew to $277.7 billion at 31 December 2025 (31 December 2024: $258.0 billion on an actual exchange rate basis), with average FUM across the year increasing 8 per cent compared with the prior year. This largely reflected net inflows from third parties and the Group's life business and positive market movements (including foreign exchange), partly offset by Eastspring FUM reductions from the listing of IPAMC’s equity shares and the sale of Eastspring Investments Korea. Overall, managed assets remain well diversified across both clients and asset classes, with asset mix shifting marginally during 2025 from equity and fixed income to multi-asset.
Eastspring’s adjusted operating profit grew 9 per cent in the year to $329 million, which includes a $27 million (2024: $22 million) net investment gain, reported within operating income before performance-related fees, on shareholders’ investments including seed capital.

Excluding the gains on shareholders’ investments from both periods, adjusted operating profit was 8 per cent higher, in line with average FUM growth. Both cost/income ratio and fee margin stayed broadly constant with those recorded in 2024.
Notes
(1)As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa), Uganda (Africa), Zambia (Africa) and full year 2023: Ghana (Africa) and Kenya (Africa).
(2)Source: Broadridge APAC Quarterly Trends Report Q2 2025.

Risk review
Agile and responsible risk management through advocating the interests of our people, customers, regulators and shareholders
1Introduction
Prudential’s Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2025 to support the Group’s strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk and Compliance function has continued to provide advice, recommendations and assurance on risk and compliance matters. It also engages with Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. Our risk strategy outlines four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and a value-add mindset. This is also supported by three enablers, including standardisation and simplification of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management and compliance experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application in specific businesses takes into account the specific risks and the extent of challenges under complex operating environments, and is reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic, coordinated and disciplined approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.
Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.
2Risk governance
a.System of governance
Prudential has in place a system of governance that seeks to embed clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk within the risk appetite, while the ‘second line’ provides additional challenge, expertise and oversight to support risk and compliance management, and the ‘third line’ provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Risk and Compliance function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective.
The Group Governance Framework is reviewed regularly with the goal of ensuring that the framework remains fit for purpose and continues to support sound and prudent management and oversight of the Group’s business. The Group also regularly reviews the Group Risk Framework and supporting policies, including sustainability policies, to ensure that sustainability considerations, which are integral to the wider Group governance, are appropriately reflected in processes and embedded within all business functions.
b.Group Risk Framework
The Group Risk Framework sets out the approach to managing risk within the Group and its subsidiaries and supports the implementation of the Group’s Risk Strategy.
i.Risk governance and culture
Prudential’s risk governance comprises the Board, organisational structures, reporting relationships, delegations of authority, roles and responsibilities, and risk and compliance policies that have been established to enable sound business decision-making in relation to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group’s material subsidiaries. The Risk Committee is responsible for approving changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of, the risk committees of the Group’s material subsidiaries, as well as maintaining regular dialogue with the Chairs of major next‑tier operating subsidiary risk committees. The chief risk officers of the Group’s material subsidiaries and major next‑tier operating subsidiaries also attend the Risk Committee meetings on a rotational basis.
The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting and addressing acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.
Fostering and overseeing the embedding of culture, including risk culture, is a responsibility of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as ‘The PruWay’, that serve as the Group’s guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential.
Prudential’s Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place. These together with our values encourage a culture of risk vigilance.
Sustainability is integral to the Group’s risk culture. The Risk Committee supports the sustainability strategy by ensuring sustainability-related risks, including climate-related risks and opportunities, people, and culture are effectively managed. Further details on the Group’s sustainability governance arrangements and strategic framework are included in the Group’s 2025 Sustainability Report.
ii.The risk management cycle
The Group's risk management cycle refers to the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenario analysis.
Risk identification
The Group identifies and manages principal and emerging risks in accordance with the Group-wide Supervision (GWS) regulatory framework issued by the Hong Kong IA and provision 28 of the UK Corporate Governance Code. The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which in turn supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group’s principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.
An emerging risk identification framework also exists to support the Group’s preparations in managing financial and non-financial risks expected to materialise beyond the business-planning horizon. The Group’s emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen in connection with sustainability-related and technology-related risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations.
Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.
Risk management and control
The Group’s control procedures and systems focus on aligning the levels of risk taking with the Group’s strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group’s principal risks are detailed in section 3 below.
Risk monitoring and reporting
The Group’s principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against risk appetite and developments in the Group’s principal and emerging risks.
iii.Risk appetite, limits and triggers
The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.
Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk and Compliance function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.
Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses:
1.Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements.
2.Liquidity: The objective of the Group’s liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios.
3.Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and commitments to customers and all other stakeholders, and to avoid material adverse financial loss or impact to its reputation.

Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the Risk and Compliance function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.
3The Group’s principal risks
The delivery of the Group’s strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, or could otherwise have an adverse impact on Prudential’s brand and reputation.
This section provides a high-level overview of the principal risks faced by the Group, including the key tools used to manage each risk. A detailed description of these and other risks is presented under the heading ‘Risk factors’ below.
The Group’s 2025 Sustainability Report includes further detail on the sustainability-related (including environmental, social and governance (ESG) and climate-related) risks which contribute to the materiality of the Group’s principal risks detailed below.
Risks to the Group’s financial position
The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.

Global economic and geopolitical conditions
In 2025, Prudential continued to navigate a highly complex and rapidly evolving macroeconomic and geopolitical landscape marked by persistent uncertainties and potential challenges. Expectations entering the year for easing inflation and a potential rate-cutting cycle by the US Federal Reserve were disrupted by the escalation of protectionist trade policies, including in the US as well as by major trading partners. These, among other measures, have heightened macroeconomic uncertainty, geopolitical tension, and market volatility, while driving up import costs and fuelling inflationary pressures across markets, particularly in the US, where Treasury yields rose in Q2 2025 amid growing concerns over inflation and policy direction, before easing later in the year as the US Federal Reserve resumed monetary easing. Although US employment, household consumption and income growth were resilient, supported at least in part by an AI infrastructure-related investment cycle, trade policy uncertainty and higher trade barriers weighed on business sentiment and parts of the manufacturing and investment cycle. The broader implications for global growth remain uncertain, especially for countries materially impacted by these trade measures. The trajectory of interest rates remains volatile, shaped by the evolving stance of US economic policy and decisions from the US Federal Reserve, which reduced its policy rate by 75 basis points in total during 2025. This, coupled with evolving US protectionist policies, may exert pressure on borrower creditworthiness and business growth prospects. Moody’s downgrade of the US sovereign rating in May 2025, resulting in the US losing its AAA credit rating from all three major credit rating agencies for the first time in a century, further underscores the fragility of the fiscal and policy landscape.
Mainland China continued to face its own set of economic headwinds in 2025, including slower economic growth, ongoing concerns in its property sector, subdued domestic private sector activity, and weakening customer demand, which continue to place downward pressure on its interest rates. These challenges, compounded by US protectionist measures and broader trade and technology frictions, increased uncertainty for Mainland China and other significant economic blocs. Although a temporary US-China tariff truce was agreed in May and high-level engagement resumed in October, elevated tariff levels and export controls continued to weigh on supply chains and regional trade, potentially constraining the growth outlook for both the broader Asian region and the global economy. These dynamics could further depress China government bond yields and increase the challenges of investment management in Mainland China.
Geopolitical tensions, notably US-China relations, and various conflicts, while varying in intensity and impact, may lead to further realignment and fragmentation risks within and between blocs and regions. Wars in Ukraine and the Middle East, alongside broader concerns about shipping security and sanctions risk, contributed to episodic disruptions to trade, supply chains, and commodities markets; any escalation or sustained tensions in these regions may lead to heightened market volatility, and materially higher energy costs and inflation, particularly for net oil-importing economies. In parallel, the US also pursued negotiations and preliminary framework agreements with a range of trading partners, including consultations with ASEAN economies on tariff and non-tariff measures, adding to fragmentation risk and broader geopolitical uncertainty.
Elevated market volatility and uneven global growth continue to pose risks to investment performance, especially if recessionary pressures materialise in key markets where Prudential operates. These macroeconomic and geopolitical developments are considered material to the Group and may increase operational and business disruption, regulatory (including sanctions) risks and financial market risks, thereby potentially impacting Prudential’s sales and distribution networks. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.

Risk description	Risk management
Market risks to our investments
(Audited)
The value of Prudential’s direct investments may be impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. These risks are highly correlated to macroeconomic and geopolitical movements, together with government and central bank actions. Certain exposures, including alternative investments, may also be subject to higher valuation uncertainty and lower liquidity compared with public market assets. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group’s direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group’s market risks are managed and mitigated by the following:
–The Group Financial Risk Policy;
–The Group Capital and ALM Committee and Group ALM Policy;
–Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
–The Group Investment Committee and Group Investment Policy;
–The Group Chief Investment Office, which is responsible for the formulation and execution of the company’s investment strategies;
–Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures;
–The monitoring and oversight of market risks through the regular reporting of management information;
–Regular deep-dive assessments; and
–The Group Crisis Management Procedure, which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue.

Interest rate risk, including ALM
Interest rate risk is driven by the impact of the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates.
The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds.
The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and Mainland China's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.

The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group’s internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate.
The Group’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch cannot be eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk.

Risk description	Risk management
Market risks to our investments continued
Equity and property investment risk
The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities.
The material exposures to equity risk in the Group’s businesses include Mainland China’s exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore businesses, and to a lesser extent, the Taiwan and Malaysia businesses, contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products.

The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so.
Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group’s appetite for equity risk.

Currency risk
The geographical diversity of Prudential’s businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Prudential’s operations generally write policies and invest in assets denominated in local currencies, but some entities within the Group write policies, invest in assets or enter into other transactions in the US dollar or other non-local currencies. This can lead to fluctuations in the Group’s consolidated financial statements upon the translation of local operating results into the Group’s presentation currency in the US dollar. Additionally, the Group is affected by exchange rate movements through changes in the value of remittances received from the local business units. This risk is further detailed in section 1.6 of the Risk factors.

The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group’s business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders’ interest (i.e. remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory.
Currency risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets.

Liquidity risk
(Audited)
Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.

The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. As at 31 December 2025, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further $100 million that expire in 2029. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.
A number of risk management tools are used to manage and mitigate liquidity risk, including the following:
–The Group’s Financial Risk Policy;
–Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios;
–The Group’s Liquidity Risk Management Plan;
–The Group’s Collateral Management Standard;
–The Group’s contingency plans and identified sources of liquidity;
–The Group’s ability to access the money and debt capital markets;
–The Group’s access to external committed credit facilities; and
–The Group Crisis Management Procedure.

Risk description	Risk management
Credit risk
(Audited)
Invested credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s) and arises from investments in debt instruments. Volatility in credit spreads can signal deteriorations in credit quality even though credit selection remains conservative and selective with the intention to hold to maturity. Counterparty risk, a type of credit risk, is the potential loss resulting from a counterparty that defaults on its contractual obligation(s) through financial transactions such as reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Invested credit and counterparty risks are considered material risks for the Group’s business units.
The total debt securities at 31 December 2025 held by the Group’s operations were $92 billion (31 December 2024: $73.8 billion). The majority (85 per cent, 31 December 2024: 84 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments[1]. The gains or losses on these investments will largely be offset by movements in policyholder liabilities[2]. The remaining 15 per cent (31 December 2024: 16 per cent) of the debt portfolio (the ‘shareholder debt portfolio’) are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.
–Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 59 per cent or $8.2 billion[3] of the total shareholder debt portfolio as at 31 December 2025 (31 December 2024: 54 per cent or $6.3 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December 2025 are given in note C1 of the Group’s IFRS financial statements.
–Corporate debt portfolio[6]: In the shareholder debt portfolio, corporate debt exposures totalled $4.9 billion of which $4.6 billion or 95 per cent were investment grade rated (31 December 2024: $4.9 billion of which $4.5 billion or 93 per cent were investment grade rated).
–Financial sector debt exposure and counterparty credit risk: The financial sector, especially banks, represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.
At 31 December 2025:
–94 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated[4]. In particular, 63 per cent of the portfolio is rated[4] A- and above (or equivalent); and
–The Group’s shareholder portfolio is well diversified: no individual sector[5] makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group’s holdings across its life portfolios are high-quality investments in the domestic markets in which we operate or USD-denominated investments. These portfolios therefore include a mix of sovereign debt investments and a diverse set of high-quality names, including those with either government or considerable parent company balance sheet support. Any impacts to global rates are therefore key areas of monitoring focus for the Group. The impacts of macroeconomic risks surrounding the tariffs imposed by the US are being closely monitored, including the potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group’s portfolios during adverse market conditions. The Group’s portfolio is generally well diversified in relation to individual issuers and companies particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that downgrade or default risks can never be eliminated, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.
The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:
–The Group’s Financial Risk Policy;
–The Global Counterparty Limit Framework, concentration limits on large names and limits on portfolio-level credit quality;
–Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
–The Risk Committee and Group Investment Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews.
Counterparty risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements as much as possible. Regarding reinsurance, the Group uses reinsurers, rated A- or above where feasible, with collateral taken to support the reinsurance exposure where appropriate. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments.

Risks from the nature of our business and our industry
These include the Group’s non-financial risks such as operational processes, change delivery, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, data and cyber security risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group’s joint ventures and associates stemming from our operation in certain markets.

Risk description	Risk management
Non-financial risks
The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group does not actively seek to take non-financial risks. Instead, it operates a control environment and framework for good governance intended to prevent material losses or other negative impacts. The Group’s non-financial risks, which are not exhaustive and discussed further in section 2 of the Risk factors, are outlined below.
Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to help identify, assess, manage and control these risks, including:
–Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions;
–Corporate insurance programmes to limit the financial impact of operational risks;
–Risk management across the change delivery lifecycle of major initiatives, such as prioritisation, execution planning, and the management of risks, issues, and interdependencies during the delivery of the Group’s change portfolio and activities;
–Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
–Internal and external reviews of cyber security capability and defences;
–Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans;
–Established processes to deliver the highest quality of service to fulfil customers’ needs and expectations; and
–Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas.

Operational processes risk
Operational processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer/policy servicing , asset and investment management operations, finance operations and the operational provision of compensation to our distribution channels. Due to human error, among other reasons, operational incidents do occur from time to time and no system or process can entirely prevent their occurrence. Apart from the financial impacts of inaccurate processing, other impacts may include regulatory penalties, reputational damage and resources spent to amend the errors.

The Group Operational Resilience Policy outlines the Group’s requirements for managing operational resilience including business continuity, disaster recovery, and crisis management risks that the Group is exposed to. See details in the ‘Business Continuity Risk’ section below. The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders.
The aim of the Group Approval Committee Request Policy is to establish a robust governance process and a delegated authority framework for the approval of all significant expenditures, projects and initiatives undertaken within the Group that are funded by shareholders’ resources.
Further detail on the risks to the Group arising from system issues or control gaps is included in sections 2.1 and 2.3 in the Risk factors.

Change delivery risk
Change delivery risk is driven by the concurrent implementation of multiple complex initiatives across the organisation. Failure to deliver these initiatives and benefits within defined timelines, scope, and cost, with an engaged and appropriately skilled workforce, may negatively impact the Group, ranging from its operational capability, control environment, reputation, delivery of business strategies, shareholder value, and market competitiveness. The transformation and change programmes may also introduce new or increase existing business risks and dependencies, which add management complexity. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 2.1 of the Risk factors.
The Group aims to ensure that strong programme governance is in place with embedded risk practices to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group’s Transformation Standards are in place to ensure appropriate governance and controls to mitigate risks. Governance forums are established to oversee the implementation and risk management of the key change delivery/transformation initiatives from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Risk description	Risk management
Non-financial risks continued
Third-party management risk
Third party management risk refers to the risk that third-party supply and outsourcing arrangements, including intra-group arrangements, fail, or provide inadequate service or act in a manner that is not aligned with Prudential’s values, policies, standards or in the interests of existing and potential customers, which could result in significant business interruptions, liability for losses and costs, reputational damage and regulatory breaches for Prudential.
The Group is increasingly leveraging third parties to access core markets, achieve growth and drive process efficiency. The Group has a number of important third-party relationships, with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In addition to intra-group arrangements, the Group also maintains material strategic partnerships and bancassurance arrangements, which create reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 2.3 of the Risk factors.

The Group Third-Party Supply and Outsourcing Policy outlines the Group’s requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA’s GWS Framework. In addition, the Group Third-Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit and monitoring activities. These measures collectively ensure that appropriate contract performance and risk management measures are in place to manage the risk of third-party failures that breach risk appetite and satisfy regulatory expectations.

Technology, data and cyber security risks
Risks related to malicious attacks on Prudential systems or third-parties, service disruption, distributed denial of services (DDoS) attacks, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of malicious tools available to potential adversaries, and increasing advancement of technology such as generative AI and other artificial intelligence methods. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further details on the risks to the Group associated with operating in high-risk markets is included in sections 2.4 and 2.5 of the Risk factors.

Consistent with the system of governance set out in section 2 above, Prudential follows a ‘three lines’ model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk Committee, as a first-line committee, is responsible for overseeing the effectiveness of technology risk management across the Group, including information security and privacy. Any material risks identified are reported to the Risk Committee. The Group’s internal audit, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive regular updates on technology and cyber security from senior leaders across the first and second lines, including the Head of Infrastructure and Security, the Head of Technology Risk Management, and the Chief Technology Risk Officer. Collectively, these leaders bring extensive experience in overseeing technology risk, resilience, and security across the Group. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.
In addition, a strong cybersecurity culture is also promoted across the Group through mandatory annual information security and privacy training for all employees, complemented by regular phishing simulation exercises and periodic cyber incident response drills to reinforce cyber risk awareness. The Group’s Global Integrated Command Centre has also been set up to provide Group-wide monitoring, detection and incident management capabilities.

Risk description	Risk management
Non-financial risks continued
Technology, data and cyber security risks continued
The Group has developed data minimisation and ‘privacy-by-design’ principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers.
AI advancements are shaping the present and future of the insurance industry. Our goal is to remain at the forefront by providing services that are technologically advanced, secure, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI. Employees are also regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential’s AI governance and ethics principles are available at https://www.prudentialplc.com/en/site-services/ai-statement
We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns.
In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we continue to enhance awareness efforts, strengthen detective controls, and bolster incident response capabilities. While deepfake detection technologies are still maturing, the Group actively monitors advancements and collaborate with industry partners to assess and integrate emerging solutions as they become enterprise-ready.
The Group tests the effectiveness of cyber security and privacy controls via a dedicated ‘red team’ to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential’s cyber, information security and privacy controls.
A private ‘Bug Bounty’ programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites.
The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2025.

Risk description	Risk management
Non-financial risks continued
Customer conduct risk
Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is fulfilled. The Group’s Customer Conduct Risk Framework reflects management’s focus on customer outcomes.
Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, partnership distribution, virtual face-to-face sales, and sales via online digital platforms.

The Group has developed a Group Customer Conduct Risk Policy, which sets out five customer conduct standards that the business is expected to meet:
–Treat customers fairly, honestly and with integrity;
–Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value;
–Manage customer information appropriately, and maintain the confidentiality of customer information;
–Provide and promote high standards of customer service; and
–Act fairly and promptly to address customer complaints and any errors found.
Conduct risk is managed via a range of controls that are assessed through the Group-wide risk and control assessment programme and overseen within reporting to its boards and committees.
Management of the Group’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following tools, among others:
–The Group’s Code of Conduct and conduct standards, product risk and other related risk policies, and supporting controls including the Group’s financial crime risk control programme;
–A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group’s internal processes and the Speak Out programme;
–Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks;
–Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers;
–Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
–Appropriate claims management and complaint-handling practices;
–The monitoring and oversight of key conduct risk areas through the regular reporting of management information; and
–Regular assurance review and periodic conduct risk assessments.

Risk description	Risk management
Non-financial risks continued
Regulatory compliance and legal risk
Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates, there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.

The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the Group’s ongoing engagement with regulators or supervisors, government policy teams, and industry groups.
Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential:
–Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, risk governance, customer protection, conduct and culture, technology, data, operations, financial crime, and cross-border activities;
–Ongoing engagement with relevant regulators, government policy teams and international standard setters; and
–Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics.

Model risk
Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, arising from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools that form an integral part of operational activities, including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, the determination of hedging requirements, and the assessment projects and strategic transactions.
Technological developments, in particular in the field of AI and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework.

The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group’s model and UDA risk is managed and mitigated via the Model and UDA Risk Framework, which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include:
–A set of risk oversight, management and governance requirements;
–Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and
–Regular independent validation (including limitations, known errors and approximations) of all Group critical tools.

Risk description	Risk management
Non-financial risks continued
Financial crime risk
As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). The consequences of the Group’s criminal liability for failure to prevent financial crime and bribery include reputational damage (including market and financing issues, loss of confidence by business partners, and increased vulnerability to bribe solicitation and demands), financial costs and fines. Further detail on the risks to the Group associated with operating in high-risk markets is included in section 2.6 of the Risk factors.

The Group’s response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates. Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring.
The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk.
The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee.

Business continuity risk
Prudential is exposed to business continuity risk including potential environmental, technological, geopolitical and third-party-related threats or disruptions that could disrupt the company’s critical business services and operations.

The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Operational resilience is at the core of the Group’s embedded Business Continuity Management (BCM) programme and framework that help to protect the Group’s systems, service delivery to customers, and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services.

Risk description	Risk management
Insurance risks
(Audited)
Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 2.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.
Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader uncertainty, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.
The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.

The Group manages and mitigates insurance risks using the following, among other methods:
–The Group’s Insurance Risk Policy, which sets out the required governance, standards, processes and controls for effective insurance risk management, notably through underwriting and claims practices;
–The Group’s Product Risk Policy, which sets out the required governance, standards, processes and controls for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
–The Group’s Financial Crime Policy (see the 'Financial crime risk' section above);
–Using persistency, mortality, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
–Using reinsurance to mitigate, manage and diversify mortality and morbidity risks, and as inputs into assumption setting;
–Ensuring appropriate underwriting to determine which policies are issued, and appropriate claims management practices (including the Fraud, Waste and Abuse Framework) to adjudicate claims fairly and accurately whilst mitigating mortality and morbidity risks;
–Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk;
–Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; and
–Monitoring, oversight and escalation of experience as it emerges.

Medical claims inflation risk
A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums due to market, regulatory, societal or other constraints.
The Group’s primary management of this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Regular repricing is one of the measures we adopt to maintain clear customer expectations of the nature of these products and the associated medical claims inflation. This risk is further managed through a range of activities and mitigants, including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators to balance health insurance profit sustainability and premium affordability considerations.
Morbidity risk
Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual’s medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product’s contract and/or best practice.

The Group manages morbidity risk through prudent product design, use of reinsurance, underwriting and claims management, oversight and escalation of experience as it emerges and, for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience, inputs from reinsurers who have industry-level experience, and expectation of future trends for each relevant line of business.

Risk description	Risk management
Insurance risks continued
Persistency risk
Persistency risk results from adverse changes in policy surrenders, paid-ups and non-forfeiture, and other policy discontinuances and policy alterations (including a medical reimbursement downgrade where the policyholder reduces the level of the coverage/protection in order to reduce premium payments). In general, adverse persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of product collaterals and/or sales process gaps, operational barriers to premium renewal payment, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, and/or changes in policyholder circumstances resulting from external drivers.
The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate salesforce training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. Lapse experience following any repricing, including a medical reimbursement downgrade, is also monitored.
Business concentration risk
Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group’s key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group’s markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, Mainland China and Taiwan) region contributes materially to the Group’s top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any changes in business from Mainland China visitors to Hong Kong as well as the domestic business in Mainland China, and adversely impact the Group’s business performance and financial condition.

To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products, distribution channels and geographical markets, by building multi-market growth engines as part of its strategy.

Risks associated with the oversight of the Group’s joint ventures and associates
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group’s interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 2.6 of the Risk factors.
The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses’ public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group’s governance such as the Risk Committee and the Audit Committee. The Group has a Joint Venture Oversight Framework in place outlining the Group’s oversight of the joint ventures over which it does not exercise management control. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates.

The Group’s sustainability-related (including ESG and climate-related) risks
Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (b) the Group’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society in which the Group operates.

Risk description	Risk management
Sustainability-related (including ESG and climate-related) risks
Sustainability-related risk refers to material and emerging risks associated with key sustainability themes that may undermine the long-term success of the Group business by adversely impacting: (i) its financial performance, operational resilience and sustainability credentials; (ii) its reputation and brand; and (iii) its ability to attract and retain customers, investors, employees and distribution and other business partners. These may therefore impact the results of its operations and delivery of its business strategy and long-term financial success.
Sustainability-related risks arise from the activities that support implementation of the Group’s sustainability strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and may increase the expectations of the Group’s stakeholders with regard to the Group’s potential external environmental and social impact within the markets in which the Group operates.
Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related physical and transition risks, greenwashing risk). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks.

As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Priorities for the Group in 2025 remained the same, including the enhancement of governance and controls around sustainability-related topics and external disclosures, incorporating sustainability goals for all people managers, internal knowledge sharing and capacity-building, the implementation of frameworks and governance for transition finance investments, the preparation for adoption of the Hong Kong Stock Exchange and Singapore Exchange’s climate disclosure requirements, and continued progress towards the Group’s external climate-related commitments.

Further information on the Group’s sustainability governance, business practices and strategy, as well as the management of material sustainability themes, is included in the Group’s 2025 Sustainability Report.

The Group participates in networks, industry forums and working groups, such as the Principles for Responsible Investment (PRI), to further develop, understanding and support action in relation to managing sustainability risks and promoting a just and inclusive transition, which the Group considers are consistent with its fiduciary responsibilities. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. Collectively, these activities enable the Group to better identify material sustainability-related risks, and potential opportunities toward addressing them.

Risk description	Risk management
Sustainability-related (including ESG and climate-related) risks continued
Potential regulatory compliance and litigation risks remained significant globally and across Asia in 2025, as sustainability-related topics remained high on the agenda of both local regulators, major exchanges and international supervisory bodies. These include the Hong Kong Stock Exchange and Singapore Exchange, both of which began implementing mandatory climate disclosure requirements in 2025; the UK Financial Conduct Authority, which is consulting on the implementation of similar disclosure requirements; the International Association of Insurance Supervisors (IAIS); as well as the European Commission, the European Securities and Market Authority, the Monetary Authority of Singapore which have strengthened rules on the use of sustainability and ESG nomenclature in the labelling of investment products.

Delivery of the Group’s Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group’s activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations.

Further details of the Group’s sustainability-related risks and legal and regulatory compliance risks are included in sections 3.1 and 4.1 of the Risk factors.
The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group’s activities, are appropriately identified, assessed, monitored and managed. Consideration is given to a number of risk characteristics which sustainability-related risks may exhibit, but which are not generally recognised in more traditional risk management practices. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the assessment and enhancement of existing controls or development of new controls where necessary.
Risk management and mitigation of sustainability risks continues to be embedded across the Group and risk processes, including:
–Recognition within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality);
–Advancement in assessment of both physical and transition risks across the Group’s operations and investments, including evaluation of a new tool to assess climate risks on investments, conducting updated assessments of climate-related impacts on operations, and completing an internal assessment of climate‑related impacts on insurance risks;
–Workshops and ongoing function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group’s external responsible investment commitments;
–The definition of appropriate (and longer) time horizons, including with respect to climate risk management, and adding the requirement to consider appropriate time horizons in risk-based decision-making;
–Proactive identification, monitoring and assessment of emerging sustainability regulations and policy developments at both global and local levels through horizon scanning;
–Continued enhancement of existing frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and
–Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training.

Notes
(1)Reflecting products that are classified as variable fee approach only.
(2)With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund.
(3)Excluding assets held to cover linked liabilities.
(4)Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and, lastly, internal ratings have been used.
(5)Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill, a Bank of America company. Anything that cannot be identified from the three sources noted is classified as other.
(6)Corporate debt comprises corporate bonds and asset-backed securities.

Risk factors
A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly- and jointly-owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’.

1.Risks relating to Prudential’s financial condition
1.1
Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects.
Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks, as well as heightened volatility in financial markets, asset prices and funding conditions.
The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in Mainland China, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth arising from geopolitical conflicts and/or global issues such as pandemics, natural catastrophes, and sector-specific (eg in banking, insurance, or real estate) slowdowns or deteriorations which have the potential to result in widespread contagion impacts. Other factors include fluctuations in global commodity and energy prices, unemployment rates, aging demographics, social unrest, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events.
The adverse effects of such factors could be felt principally through the following items:
–Changes to interest rates could reduce Prudential’s capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group’s assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group’s portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions. Rapid or volatile changes in interest rates, rather than sustained directional movements alone, could further increase hedging costs, basis risk and model risk.
–A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group’s invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, leading to realised and unrealised credit losses by the Group. Similarly, securitised assets in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of the underlying borrowers to make payments of principal and interest when due.
–Failure of Prudential’s counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group’s ability to deal with these counterparties, could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
–Estimates of the value of financial instruments may become more difficult in certain illiquid, volatile or closed markets, and determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
–The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.
–Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group’s ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds, and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk and may be exacerbated during periods of market stress.
–A reduction in revenue from the Group’s products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.
–The transition, including where disorderly or fragmented, to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public. See risk factors 3.1 below.

For some non-unit-linked products with a savings component, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, particularly in a sustained low interest rate environment. Bonuses are shaped not only by the aforementioned conditions, but also by local regulations in certain markets, which require the management of participating funds to ensure a fair and equitable allocation of distributable surplus or profits and alignment with policyholders’ reasonable expectations. This interplay adds further complexity to the effective management of these products and could have a material adverse effect on Prudential’s results of operations and prospects.
In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, fraud, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers (see risk factor 2.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group’s businesses.
Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
1.2
Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations, and prospects.
The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:
–The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) and related measures such as export controls, investment restrictions/screening and restrictions on the provision of services, restrictions on product design and repricing, or other measures adopted by governments, businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data (including data localisation requirements) or other intellectual property, with respect to specific territories, markets, companies or individuals;
–An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors or business activities;
–The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application (including the extraterritorial or secondary effects of sanction regimes or other trade restrictions);
–An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth;
–Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
–The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
–Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business;
–Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent or conflicting interpretation and application across jurisdictions or over time; and
–Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees.
The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another and the potential for increased compliance costs or restrictions on business activities. See risk factors 4.1 and 4.3 below.
Geopolitical and political risks and uncertainty may adversely impact the Group’s operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or civil disobedience as well as increases in domestic and cross-border cyber intrusion activity or other forms of hostile or malicious activity. Such events could impact operational resilience by disrupting Prudential’s IT systems, both software and hardware (including any network, storage, applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and could require the diversion of management attention and resources.
Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group and could impair the Group’s ability to coordinate regional or global operations efficiently.
1.3
As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks. Any changes in the financial condition of Prudential’s subsidiaries could have an adverse effect on the Group's business, financial condition, results of operations and prospects.
The Group’s insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk factors’ section.
As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.
Prudential’s subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks.
A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects.
1.4
Prudential’s investment portfolio is subject to the risk of potential sovereign debt credit deterioration, which could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, regime change, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different from investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default or restructuring. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts.
Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers and may reduce market liquidity of these debts.
In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.
If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
1.5
Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.
Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential’s products, and, as a result, its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, a deteriorating solvency position, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group’s ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group’s financial flexibility, including its ability to issue commercial paper in a timely manner at acceptable levels and pricing, if at all, the potential imposition of higher funding costs, requirements to post collateral under or in connection with transactions, and constraints on its ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.
In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition or operating performance.
Any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could also adversely affect its business and prospects.
1.6
Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.
Prudential’s operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not separately managed at the Group level. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions, including the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders’ interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to residual risks arising from currency swaps and other derivatives that are used to manage such currency exposure. In addition, there may be second-order effects arising from changes in policyholder behavior if policies denominated in a foreign currency (eg US dollar) are deemed unattractive, which could lead to higher surrender outgo and unfavourable shifts in new business sales.

2 Risks relating to Prudential’s business activities and industry
2.1
The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.
Prudential undertakes operating model changes, corporate restructurings, transformation programmes and acquisitions or disposals to support its business strategy, enhance customer experience, strengthen operational resilience, meet regulatory and industry requirements, and maintain competitiveness. These initiatives are often large‑scale, complex and interconnected, aiming to drive efficiency, enhance digital capabilities, and expand strategic partnerships across multiple business functions and markets. While there can be no assurance of the successful completion or realisation of the intended benefits, if at all, of these initiatives, unplanned costs, implementation delays or failure to deliver intended outcomes could adversely affect Prudential’s business, employees, customers, financial condition, results of operations or prospects and could result in the diversion of management attention and resources. Leadership changes and shifts in business or operating models may also create uncertainty for employees and place additional strain on operational capacity and change‑management practices and could adversely affect employee engagement, retention and productivity. Initiatives undertaken to execute the Group’s strategy, enhance the control environment, adopt significant accounting standard changes and/or respond to regulatory developments may further amplify these risks. Risks relating to these regulatory changes are described in risk factor 4.1 below.
The rapid pace of technological advancement presents both opportunities and risks for the Group’s transformation journey. Prudential’s exploration and implementation of innovative technologies, particularly artificial intelligence (AI), to enhance operational efficiency, decision-making, and strategic agility, exposes Prudential to challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and/or effectively implement AI, and may put Prudential at risk of losing competitive advantage, as well as exposure to additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient, well-structured and relevant data, AI systems may produce unreliable or biased results or outputs that are not explainable or auditable. Real-world data collected during deployment and ongoing monitoring and updates may improve the reliability, efficiency and performance of AI models, but may also introduce new risks if such data is incomplete, inaccurate, improperly governed or biased. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects,
2.2
Prudential’s businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group’s businesses depends on management’s ability to respond to these pressures and trends.
The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels (including the emergence of new distribution models) and distribution quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, the ability to respond to developing demographic trends, societal expectations, political influences, customer appetite for different types of insurance products, technological advances, and the interplay of these factors. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have different financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI, machine learning and predictive models as well as other digital technologies), may result in increased competition to the Group, and may reshape customer expectations and potentially give rise to new distribution models that may impact traditional distribution channels. This may also increase the competition risks resulting from a failure by the Group to retain existing talent, as well as hiring for newly emerging roles. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and adversely impacting the Group's competitive position.
The Group’s principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.
Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), new entrants with business models that have the potential to disrupt the existing value chain, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.
Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business opportunities in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations, growth and prospects.
2.3
Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.
Operational risks are present in all of Prudential’s businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of agency, bancassurance, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include back-office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the operational resilience of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted, or fail to meet required service levels. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.
Exposure to such risks could impact Prudential’s operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory penalties or sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential’s reputation and relationships with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes including their security) could result in significant service degradation or disruption to Prudential’s business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.
Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of Prudential’s information and decision-making frameworks, and errors, limitations or misinterpretation of such tools may give rise to adverse consequences in core business activities, decision-making and reporting. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records must be maintained securely for significant time periods.
The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on and require significant investment in resilient IT applications, data hosting, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential’s technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective, if at all. Due to human error, among other reasons, operational and model risk incidents may occur from time to time, and no system or process can entirely prevent them. Prudential’s legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.
2.4
Cyber security risks, including attempts to access or disrupt Prudential’s technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential’s customers and employees and reputational damage, which in turn could have material adverse effects on the Group’s business, financial condition, results of operations and prospects.
Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents), groups or AI-enabled cyber tools may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential’s technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, they could result in disruption to key operations, make it difficult to recover critical data or services, or result in damage to assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss.
The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution’s infrastructure, leading to potential data breaches or ransomware incidents or operational disruption.
Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group’s digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.
There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology (including AI) in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers’ personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. Failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy.
The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.
New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. The focus on data privacy has continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones. Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or where they require system-level modifications to digital applications or platforms or impose differing and/or conflicting requirements compared with those of other jurisdictions.
Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as ‘denial of service’ attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential’s business, financial condition, results of operations and prospects.
2.5
Prudential’s digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.
Prudential’s digital platforms are subject to a number of risks, including those related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations; and the management of third parties. These existing risks for the Group may be increased due to several factors:
–The number of current and planned markets in which Prudential’s digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks;

–The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
–The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application’s features and offerings may give rise to ethical, operational, security, conduct, litigation and reputational risks if they do not function as intended, if at all;
–Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
–Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance.
New product offerings and functionality (including those supported by AI) may be developed and provided through digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform.
A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.
2.6
Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries, which could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 3.1 below), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name.
A portion of the Group’s business comes from its joint venture and associate businesses in Mainland China and India, respectively. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group’s wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration. In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 2.1 above may also evolve in line with the Group’s strategic initiatives, such as the expansion of the Group’s operations through joint ventures or jointly-owned businesses.
In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers’ systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.
2.7
Adverse experience relative to the assumptions used in pricing products and reporting business results could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances or alterations, customer take-up rates on product options, economic conditions, investment performance and impairments, unit costs of administration and new business acquisition expenses. The potential adverse impacts to the profitability of the Group’s businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above.
Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group’s results of operations could be adversely affected.
The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. While the Group has the ability to reprice some of its products, such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group’s ability to implement such repricing in light of the increased regulatory restrictions, political influences, and customer and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. Increasing regulatory requirements relating to the design and repricing of medical reimbursement products may also impact the profitability of these products. Further, the profitability of the Group’s businesses may be adversely impacted by downgrade and/or policy termination experience following any repricing of medical reimbursement products.
In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases in the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group’s claims experience.
Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.
Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
3 Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters
3.1
The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential’s achievement of its long‑term strategy.
Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (ii) the Group’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential’s financial performance, operational resilience and sustainability credentials, adversely impact its reputation and brand, and its ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner and asset manager, may also incur sustainability-related risks from investee companies.
aEnvironmental risks
Environmental concerns, notably those associated with climate change, biodiversity loss and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation risks, which include the financial and non-financial impacts of transition, physical, reputational and shareholder, regulatory, customer or third-party litigation risks.
Recognising the long-term nature of the Group’s investment time horizon, the global transition, including where disorderly or fragmented, to a lower carbon economy and nature preservation may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products.
The Group’s ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure, nature impacts and dependencies, and transition plans of investee companies. This may impact the Group’s ability to deliver on its external decarbonisation commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons.
The direct physical impacts of climate change and nature degradation, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe typhoons, floods, heatwaves, and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures, extremely high rainfall, and prolonged drought (chronic physical risks), may become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact economies in the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health.
A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as Prudential in meeting differing requirements and expectations.
bSocial risks
Social risks that could impact Prudential may arise from a failure to consider diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities have the potential to further erode social cohesion across the markets in which the Group operates, which may increase operational and disruption risks for Prudential and impact the delivery of the Group’s strategy across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.
Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate- and nature-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group’s insurance product offerings.
As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and AI technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 2.4 and 2.5 above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.
Failure to foster an inclusive, diverse and open environment for the Group’s employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group’s third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery also expose the Group to potential reputational risk.
Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group.
cGovernance
A failure to maintain high standards of corporate governance may adversely impact the Group, its customers and its employees, increasing the risk of poor decision-making and inadequate oversight and management of key risks. Poor governance may arise where key governance committees lack independence, diversity, skills or experience among their members, or where oversight responsibilities and mandates are unclear or insufficient. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour.
Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control, along with the use of third-party service providers, increases the potential for reputational risks arising from inadequate governance.
The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the Group's goals of delivering on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB) standards for climate-related disclosures, and the demand for externally assured reporting may give rise to regulatory compliance, operational, disclosure and litigation risks, which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group’s appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure, litigation and reputational risks. Prudential’s voluntary memberships of, or participation within, industry organisations and groups or their initiatives may also increase stakeholder expectations of the Group’s acquiescence or compliance with their publicised positions or aims.
The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.
Sustainability risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, and responsible stewardship and investment within the markets in which the Group operates to support a just and inclusive transition and nature restoration. Such risks may also adversely impact Prudential from meeting its objective of building a sustainable business that delivers a positive impact on its broad range of stakeholders, ranging from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently implement the Group’s Sustainability Strategy across its local businesses and its operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business conduct, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group’s activities, products and services (eg greenwashing).

4 Risks relating to legal and regulatory requirements
4.1
Prudential conducts its businesses subject to regulation and associated regulatory risks, including changes to the basis of regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group’s reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/ or accounting standards in the markets in which it operates.
Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential’s operations, licences or business continuity. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing business operations as well as obligations with respect to financial crime, including anti-money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group, including limitations on its ability to conduct business.
The impact from regulatory developments may also be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, data handling, operational processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results, and financing requirements. Regulatory changes and political influences may also impact the Group’s ability to reprice its products, particularly medical reimbursement products as observed in some markets that the Group operates in. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications for the Group capital position). Other government interventions due to financial and global economic conditions may also lead to a tightened business operating environment and heightened regulatory scrutiny.
For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential’s ability to enforce the Group’s rights in the manner intended and reduce predictability for Prudential’s business operations. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists as to the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.
Further information on specific areas of regulatory and supervisory requirements or changes is included below.
aGroup-wide Supervision (GWS) regulatory framework
The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor.
bThe Group's regulatory landscape
In 2025, the Hong Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and the resilience of the insurance industry. New mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks. Business conduct and consumer protection remain the priority for regulators, with emphases on products, sales, servicing and data protection expectations, as well as operational resilience, investment management, third-party management and technology risk management.
Major regulatory changes and reforms are in progress in some of the Group’s key markets, with some uncertainty regarding the full impact on Prudential:

–In Hong Kong, the Hong Kong IA continued to strengthen customer protection in the management of participating businesses throughout 2025, including the implementation of an illustration rate cap for participating policies, updated remuneration structures for intermediaries, and supervision of product fulfilment ratios. Mitigating unlicensed activities and sales conduct remain key priorities.
–In Mainland China, the National Financial Regulatory Administration continues to enhance its supervision of the market through comprehensive inspections and enforcement actions. In 2025, regulatory developments in the financial sector continued to evolve, including updated regulations or initiatives related to market conduct, product governance, compliance management, and enforcement methodologies, potentially increasing the risk exposure of industry players.
–In Singapore, the Monetary Authority of Singapore (MAS) introduced new requirements for financial institutions aimed at strengthening the management of third parties, technology, and cybersecurity. These enhanced regulations require robust risk management, strengthened controls, and effective recovery procedures, supported by the implementation of appropriate mechanisms. The regulators also introduced mandatory product design changes to Shield medical insurance riders with the publicly stated expectation that premiums will be reduced by approximately 30% as a result.
–In Malaysia, Bank Negara Malaysia (BNM) initiated revised capital adequacy requirements aimed at improving risk-based capital measurements and reporting, scheduled to take effect in 2027. In addition, BNM introduced new regulatory changes for health products, including those relating to customer journey and affordability. Heightened BNM supervision is expected to continue in the medical insurance sector.
–In Indonesia, regulatory oversight of the insurance industry remains a key priority, guided by the Otoritas Jasa Keuangan (OJK) five-year regulatory roadmap in place since 2023, aimed at enhancing customer protection and covering other aspects such as agent licensing, data, capital, products, actuarial matters, reporting, risk management and operational controls.
–In Vietnam, following significant insurance regulatory changes and industry reform since 2023, the insurance sector has been stabilising, with enhanced expectations regarding customer protection, intermediary management, and data privacy controls.
–In Thailand, the regulatory environment continues to evolve with proposed legislative reforms to strengthen corporate governance, risk-based capital requirements, and financial stability in the insurance sector.
–In Taiwan, the regulator has introduced a new Insurance Capital Standard, effective from 1 January 2026, with more risk‑sensitive and internationally aligned solvency requirements.
–In the Philippines, regulatory developments under Philippine Financial Reporting Standard 17, introduced in 2024 to enhance transparency and comparability in financial reporting, are set for full implementation in January 2027. These changes will include a new Quantitative Impact Assessment (QIA) and quarterly status updates in local regulatory filing from 2025 onwards, as well as implications for capital management.
–In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to promote the governance and use of technology to transform the insurance landscape in the country. In addition, the IRDAI is planning to introduce risk-based capital requirements.
Furthermore, the growing adoption of technology, digital services and AI across the industry has introduced new and unforeseen regulatory requirements and issues, including heightened expectations regarding the use of AI, as well as other resilience-related concerns such as data security, privacy and cyber resilience. These regulatory developments are being actively monitored and addressed as necessary.
The pace and volume of sustainability-related regulatory changes, including ESG and climate-related changes, are also increasing. Regulators in Hong Kong, Singapore, Malaysia, Taiwan, Indonesia, Philippines, Thailand, Mainland China and the UK are either in the process of initiating or have developed supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. With international standard setters, such as the ISSB, progressing with global sustainability and climate-related disclosure requirements, local jurisdictions are considering adopting and, in some cases, mandating implementation. In 2025, the Stock Exchange of Hong Kong, the Singapore Exchange, the Securities Commission of Malaysia and Taiwan’s Financial Supervisory Commission incorporated IFRS climate-related disclosure standards into their reporting rules, while others announced roadmaps or began consultations to adopt these standards in the coming years. As local regulatory expectations continue to increase, we expect many frameworks to include relief mechanisms that allow local entities to rely on the parent company’s ISSB-aligned group disclosures, rather than preparing separate local disclosures, which should ease the regulatory burden on our operating companies. However, this interoperability may not always be seamless owing to regional variations in how the standards have been adapted, so the potential for overlapping reporting burdens across jurisdiction remains. Across Asia, sustainable finance taxonomies have been introduced in Hong Kong, Singapore, Malaysia, Indonesia, and Taiwan with efforts to support green investment. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, particularly as companies increase their disclosures or product offerings in this area. Regulators and industry bodies, such as the UK Financial Conduct Authority, the European Commission (working with the European Securities and Markets Authority, and the MAS have further established more prescriptive requirements and guidelines regarding the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks, requiring Prudential to coordinate across multiple jurisdictions to apply a consistent risk management approach, which may prove difficult against the backdrop of contrary trends in the US.
A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the markets in which the Group operates. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored at both market and Group level and inform the Group’s risk framework and engagement with regulators or supervisors, policymakers and industry groups.
cInternational insurance standards developments
The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the Insurance Core Principles and the Common Framework (ComFrame). The Insurance Core Principles provide a broad framework for insurance supervision globally, while ComFrame offers additional, enhanced standards for the supervision of Internationally Active Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA’s GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS’s ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates.
There are a number of ongoing global industry developments by the IAIS that could lead to new macroprudential, operational and conduct standards, resulting in additional burdens or adverse impacts on the Group and its business units. These developments cover the monitoring of key insurance risks and trends (including protection gaps), standards setting, and the assessment of standards implementation in the areas of systemic risk, the Insurance Capital Standard (ICS), insights for sustainability risk (including climate risk), customer treatment and AI-related aspects specifically for the global insurance sector.
In November 2025, the Financial Stability Board (FSB), a global body that ensures international financial stability, reaffirmed its decision to use the IAIS’s Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. The FSB continues to publish an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. The Holistic Framework also includes the Global Monitoring Exercise, which is a process for the identification of any build-up of systemic risk and the IAIS conducted a consultation with a revised document published on the Global Monitoring Exercise in 2025. Prudential continues to participate in the exercise. The IAIS also initiated a public consultation on draft revised application papers on recovery and resolution in November 2025. The MAS introduced a Domestic Systemically Important Insurers (D-SII) framework in Singapore effective from 1 January 2024 and has designated Prudential Assurance Company Singapore as a D-SII. In 2025, the Hong Kong IA introduced a new framework for the classification of D-SIIs (entities whose failure will cause significant disruption to the local financial system in Hong Kong) and classified Prudential Corporation Asia Limited, which is the senior regulated entity within the Group, as a D-SII. The MAS and the Hong Kong IA are expected to continue to align with the latest FSB and IAIS standards and guidelines relating to systemic risk.
The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS’s ComFrame. The ICS will serve as a group-wide prescribed capital requirement, which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, continues to work with the Hong Kong IA on the implementation of the ICS.
As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group.
dChanges in accounting standards and other principles to determine financial metrics
The Group’s financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group’s business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term.
ePolicyholder protection schemes
Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.
4.2
The Group and its intermediaries may conduct business in a way that adversely impacts the fair treatment of customers, which could negatively affect Prudential’s business, financial condition, result of operations and prospects, as well as its relations with current and potential customers and its reputation.
At any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers (‘conduct risk’). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms.
Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to product sales (including sales distribution practices and product suitability) and the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold in the past under acceptable industry or market practices at the time (including in relation to lines of business that are no longer active) and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.

4.3
Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.
Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including individual claims, class action litigation, arbitration, enforcement proceedings and other regulatory or governmental actions including government investigations. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, the possibility of fines, penalties, remediation costs or other sanctions and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have a negative effect on Prudential’s business, financial condition, cash flows, results of operations and prospects.
In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential’s legal rights.
4.4
Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects.
Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations, and prospects.
The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises.
Based on the OECD statement issued on 8 October 2021, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.
Under the second pillar, the OECD published detailed model rules in December 2021 for developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises, followed by detailed guidance in March 2022 and further sets of guidance each year, most recently in January 2026. Further guidance is expected. Several jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for either 2024 onwards or 2025 onwards. In June 2025, Hong Kong, where the Group’s ultimate parent entity is a tax resident, implemented both the global minimum tax and domestic minimum tax, effective from 1 January 2025. This brings the Group into scope of the rules from 2025 onwards.
In compliance with the relevant IFRS accounting standard, the Group will separately disclose any amount of global minimum tax included in the Group’s IFRS tax charge for the relevant accounting period. The rules are complex and require calculations to be undertaken at jurisdiction level aggregating all in-scope entities in that jurisdiction into a single calculation. The design of the rules when applied to Prudential means that a global minimum tax is most likely to arise, and could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, in periods where there is positive investment performance in jurisdictions whose domestic corporate income tax regimes have features favouring certain types of investment.

Definitions of performance metrics
Adjusted CSM release
Adjusted release of CSM reflects an adjustment to the release of CSM in respect of losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort, and hence which are combined for the purposes of determining the adjusted release amount.
Adjusted release of CSM is reconciled to IFRS release of CSM for the year as discussed in note B1.3 of the IFRS financial results.
Adjusted CSM release rate
Adjusted CSM release rate is defined as the adjusted release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the adjusted release in the period and the effect of movements in exchange rates.
Adjusted operating profit
Adjusted IFRS operating profit based on longer-term investment returns.
This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2.
Adjusted operating profit after tax
Adjusted operating profit less tax attributable to items within adjusted operating profit.
Adjusted total comprehensive equity
Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and CSM, net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax.
See note C3.1(b) and II(ii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity.
Agency new business profit
New business profit generated from the agency channel.
Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.
See note II(vi) of the Additional unaudited financial information for further explanation.
Average monthly active agents
An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average monthly active agents is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.
Bancassurance new business profit
New business profit generated from the bancassurance channel.
Basic earnings per share (EPS) based on adjusted operating profit
Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.
See note B3 to the IFRS financial statements for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on IFRS profit after tax.
Customer numbers
A customer is defined as a unique individual or entity who holds one or more policies, that has had premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associates. Group business is a single customer for the purpose of this definition.
Customer relationship net promoter score (rNPS)
Net promoter score on overall strength of customer relationship, based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0–10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0–6 are Detractors. The score equates to the percentage of promoters less the percentage of detractors. Our customer rNPS target relates to each market’s NPS performance versus their respective peers.
Customer retention rate
Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period.
Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

See note II(v) of the Additional unaudited financial information for calculation.
Eastspring investment performance – percentage of funds under management outperforming benchmarks
This measure represents the percentage of active funds under management at the balance sheet date that outperformed their performance benchmark over the time period stated (one or three years). Funds with no performance objective, which includes passive funds and non-discretionary portfolio, are excluded from this measure.
Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.
Free surplus
For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime.
Free surplus excluding distribution rights and other intangibles
This measure of free surplus (see above) excludes intangible assets representing rights under distribution contracts and other intangibles.
Free surplus ratio
Free surplus ratio is defined as the sum of Group free surplus, excluding distribution rights and other intangibles, and the TEV required capital of the life business, divided by the TEV required capital of the life business. Group free surplus, excluding distribution rights and other intangibles, consists of the free surplus of the insurance business combined with the free surplus of asset management and other non-insurance operations, as defined above and shown in the Movement in free surplus table within the TEV basis results. Group total free surplus forms part of the TEV shareholders' equity as set out in the TEV basis results.
TEV shareholders' equity is reconciled to IFRS shareholders' equity in note II(viii) of the Additional financial information. Given the differing basis of preparation for the IFRS and TEV results, individual TEV and IFRS line items are not directly comparable.
Group net operating free surplus generated
‘Group operating free surplus generated from insurance and asset management business’ net of investment in new business, less central costs, eliminations and restructuring costs, net of tax.
Group TEV
Group TEV equity, excluding goodwill attributable to equity holders.
Group TEV equity
Shareholders' equity prepared in accordance with the TEV methodology.
See note II(viii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity.
Group TEV equity per share
Group TEV equity per share is calculated as Group TEV equity divided by the number of issued shares at the end of the period. See TEV basis results for calculation.
Group TEV per share
Group TEV per share is calculated as Group TEV divided by the number of issued shares at the end of the period. See TEV basis results for calculation.
Group funds under management
Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group’s statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group’s statement of financial position. A reconciliation to this measure from investments shown in the Group balance sheet is given in note I(iii) of the Additional unaudited financial information.
Group leverage ratio (Moody's basis)
Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders’ equity, 50 per cent of the surplus in the Group’s with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper.
Group operating free surplus generated from in-force insurance and asset management business (or Gross OFSG)
Operating free surplus is the financial metric the Group uses to measure the internal cash generation of our business operations and is generally based on (with adjustments) the capital regimes that apply locally in the various jurisdictions in which the Group operates. Operating free surplus generated from in-force insurance business represents amounts emerging from the in-force business during the year before deducting amounts reinvested in writing new business and excludes restructuring costs and non-operating items. For asset management businesses, it equates to post-tax IFRS adjusted operating profit for the period. Central costs are excluded from this amount.

Group operating free surplus generated from insurance and asset management business
Equates to 'Group operating free surplus generated from in-force insurance and asset management business' net of investment in new business for the life business.
GWS capital surplus over GPCR
Estimated GWS capital resources in excess of the GPCR before allowing for the 2025 second interim dividend. GWS capital surplus is determined on a shareholder basis and a total Group basis as described in note I(i) of the additional information.
Health new business profit
New business profit from health products (see definition below).
Health products
Health products comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. These typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.
IFRS shareholders' equity per share
IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period.
See note II(iv) of the Additional unaudited financial information for calculation.
Life-weighted premium income
Represents the sum of APE sales plus renewal insurance premiums, which represents premiums paid on regular premium products, subsequent to the first-year premium.
See note II (vi) of the Additional unaudited financial information for further details.
Net cash remitted by business units
Net cash amounts remitted by businesses are included in the holding company cash flow. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.
Net zero
A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050.
New business profit (NBP)
Presented on a post-tax basis, on business sold in the year, calculated in accordance with Group TEV methodology.
New business profit is reconciled to IFRS new business CSM in note II(vii) of the Additional unaudited financial information.
New business margin on APE (%)
New business profit divided by APE sales over the same period.
New business margin on PVNBP (%)
New business profit divided by PVNBP sales over the same period.
New business profit per active agent
Average monthly 'agency new business profit' divided by the 'average monthly active agents' for the relevant period. Includes 100 per cent of new business profit and active agents in joint ventures and associates.
New to bancassurance customers from strategic partners
The number of customers who hold at least one insurance policy of any type (including either Individual or Group policies as Life Assured) sold by our strategic bank partners (excluding partners of joint ventures and associates and our strategic partner in Cambodia and Laos) at the end of the measurement period, but do not hold any insurance policies sold by our relevant strategic bank partners at the beginning of the measurement period. The measurement period is the current period of the report.
Operating return on embedded value
Calculated as TEV operating profit net of non-controlling interests divided by the opening Group TEV excluding intangibles.
See note II(ix) of the Additional unaudited financial information for the calculation.
Operating return on IFRS shareholders’ equity
Calculated as adjusted operating profit, net of tax and non-controlling interests, divided by the average IFRS shareholders’ equity.
See note II(iii) of the Additional unaudited financial information for the calculation.

Present value new business premiums (PVNBP)
Calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the TEV new business profit.
Proportion of new business-processing through auto-underwriting
The number of new business application submissions subject to automatic and real-time assessment of underwriting decisions based upon set rules, providing policy underwriting decision without manual intervention, divided by the total number of new business application submissions for the reporting period.
Shareholder GWS coverage ratio over GPCR (%)
Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to the shareholder business, before allowing for the 2025 second interim dividend.
TEV operating profit
TEV operating profit is profit after tax calculated under the Group's TEV methodology, as described in notes 6 and 7 of the TEV basis results, excluding short-term fluctuations caused by changes in interest rates and other market movements, the effect of changes in economic assumptions and the impact of corporate transactions, if any, undertaken in the period. It also excludes the mark-to-market value movements on core structural borrowings for shareholder-financed operations.
Tier 1 capital resources
Tier 1 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This is considered to be the highest quality capital.
Tier 2 Capital resources
Tier 2 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This tends to be additional capital, such as subordinated debt, that can absorb losses but is less secure than Tier 1.
Total GWS coverage ratio over GPCR (%)
Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to both the shareholder and policyholder business, before allowing for the 2024 second interim dividend.
Traditional embedded value (TEV)
Financial results that are prepared on a supplementary basis to the Group’s IFRS results and are a way of measuring the current value to shareholders of the future profits from life business written based on a set of assumptions.
Weighted average carbon intensity (WACI)
Reflects a portfolio’s exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks.
Basis for strategic objectives
New business profit growth objective
Our new business growth objective assumes average exchange rates of 2022, and is based on regulatory and solvency regimes applicable across the Group at the time the objective was set. It has been updated from the previous EEV methodology to the existing TEV and free surplus methodology applied to both 2024 and 2025 TEV results and assumes this will be applicable over the period, with no material changes to the economic assumptions.
Operating free surplus generated from in-force insurance and asset management business growth objective
Our operating free surplus generated from in-force insurance and asset management business growth objective assumes average exchange rates of 2022 and is based on regulatory and solvency regimes applicable across the Group at the time the objectives was set. It has been updated from the previous free surplus methodology to the existing TEV and free surplus methodology applied to both 2024 and 2025 TEV results and assumes this will be applicable over the period, with no material changes to the economic assumptions.

Shareholder information
Dividend information

2025 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	26 March 2026	—	26 March 2026
Record date	27 March 2026	27 March 2026	27 March 2026
Payment date	13 May 2026	13 May 2026	On or around 20 May 2026
The total number of Prudential plc shares in issue as at 31 December 2025 was 2,548,213,779. Each ordinary share carries the right to one vote on a poll at general meetings of Prudential plc. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, each of its duly authorised corporate representatives, has one vote.

Corporate governance
Corporate governance codes – statement of compliance
The Company has dual primary listings in Hong Kong (main board listing) and London (equity shares (commercial companies)) and, as required, has adopted a governance structure based on the Hong Kong and UK Corporate Governance Codes (the HK and UK Codes). The Board confirms that, for the year under review, the Company has applied the principles and complied with the provisions of the UK Code. The Company has also complied with the provisions of the HK Code, other than provision E.1.2(d), which requires companies, on a comply or explain basis, to have a remuneration committee that makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Code, which recommends that the remuneration of non-executive directors be determined in accordance with the Articles of Association or, alternatively, by the board. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.
Provision B.3.1(d) of the HK Code requires that the Nomination Committee should make recommendations to the board on the appointment or reappointment of directors and succession planning for directors, in particular the Chair and the Chief Executive. Provision 17 of the UK Code requires that the Nomination Committee should lead the process for appointments, ensure plans are in place for orderly succession to both the board and senior management positions, and oversee the development of a diverse pipeline for succession. Prudential’s Nomination & Governance Committee is responsible for the oversight of Board and executive succession (unless considered by the Board) and recommends directors for appointment or reappointment, including the Chair and CEO. However, given the importance of executive succession planning to the successful delivery of the Group’s strategy, the full Board discusses succession planning for the CEO and other GEC roles.
The HK Code is available from www.hkex.com.hk
The UK Code is available from www.frc.org.uk

IFRS disclosures
Prudential plc 2025 results
International Financial Reporting Standards (IFRS) financial results

Section			Page
Consolidated income statement			70
Consolidated statement of comprehensive income			71
Consolidated statement of changes in equity			72
Consolidated statement of financial position			73
Consolidated statement of cash flows			74

Section	Page	Section	Page
Notes to the financial statements	75	C3 Insurance and reinsurance contracts	91
A Basis of preparation	75	C3.1 Group overview	91
A1 Basis of preparation and exchange rates	75	C3.2 Analysis of movements in insurance and	92
A2 New accounting pronouncements not yet effective		reinsurance contract balances
		(including JVs and associates)
B Earnings performance		C4 Intangible assets
B1 Analysis of performance by segment	77	C4.1 Goodwill	95
B1.1 Segment results	77	C4.2 Other intangible assets	95
B1.2 Determining operating segments and	78	C5 Borrowings
performance measure of operating segments		C5.1 Core structural borrowings of	96
B1.3 Analysis of adjusted operating profit by driver	79	shareholder-financed businesses
B1.4 Revenue	81	C5.2 Operational borrowings	96
B1.5 Additional segmental analysis of profit after tax	82	C6 Risk and sensitivity analysis	96
and reconciliation to profit after tax		C6.1 Sensitivity to key market risks	97
B2 Tax charge		C6.2 Sensitivity to insurance risks	98
B2.1 Total tax charge by segment	82	C7 Tax assets and liabilities
B2.2 Reconciliation of effective tax rate	83	C7.1 Current tax	99
B3 Earnings per share	84	C7.2 Deferred tax	99
B4 Dividends	85	C8 Share capital, share premium and own shares	100

C Financial Position		D Other information
C1 Group assets and liabilities	86	D1 Contingencies and related obligations	102
C1.1 Group investments by business type	86	D2 Ownership interest in Prudential Assurance Malaysia	102
C2 Measurement of financial assets and liabilities		Berhad
C2.1 Determination of fair value	89	D3 Post balance sheet events	102
C2.2 Fair value measurement hierarchy	90

Consolidated income statement

	Note	2025 $m	2024 $m
Insurance revenue	B1.4	11,080	10,358
Insurance service expense:
Claims incurred		(3,331)	(3,147)
Directly attributable expenses incurred		(1,455)	(1,328)
Amortisation of insurance acquisition cash flows		(3,435)	(3,157)
Other insurance service expenses		(23)	(131)
		(8,244)	(7,763)
Net expense from reinsurance contracts held		(212)	(302)
Insurance service result		2,624	2,293
Investment return:
Interest revenue calculated using the effective interest method		413	477
Other investment return on financial investments		15,851	5,442
	B1.4	16,264	5,919
Fair value movements on investment contract liabilities		(72)	(95)
Net insurance and reinsurance finance income (expense):
Net finance expense from insurance contracts		(14,612)	(4,154)
Net finance expense from reinsurance contracts held		(159)	(338)
		(14,771)	(4,492)
Net investment result		1,421	1,332
Other revenue	B1.4	411	382
Non-insurance expenditure		(1,031)	(1,003)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(183)	(171)
Gain (loss) attaching to corporate transactions	B1.1	1,515	(71)
Share of profit from joint ventures and associates, net of related tax		364	477
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns) note		5,121	3,239
Tax charge attributable to policyholders' returns		(180)	(286)
Profit before tax attributable to shareholders' returns		4,941	2,953
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(1,002)	(824)
Remove tax charge attributable to policyholders' returns	B3.2	180	286
Tax charge attributable to shareholders' returns	B3.2	(822)	(538)
Profit for the year	B1.6	4,119	2,415

Attributable to:
Equity holders of the Company		3,978	2,285
Non-controlling interests		141	130
Profit for the year		4,119	2,415

Earnings per share (in cents)	Note	2025	2024
Based on profit attributable to equity holders of the Company:	B4
Basic		154.2¢	84.1¢
Diluted		153.5¢	84.0¢
Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Consolidated statement of comprehensive income

	2025 $m	2024 $m
Profit for the year	4,119	2,415
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange translation movements and net investment hedges	524	(291)
Cumulative exchange loss of disposed businesses recycled through profit or loss	34	–
	558	(291)
Total comprehensive income for the year	4,677	2,124

Attributable to:
Equity holders of the Company	4,421	1,976
Non-controlling interests	256	148
Total comprehensive income for the year	4,677	2,124

Consolidated statement of changes in equity

		Year ended 31 Dec 2025 $m
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	–	3,978	–	3,978	141	4,119
Other comprehensive income		–	–	–	–	443	443	115	558
Total comprehensive income for the year		–	–	–	3,978	443	4,421	256	4,677
Transactions with owners of the Company
Dividends	B4	–	–	–	(623)	–	(623)	(91)	(714)
Effect of scrip dividends	C8	–	–	–	29	–	29	–	29
Reserve movements in respect of share-based payments		–	–	–	11	–	11	–	11
Effect of transactions relating to non-controlling interests		–	–	–	28	–	28	(104)	(76)
New share capital subscribed	C8	–	2	–	–	–	2	–	2
Share repurchases/buybacks	C8	(7)	–	7	(1,234)	–	(1,234)	–	(1,234)
Movement in own shares in respect of share-based payment plans		–	–	–	(9)	–	(9)	–	(9)
Net (decrease) increase in equity		(7)	2	7	2,180	443	2,625	61	2,686
Balance at beginning of year		176	5,009	7	11,906	394	17,492	1,182	18,674
Balance at end of year		169	5,011	14	14,086	837	20,117	1,243	21,360

		Year ended 31 Dec 2024 $m
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	–	2,285	–	2,285	130	2,415
Other comprehensive (loss) income		–	–	–	–	(309)	(309)	18	(291)
Total comprehensive income (loss) for the year		–	–	–	2,285	(309)	1,976	148	2,124
Transactions with owners of the Company
Dividends	B4	–	–	–	(575)	–	(575)	(8)	(583)
Effect of scrip dividends	C8	–	–	–	23	–	23	–	23
Reserve movements in respect of share-based payments		–	–	–	1	–	1	–	1
Adjustment to non-controlling interest for Malaysia conventional life business on 1 January 2024	D2	–	–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	–	(18)	–	(18)	(4)	(22)
Share repurchases/buybacks	C8	(7)	–	7	(878)	–	(878)	–	(878)
Movement in own shares in respect of share-based payment plans		–	–	–	(3)	–	(3)	–	(3)
Net (decrease) increase in equity		(7)	–	7	(22)	(309)	(331)	1,022	691
Balance at beginning of year		183	5,009	–	11,928	703	17,823	160	17,983
Balance at end of year		176	5,009	7	11,906	394	17,492	1,182	18,674

Consolidated statement of financial position

	Note	31 Dec 2025 $m	31 Dec 2024 $m
Assets
Goodwill	C4.1	902	848
Other intangible assets	C4.2	3,958	3,824
Property, plant and equipment		530	417
Insurance contract assets	C3.1	1,816	1,345
Reinsurance contract assets	C3.1	3,406	3,390
Deferred tax assets	C7.2	119	142
Current tax recoverable	C7.1	77	31
Investments in joint ventures and associates accounted for using the equity method		2,763	2,412
Investment properties	C1.1	3	3
Loans	C1.1	551	517
Equity securities and holdings in collective investment schemes note	C1.1	89,558	81,002
Debt securities note	C1.1	92,051	73,804
Derivative assets	C2.2	621	395
Deposits	C1.1	6,246	5,466
Accrued investment income		1,071	902
Other debtors		817	1,310
Assets held for sale		–	296
Cash and cash equivalents		7,706	5,772
Total assets		212,195	181,876

Equity
Shareholders' equity		20,117	17,492
Non-controlling interests		1,243	1,182
Total equity		21,360	18,674

Liabilities
Insurance contract liabilities	C3.1	174,498	147,566
Reinsurance contract liabilities	C3.1	640	536
Investment contract liabilities without discretionary participation features	C2.2	715	748
Core structural borrowings of shareholder-financed businesses	C5.1	4,459	3,925
Operational borrowings	C5.2	831	797
Obligations under funding, securities lending and sale and repurchase agreements		745	272
Net asset value attributable to unit holders of consolidated investment funds		2,263	2,679
Deferred tax liabilities	C7.2	1,830	1,514
Current tax liabilities	C7.1	273	238
Accruals, deferred income and other creditors		2,731	2,848
Provisions		268	218
Derivative liabilities	C2.2	1,582	1,617
Liabilities held for sale		–	244
Total liabilities		190,835	163,202
Total equity and liabilities		212,195	181,876
Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2025 are $1,798 million of lent securities and assets subject to repurchase agreements (31 December 2024: $1,565 million).

Consolidated statement of cash flows

	Note	2025 $m	2024 $m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		5,121	3,239
Movements in operating assets and liabilities:
Investments		(23,698)	(6,403)
Other non-investment and non-cash assets		24	124
Insurance and reinsurance contract assets and liabilities		22,660	7,925
Other non-insurance liabilities		(330)	(1,440)
Other adjustments to profit before tax for non-cash movements:
Interest and dividend income and interest payments included in profit before tax		(5,482)	(5,180)
Other non-cash items included in profit before tax		(880)	603
Operating cash items:
Interest receipts		3,416	3,049
Interest payments		(61)	(75)
Dividend receipts		2,198	2,316
Tax paid		(518)	(549)
Net cash flows from operating activities note (i)		2,450	3,609
Cash flows from investing activities
Purchases of property, plant and equipment		(104)	(101)
Disposal of property, plant and equipment		4	–
Acquisition of distribution rights and other intangibles		(297)	(557)
Disposal of businesses, net of associated tax note (ii)		1,485	–
Cash advanced to Mainland China life joint venture note (i)		–	(174)
Net cash flows from investing activities		1,088	(832)
Cash flows from financing activities
Structural borrowings of shareholder-financed businesses: note (iii)
Issuance of debt, net of costs	C5.1	462	–
Interest paid		(176)	(164)
Payment of principal portion of lease liabilities		(95)	(93)
Acquisition of non-controlling interests		–	(18)
Equity capital:
Issues of ordinary share capital	C8	2	–
Share repurchases/buybacks (including costs)		(1,252)	(860)
External dividends:
Dividends paid to equity holders of the Company	B4	(594)	(552)
Dividends paid to non-controlling interests		(91)	(8)
Net cash flows from financing activities		(1,744)	(1,695)
Net increase in cash and cash equivalents		1,794	1,082
Cash and cash equivalents at 1 Jan		5,772	4,751
Effect of exchange rate changes on cash and cash equivalents		140	(61)
Cash and cash equivalents at 31 Dec		7,706	5,772
Notes
(i)Included in net cash flows from operating activities are dividends from joint ventures and associates of $180 million (2024: $148 million). Cash advanced to the Mainland China life joint venture in 2024 of $174 million has subsequently been converted into a capital injection in 2025.
(ii)Cash flows from disposal of businesses in 2025 comprise the net proceeds from the sale of a portion of the Group’s interest in ICICI Prudential Asset Management Company Limited during the company’s initial public offering (IPO) in December 2025 and the net proceeds from the disposal of businesses classified as held for sale at 31 December 2024. Total tax paid of $(750) million in 2025 was included in net cash flows from operating activities and net cash flows from investing activities.
(iii)Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at 1 Jan $m	Cash movements $m	Non-cash movements $m		Balance at 31 Dec $m
		Issuance of debt	Foreign exchange movement	Other movements
2025	3,925	462	65	7	4,459
2024	3,933	–	(15)	7	3,925

Notes to the consolidated financial statements
A Basis of preparation
A1 Basis of preparation and exchange rates
Basis of preparation
These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. At 31 December 2025, there were no unadopted standards effective for the year ended 31 December 2025 which impacted the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.
The accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2024 as disclosed in the 2024 Annual Report. The adoption of the amendments to IAS 21 ‘Lack of exchangeability’ effective from 1 January 2025 has had no impact on the Group financial statements.
The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2025 but is derived from those accounts. The auditors have reported on the 2025 statutory accounts. Statutory accounts for 2024 have been delivered to the Registrar of Companies, and those for 2025 will be delivered following the Company’s Annual General Meeting. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
Going concern basis of accounting
The Directors have made an assessment of going concern covering a period to 31 March 2027, being at least 12 months from the date these consolidated financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks, and the mitigations available to address them, as well as the results of the Group’s stress and scenario testing.
Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2027, being at least 12 months from the date these consolidated financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements for the year ended 31 December 2025.
Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at year end		Average rate for the year to date
USD : local currency	31 Dec 2025	31 Dec 2024	2025	2024
Chinese yuan (CNY)	6.99	7.30	7.19	7.20
Hong Kong dollar (HKD)	7.78	7.77	7.80	7.80
Indian rupee (INR)	89.88	85.61	87.17	83.67
Indonesian rupiah (IDR)	16,675.00	16,095.00	16,462.13	15,844.88
Malaysian ringgit (MYR)	4.06	4.47	4.28	4.58
Singapore dollar (SGD)	1.29	1.36	1.31	1.34
Taiwan dollar (TWD)	31.42	32.78	31.16	32.12
Thai baht (THB)	31.49	34.24	32.87	35.29
UK pound sterling (GBP)	0.74	0.80	0.76	0.78
Vietnamese dong (VND)	26,300.00	25,485.00	26,008.80	25,057.63
Foreign exchange translation
Certain notes to the consolidated financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position. In a period of currency volatility, this alternative performance measure allows an assessment of underlying results and business trends.

A2 New accounting pronouncements not yet effective
The following standards, interpretations and amendments have been issued by the IASB but are not yet effective for the Group in 2025. The Group prepares consolidated financial statements in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact on the Group’s consolidated financial statements are discussed.
–Amendments to IFRS 9 and IFRS 7 ‘Classification and Measurement of Financial Instruments’ issued in May 2024 and effective from 1 January 2026;
–Annual Improvements to IFRS Accounting Standards – Volume 11 issued in July 2024 and effective from 1 January 2026;
–IFRS 18 ‘Presentation and disclosure in financial statements’ issued in April 2024 and effective from 1 January 2027; and
–Amendments to IAS 21 ‘Translation to a Hyperinflationary Presentation Currency’ issued in November 2025 and effective from 1 January 2027.
The Group is assessing the impact IFRS 18 will have on the presentation and disclosure in the Group’s financial statements. The Group is not expecting the other accounting amendments listed above to have a significant impact on the Group’s financial statements.

B Earnings performance
B1 Analysis of performance by segment
B1.1 Segment results

		2025 $m	2024 $m		2025 vs 2024%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Hong Kong		1,219	1,069	1,070	14%	14%
Indonesia		250	268	258	(7)%	(3)%
Mainland China note (ii)		411	363	363	13%	13%
Malaysia		410	338	361	21%	14%
Singapore		706	693	709	2%	0%
Growth markets and other note (iii)		614	688	689	(11)%	(11)%
Eastspring		329	304	301	8%	9%
Total segment profit		3,939	3,723	3,751	6%	5%
Other income and expenditure unallocated to a segment:
Net investment return and other items note (iv)		(41)	21	21	n/a	n/a
Interest payable on core structural borrowings		(184)	(171)	(171)	(8)%	(8)%
Corporate expenditure		(237)	(237)	(237)	0%	0%
Total other expenditure		(462)	(387)	(387)	(19)%	(19)%
Restructuring costs note (v)		(171)	(207)	(207)	17%	17%
Adjusted operating profit	B1.3	3,306	3,129	3,157	6%	5%
Tax charge on adjusted operating profit	B3.2	(534)	(547)	(555)	2%	4%
Adjusted operating profit after tax		2,772	2,582	2,602	7%	7%
Short-term interest rate and other market fluctuations		120	(105)	(97)	n/a	n/a
Gain (loss) attaching to corporate transactions note (vi)		1,515	(71)	(74)	n/a	n/a
Tax (charge) credit on non-operating result	B3.2	(288)	9	8	n/a	n/a
Profit for the year	B1.6	4,119	2,415	2,439	n/a	n/a

Attributable to:
Equity holders of the Company		3,978	2,285	2,300	n/a	n/a
Non-controlling interests		141	130	139	n/a	n/a
Profit for the year		4,119	2,415	2,439	n/a	n/a

Basic earnings per share (in cents)		2025	2024		2025 vs 2024%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B4	101.4¢	89.7¢	90.2¢	13%	12%
Based on profit for the year, net of non-controlling interest	B4	154.2¢	84.1¢	84.8¢	83%	82%
Notes
(i)Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)The Mainland China segment reflects the Group’s 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.
(iii)The Growth markets and other segment includes non-insurance entities that support the Group’s insurance business and the result for this segment is after deducting the corporate taxes arising from all the life joint ventures and associates.
(iv)Net investment return and other items include an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity’s insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group’s consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way, the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided, the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included within 'net investment return and other items' unallocated to a segment to remove the benefit already recognised when valuing the insurance contract.
(v)Restructuring costs largely comprise the costs of Group-wide projects including reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(49) million (2024: $(59) million).
(vi)The gain (loss) attaching to corporate transactions in 2025 and 2024 mainly relates to the disposal or partial disposal of businesses. In 2025, it largely represents the gain arising from a reduction in the Group’s interest in ICICI Prudential Asset Management Company Limited (from 49 per cent to 34.59 per cent).

B1.2 Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’. Under the Group’s management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Chief Executive Officer. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2024. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions.
Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year.
Determination of adjusted operating profit
(a)Approach adopted for insurance businesses
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.
The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group’s assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary, the Group applies the following approach when attributing the ‘net investment result’ between operating and non-operating profit:
–Returns on investments that meet the definition of an ‘underlying item’, namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.
–For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities and any non-attributable investment management expenses.
–Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.
–A longer-term rate of return is applied to all other investments held by the Group’s insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.
The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as ‘short-term interest rate and other market fluctuations’ as a component of non-operating profit.
The ‘insurance service result’ is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach (VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of ‘short-term interest rate and other market fluctuations’, a component of non-operating profit. See note B1.3 for the reconciliation to the ‘insurance service result' recognised in the consolidated income statement.
(b)Determination of longer-term returns
The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.
For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.
Debt securities and loans
For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.7 per cent for 2025 (2024: 2.8 per cent to 8.8 per cent).
Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend of investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for 2025 and 2024.

Derivative value movements
In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.
(c)Non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.
B1.3 Analysis of adjusted operating profit by driver
Management assesses adjusted operating profit by breaking it down into the key components that drive performance each period.
The table below analyses the Group’s adjusted operating profit into the underlying drivers using the following categories:
–Adjusted release of CSM, which is net of reinsurance, represents the release from the CSM for the insurance services provided in the period, adjusted for the reduction in CSM release that would occur if gains on profitable contracts were combined with losses on onerous contracts for those contracts where gains and losses can be shared across cohorts as described in note B1.2.
–Release of risk adjustment, which is net of reinsurance, represents the amount of risk adjustment recognised in the income statement representing non-financial risk that expired in the period net of the amount that was assumed to be covered by any reinsurance contracts in place. The only difference between the amount shown in the table below and the amount included within Insurance service result on the consolidated income statement is the amount relating to the Group’s life joint ventures and associates that use the equity method of accounting.
–Experience variances represent the difference between the actual amounts incurred or received in the period and that assumed within the best estimate liability for insurance and reinsurance contracts. It covers items such as claims, attributable expenses and premiums to the extent that they relate to current or past service.
–Other insurance service result primarily relates to movements on onerous contracts that impact adjusted operating profit (ie excluding those discussed in B1.2 that meet the criteria where gains and losses can be shared across more than one annual cohort).
–Net investment result on longer-term basis comprises the component of the ‘net investment result’ that has been attributed to adjusted operating profit by applying the approach as described in note B1.2.
–Other insurance income and expenditure represent other sources of income and expenses that are not considered to be attributable to insurance contracts under IFRS 17.
–Share of related tax charges from joint ventures and associates represents the related tax on the adjusted operating profit of the Group’s life joint ventures and associates accounted for using the equity method. Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group’s profit before tax on a net of related tax basis. In the table below, the results of the life joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax shown separately in order for the contribution from the life joint ventures and associates to be included in the profit driver analysis on a consistent basis with the rest of the insurance business operations.

	2025 $m	2024 $m		2025 vs 2024%
		AER	CER	AER	CER
Adjusted release of CSM note (i)	2,550	2,333	2,358	9%	8%
Release of risk adjustment	285	268	271	6%	5%
Experience variances	(51)	(81)	(85)	37%	40%
Other insurance service result	(135)	(68)	(69)	(99)%	(96)%
Adjusted insurance service result note (ii)	2,649	2,452	2,475	8%	7%
Net investment result on longer-term basis note (iii)	1,163	1,146	1,154	1%	1%
Other insurance income and expenditure	(103)	(89)	(90)	(16)%	(14)%
Share of related tax charges from joint ventures and associates	(99)	(90)	(90)	(10)%	(10)%
Insurance business	3,610	3,419	3,449	6%	5%
Eastspring	329	304	301	8%	9%
Other income and expenditure	(462)	(387)	(386)	(19)%	(20)%
Restructuring costs	(171)	(207)	(207)	17%	17%
Adjusted operating profit, as reconciled to profit for the year in note B1.1	3,306	3,129	3,157	6%	5%

Notes
(i)The adjusted release of CSM is reconciled to the information in the Consolidated income statement as follows:

	2025 $m	2024 $m
Release of CSM, net of reinsurance as included within Insurance service result on the consolidated income statement
Insurance	2,438	2,286
Reinsurance	(102)	(159)
	2,336	2,127
Add amounts relating to the Group’s life joint ventures and associates that are accounted for on equity method	218	225
Release of CSM, net of reinsurance as shown in note C3
Insurance	2,656	2,511
Reinsurance	(102)	(159)
	2,554	2,352
Adjustment to release of CSM for the treatment adopted for adjusted operating profit purposes of combining losses on onerous contracts and gains on profitable contracts that can be shared across more than one annual cohort	(4)	(19)
Adjusted release of CSM as shown above	2,550	2,333
(ii)The adjusted insurance service result is reconciled to the information in the consolidated income statement as follows:

	2025 $m	2024 $m
Insurance service result as shown in the consolidated income statement	2,624	2,293
Add amounts relating to the Group’s life joint ventures and associates that are accounted for on equity method	225	187
Insurance service result as shown in note C3
Insurance	3,078	2,786
Reinsurance	(229)	(306)
	2,849	2,480
Removal of losses or gains from reversal of losses on those onerous contracts that meet the criteria in note B1.2 where gains and losses can be shared across more than one annual cohort less the adjustment to the release of CSM shown above	(98)	46
Other items including policyholder tax*	(102)	(74)
Adjusted insurance service result as shown above	2,649	2,452
*Other items include the revenue recognised to cover the tax charge attributable to policyholders that is included in the insurance service result in the income statement. This revenue is fully offset by the actual tax charge attributable to policyholders that is included, as required by IAS 12, in the tax line in the income statement resulting in no net impact to adjusted operating profit that is determined after deducting policyholder tax and so has been offset in the analysis of adjusted operating profit.
(iii)Net investment result on longer-term basis is reconciled to the net investment result in the consolidated income statement as follows:

	2025 $m	2024 $m
Net investment result as shown in the consolidated income statement	1,421	1,332
Remove investment return of non-insurance entities	3	(448)
Remove short-term interest rate and other market fluctuations included in non-operating profit excluding non-insurance entities*	(279)	334
Other items*	18	(72)
Net investment result on longer-term basis as shown above	1,163	1,146
*These reconciling line items include the impact from the Group's life joint ventures and associates. Other items also reflect the impact of policyholder tax.

B1.4 Revenue

	2025 $m
	Insurance operations note (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,326	632	854	1,237	682	–	–	4,731	–	4,731
Change in risk adjustment for non-financial risk	78	33	34	68	59	–	–	272	–	272
Release of CSM for services provided	1,025	148	214	529	522	–	–	2,438	–	2,438
Other adjustments note (ii)	46	46	41	2	69	–	–	204	–	204
Recovery of insurance acquisition cash flows	1,549	277	309	557	743	–	–	3,435	–	3,435
	4,024	1,136	1,452	2,393	2,075	–	–	11,080	–	11,080
Other revenue note (iii)	29	3	1	–	20	358	–	411	–	411
Total revenue from external customers	4,053	1,139	1,453	2,393	2,095	358	–	11,491	–	11,491
Intra-group revenue	–	–	–	–	–	224	(224)	–	–	–
Investment return
Interest income	1,340	105	239	886	822	5	–	3,397	137	3,534
Dividend and other investment income	1,253	65	198	549	145	4	–	2,214	–	2,214
Investment appreciation (depreciation)	6,342	212	199	3,453	459	5	–	10,670	(154)	10,516
	8,935	382	636	4,888	1,426	14	–	16,281	(17)	16,264
Total revenue	12,988	1,521	2,089	7,281	3,521	596	(224)	27,772	(17)	27,755

	2024 $m
	Insurance operations note (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter-segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,195	670	740	1,121	715	–	–	4,441	–	4,441
Change in risk adjustment for non-financial risk	68	37	26	64	62	–	–	257	–	257
Release of CSM for services provided	908	146	206	521	505	–	–	2,286	–	2,286
Other adjustments note (ii)	88	31	50	32	16	–	–	217	–	217
Recovery of insurance acquisition cash flows	1,445	293	268	513	638	–	–	3,157	–	3,157
	3,704	1,177	1,290	2,251	1,936	–	–	10,358	–	10,358
Other revenue note (iii)	24	2	–	2	21	333	–	382	–	382
Total revenue from external customers	3,728	1,179	1,290	2,253	1,957	333	–	10,740	–	10,740
Intra-group revenue	–	–	–	–	–	221	(221)	–	–	–
Investment return
Interest income	1,077	101	216	797	688	7	–	2,886	209	3,095
Dividend and other investment income	1,279	105	181	651	164	3	–	2,383	–	2,383
Investment appreciation (depreciation)	(3,317)	(86)	736	2,275	604	1	–	213	228	441
	(961)	120	1,133	3,723	1,456	11	–	5,482	437	5,919
Total revenue	2,767	1,299	2,423	5,976	3,413	565	(221)	16,222	437	16,659
Notes
(i)The Group’s share of the results from the joint ventures and associates that are equity accounted for, including the Group’s life joint venture in Mainland China, is presented in a single line within the Group’s profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above.
(ii)Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA as well as the revenue recognised to cover the tax charge attributable to policyholders.
(iii)Other revenue comprises revenue from external customers and consists primarily of revenue from the Group’s asset management business of $358 million (2024: $333 million).

B1.5 Additional segmental analysis of adjusted operating profit after tax and reconciliation to profit after tax

The reconciliation to profit after tax by segment is shown in the table below. Non-operating items after tax includes effects from short-term interest rate and other market fluctuations and gain or loss on corporate transactions, net of tax, as discussed in note B1.2. The amounts shown in the table are before deducting any applicable non-controlling interests.

	2025 $m			2024 $m
	Adjusted operating profit after tax	Non-operating items after tax	Profit after tax	Adjusted operating profit after tax	Non-operating items after tax	Profit after tax
Hong Kong	1,126	207	1,333	971	(120)	851
Indonesia	198	26	224	218	(37)	181
Mainland China note	411	(435)	(24)	363	(204)	159
Malaysia note	320	5	325	264	32	296
Singapore	603	363	966	594	(28)	566
Growth markets and other note	491	44	535	531	(28)	503
Asset management	305	1,328	1,633	275	(11)	264
Total segment profit	3,454	1,538	4,992	3,216	(396)	2,820
Unallocated to a segment (central operations)	(682)	(191)	(873)	(634)	229	(405)
Group total	2,772	1,347	4,119	2,582	(167)	2,415
Note
The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax above, the amount shown for Mainland China is before tax (with its tax being included in the Growth markets and other segment). The Group's share of the Mainland China joint venture's post-tax result was $3 million (2024: $141 million).
B2 Tax charge
B2.1 Total tax charge by segment
The total tax charge in the income statement is as follows:

	2025 $m	2024 $m
Hong Kong	(148)	(229)
Indonesia	(45)	(37)
Malaysia	(123)	(155)
Singapore	(249)	(176)
Growth markets and other	(110)	(158)
Eastspring note (i)	(256)	(29)
Total segment note (ii)	(931)	(784)
Unallocated to a segment (central operations)	(71)	(40)
Total tax charge	(1,002)	(824)
Notes
(i)The Eastspring tax charge in 2025 includes tax in relation to the gain attaching to corporate transactions, as discussed further in note D6.3.
(ii)Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates, including the Group’s life joint venture in Mainland China.
On 6 June 2025, Hong Kong enacted the OECD Pillar Two global minimum tax and domestic minimum tax rules with retrospective effect from 1 January 2025 onwards. This brings the whole Group into scope of Hong Kong’s Pillar Two rules. The 2025 current tax charge includes $(23) million (2024: nil) in respect of Pillar Two income taxes. The amount of tax due in any period is sensitive to market movements in that period. In periods where the actual investment return is in line with, or below, expected long-term returns, the Group does not expect the Pillar Two tax rules to have a material impact on the IFRS tax charge. In periods where the actual investment return exceeds the expected long-term returns, the impact from the Pillar Two tax rules will depend on how the relevant jurisdiction taxes the actual investment return under local corporate income tax rules.

B2.2 Reconciliation of effective tax rate
In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result. The reconciliation of the expected to actual tax (charge) credit and the percentage impact of reconciliation items on shareholder effective tax rate (ETR) are provided below.

	2025		2024
	$m	ETR %	$m	ETR %
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	5,121		3,239
Tax charge attributable to policyholders’ returns note (i)	(180)		(286)
Profit before tax attributable to shareholders' returns	4,941		2,953
Tax charge at the expected rate	(923)	19%	(585)	20%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates note (ii)	119	(2)%	96	(3)%
Deductions and losses not allowable for tax purposes note (iii)	(189)	4%	(164)	5%
Items related to taxation of life insurance businesses note (iv)	158	(3)%	94	(3)%
Deferred tax adjustments including unrecognised tax losses	(40)	1%	4	0%
Effect of results of joint ventures and associates note (v)	75	(2)%	100	(3)%
Irrecoverable withholding taxes note (vi)	(43)	1%	(61)	2%
Pillar Two income taxes	(23)	0%	–	0%
Other	(5)	0%	1	0%
Total credit on recurring items	52	(1)%	70	(2)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	3	0%	7	0%
Movements in provisions for open tax matters note (vii)	20	0%	(8)	0%
Adjustments in relation to business disposals and corporate transactions	26	(1)%	(22)	0%
Total credit (charge) on non-recurring items	49	(1)%	(23)	0%
Tax charge attributable to shareholders' returns	(822)		(538)
Tax charge attributable to policyholders’ returns note (i)	(180)		(286)
Tax charge attributable to shareholders' and policyholders' returns	(1,002)		(824)
Profit before tax attributable to shareholders’ returns analysed into:
Adjusted operating profit	3,306		3,129
Non-operating result note (viii)	1,635		(176)
Profit before tax attributable to shareholders' returns	4,941		2,953
Tax charge attributable to shareholders' returns analysed into:
Tax charge on adjusted operating profit	(534)		(547)
Tax (charge) credit on non-operating result note (viii)	(288)		9
Tax charge attributable to shareholders' returns	(822)		(538)
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling items note (ix)	16%		17%
Excluding non-recurring tax reconciling items	17%		17%
Profit before tax attributable to shareholders' returns note (ix)	17%		18%
Notes
(i)The tax charge attributable to policyholders of $(180) million (2024: $(286) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.
(ii)Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income and gains in growth markets and other as well as in other (central) operations.
(iii)Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in other (central) operations.
(iv)Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v)Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vi)The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in other (central) operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

(vii)The statement of financial position contains the following provisions in relation to open tax matters.

2025 $m
Balance at 1 Jan	(95)
Movements in the current year included in tax charge attributable to shareholders	20
Provisions utilised in the year	5
Other movements (including interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax)	(7)
Balance at 31 Dec	(77)
(viii)‘Non-operating result’ is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax credit on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.
(ix)The actual shareholder tax rates of the relevant business operations are shown below:

	2025%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	8%	21%	22%	15%	20%	7%	(8)%	16%
Tax rate on profit before tax	6%	17%	22%	15%	16%	14%	(9)%	17%

	2024%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	9%	19%	22%	14%	23%	10%	(7)%	17%
Tax rate on profit before tax	10%	18%	22%	14%	23%	10%	(11)%	18%
B3 Earnings per share

	2025
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,306	(534)	(155)	2,617	101.4¢	101.0¢
Short-term interest rate and other market fluctuations	120	(48)	14	86	3.3¢	3.3¢
Gain attaching to corporate transactions	1,515	(240)	–	1,275	49.5¢	49.2¢
Based on profit for the year	4,941	(822)	(141)	3,978	154.2¢	153.5¢

	2024
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,129	(547)	(146)	2,436	89.7¢	89.6¢
Short-term interest rate and other market fluctuations	(105)	9	(10)	(106)	(3.9)¢	(3.9)¢
Loss attaching to corporate transactions	(71)	–	26	(45)	(1.7)¢	(1.7)¢
Based on profit for the year	2,953	(538)	(130)	2,285	84.1¢	84.0¢
For 2025, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,580 million (2024: 2,715 million) shares. After including a dilutive effect of the Group's share options and awards of 12 million (2024: 5 million) shares, the weighted average number of shares for calculating diluted earnings per share is 2,592 million (2024: 2,720 million) shares.

B4 Dividends
First and second interim dividends are recorded in the period in which they are paid. Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

	2025		2024
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:*
First interim dividend	7.71¢	197	6.84¢	185
Second interim dividend	18.89¢	481	16.29¢	433
Total relating to reporting year	26.60¢	678	23.13¢	618
Dividends paid in reporting year:
Current year first interim dividend	7.71¢	197	6.84¢	185
Second interim dividend for prior year	16.29¢	426	14.21¢	390
Total paid in reporting year	24.00¢	623	21.05¢	575
*Calculated using the outstanding number of ordinary shares as at 31 December 2025.
Dividend per share
The 2025 first interim dividend of 7.71 cents per ordinary share was paid to eligible shareholders on 16 October 2025.
On 13 May 2026, Prudential will pay a second interim dividend of 18.89 cents per ordinary share for the year ended 31 December 2025. The second interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 27 March 2026 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at 27 March 2026. The second interim dividend will be paid on or about 20 May 2026 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.
Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD, respectively, unless they elect to receive dividend payments in USD or in the form of new fully paid ordinary shares (scrip dividend alternative). A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register.
Elections regarding currency, scrip dividend or DRIP must be received by the relevant UK or HK share registrar on or before 21 April 2026. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 28 April 2026. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.
Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 14 April 2026.
Holders of ADRs will continue to receive their dividend payments in USD.

C Financial position
C1 Group assets and liabilities
C1.1 Group investments by business type
The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.
Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 31 December 2025 were $973 million (31 December 2024: $900 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.
In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets that fall outside this range are classified as below BBB-.
The following table classifies assets into those that primarily back the Group’s participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring’s investments and those that are unallocated to a segment (principally centrally held investments).
In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.
In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders’ equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

	31 Dec 2025 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance
	Funds with policyholder participation	Unit-linked funds	Other	Eastspring	Total
	note (i)
Debt securities
Sovereign debt
Indonesia	536	475	826	–	1,837	–	1,837
Singapore	2,339	774	1,210	–	4,323	–	4,323
Thailand	–	3	3,725	–	3,728	–	3,728
United States	16,538	55	281	–	16,874	–	16,874
Vietnam	2,625	16	137	–	2,778	–	2,778
Other (predominantly Asia)	4,737	663	2,060	–	7,460	–	7,460
Subtotal	26,775	1,986	8,239	–	37,000	–	37,000
Other government bonds
AAA	1,508	137	112	–	1,757	–	1,757
AA+ to AA-	133	31	27	–	191	–	191
A+ to A-	830	77	367	–	1,274	–	1,274
BBB+ to BBB-	230	40	74	–	344	–	344
Below BBB- and unrated	317	44	40	–	401	–	401
Subtotal	3,018	329	620	–	3,967	–	3,967
Corporate bonds
AAA	1,538	142	376	–	2,056	–	2,056
AA+ to AA-	6,263	643	947	–	7,853	–	7,853
A+ to A-	20,892	631	1,718	–	23,241	1	23,242
BBB+ to BBB-	13,149	822	1,565	–	15,536	1	15,537
Below BBB- and unrated	1,375	232	247	–	1,854	–	1,854
Subtotal	43,217	2,470	4,853	–	50,540	2	50,542
Asset-backed securities
AAA	190	3	85	–	278	–	278
AA+ to AA-	10	–	3	–	13	–	13
A+ to A-	119	–	16	–	135	–	135
BBB+ to BBB-	22	–	2	–	24	–	24
Below BBB- and unrated	21	1	70	–	92	–	92
Subtotal	362	4	176	–	542	–	542
Total debt securities note (ii)	73,372	4,789	13,888	–	92,049	2	92,051
Loans
Mortgage loans	46	–	161	–	207	–	207
Other loans	344	–	–	–	344	–	344
Total loans	390	–	161	–	551	–	551
Equity securities and holdings in collective investment schemes
Direct equities note (ii)	22,874	14,734	285	91	37,984	25	38,009
Collective investment schemes	39,196	11,053	1,286	14	51,549	–	51,549
Total equity securities and holdings in collective investment schemes	62,070	25,787	1,571	105	89,533	25	89,558
Derivative assets	326	20	267	–	613	8	621
Deposits	2,464	201	2,394	79	5,138	1,108	6,246
Total financial investments	138,622	30,797	18,281	184	187,884	1,143	189,027
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,707	554	1,403	191	3,855	3,851	7,706
Total investments	140,329	31,351	19,687	375	191,742	4,994	196,736

	31 Dec 2024 $m
	Asia and Africa					Unallocated to a segment
	Insurance
	Funds with policyholder participation	Unit-linked funds	Other	Eastspring	Total		Group total
	note (i)
Debt securities
Sovereign debt
Indonesia	453	573	642	–	1,668	–	1,668
Singapore	2,265	738	932	–	3,935	–	3,935
Thailand	3	3	2,580	–	2,586	–	2,586
United States	14,851	71	433	–	15,355	–	15,355
Vietnam	2,885	17	139	–	3,041	–	3,041
Other (predominantly Asia)	4,192	685	1,589	2	6,468	–	6,468
Subtotal	24,649	2,087	6,315	2	33,053	–	33,053
Other government bonds
AAA	1,617	119	112	–	1,848	–	1,848
AA+ to AA-	124	16	23	–	163	–	163
A+ to A-	643	82	268	–	993	–	993
BBB+ to BBB-	189	45	80	–	314	–	314
Below BBB- and unrated	354	6	48	–	408	–	408
Subtotal	2,927	268	531	–	3,726	–	3,726
Corporate bonds
AAA	1,400	158	280	–	1,838	–	1,838
AA+ to AA-	3,567	486	851	–	4,904	–	4,904
A+ to A-	13,451	491	1,629	–	15,571	1	15,572
BBB+ to BBB-	9,753	661	1,784	–	12,198	1	12,199
Below BBB- and unrated	1,477	477	342	–	2,296	–	2,296
Subtotal	29,648	2,273	4,886	–	36,807	2	36,809
Asset-backed securities
AAA	129	3	34	–	166	–	166
AA+ to AA-	4	–	1	–	5	–	5
A+ to A-	28	–	3	–	31	–	31
BBB+ to BBB-	2	–	1	–	3	–	3
Below BBB- and unrated	2	1	8	–	11	–	11
Subtotal	165	4	47	–	216	–	216
Total debt securities note (ii)	57,389	4,632	11,779	2	73,802	2	73,804
Loans
Mortgage loans	51	–	102	–	153	–	153
Other loans	364	–	–	–	364	–	364
Total loans	415	–	102	–	517	–	517
Equity securities and holdings in collective investment schemes
Direct equities note (ii)	19,487	13,465	254	95	33,301	–	33,301
Collective investment schemes	37,652	8,338	1,698	13	47,701	–	47,701
Total equity securities and holdings in collective investment schemes	57,139	21,803	1,952	108	81,002	–	81,002
Derivative assets	119	6	129	–	254	141	395
Deposits	2,121	254	1,989	93	4,457	1,009	5,466
Total financial investments	117,183	26,695	15,951	203	160,032	1,152	161,184
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,396	564	1,225	142	3,327	2,445	5,772
Total investments	118,579	27,259	17,179	345	163,362	3,597	166,959
Notes
(i)Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.
(ii)Of the Group’s debt securities and direct equities, the following amounts were held by the consolidated investment funds:

	31 Dec 2025 $m	31 Dec 2024 $m
Debt securities held by consolidated investment funds	12,341	10,409
Direct equities held by consolidated investment funds*	6,605	5,851
*As of 31 December 2025, the $25 million of direct equities unallocated to a segment is entirely held by a consolidated investment fund.

C2 Measurement of financial assets and liabilities
C2.1 Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group’s financial instruments as discussed below.
The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.
Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.
When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. The selected quote is the one which best represents an executable quote for the security at the measurement date.
Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.
Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities.
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy
Assets and liabilities at fair value
All of the Group’s financial instruments held at fair value are classified as fair value through profit or loss (FVTPL) at 31 December 2025 and measured on a recurring basis.
The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.
Financial instruments at fair value

	31 Dec 2025 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
			note (iii)
Loans note (iv)	–	344	–	344
Equity securities and holdings in collective investment schemes	78,744	5,537	5,277	89,558
Debt securities note (i)	70,327	21,622	102	92,051
Derivative assets	171	450	–	621
Derivative liabilities	(440)	(1,142)	–	(1,582)
Total financial investments, net of derivative liabilities	148,802	26,811	5,379	180,992
Investment contract liabilities without DPF note (ii)	–	(715)	–	(715)
Net asset value attributable to unit holders of consolidated investment funds	(2,263)	–	–	(2,263)
Total financial instruments at fair value	146,539	26,096	5,379	178,014
Percentage of total (%)	82%	15%	3%	100%

	31 Dec 2024 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
			note (iii)
Loans note (iv)	–	364	–	364
Equity securities and holdings in collective investment schemes	72,574	5,311	3,117	81,002
Debt securities note (i)	56,147	17,620	37	73,804
Derivative assets	17	378	–	395
Derivative liabilities	(493)	(1,124)	–	(1,617)
Total financial investments, net of derivative liabilities	128,245	22,549	3,154	153,948
Investment contract liabilities without DPF note (ii)	–	(748)	–	(748)
Net asset value attributable to unit holders of consolidated investment funds	(2,679)	–	–	(2,679)
Total financial instruments at fair value	125,566	21,801	3,154	150,521
Percentage of total (%)	83%	15%	2%	100%
Notes
(i)Of the total level 2 debt securities of $21,622 million at 31 December 2025 (31 December 2024: $17,620 million), $7 million (31 December 2024: $12 million) are valued internally. Internal valuations are inherently more subjective than external valuations.
(ii)Investment contract liabilities without DPF are not quoted in an active market and do not have readily available published prices. Their fair values are determined using valuation techniques with all significant inputs used in the valuation being observable. Therefore, these investment contract liabilities are classified in level 2.
(iii)At 31 December 2025, the Group held $5,379 million (31 December 2024: $3,154 million) of net financial instruments at fair value within level 3. This represents 3 per cent (31 December 2024: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
–Equity securities and holdings in collective investment schemes of $5,277 million (31 December 2024: $3,117 million) consisting primarily of property, infrastructure, private credit and private equity funds, which are externally valued using the net asset value of the invested funds; and
–Debt securities of $102 million (31 December 2024: $37 million).
Of the net financial instruments of $5,379 million (31 December 2024: $3,154 million) referred to above:
–A net asset of $5,266 million (31 December 2024: $3,088 million) is held by the Group’s participating and unit-linked funds and therefore shareholders’ profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
–The remaining level 3 investments comprise a net asset of $113 million (31 December 2024: $66 million), which are primarily externally valued. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(11) million (31 December 2024: $(7) million), which would reduce shareholders’ equity by this amount before tax.
(iv)Of the Group’s financial assets and financial liabilities at 31 December 2025, only loans contain more than one asset classification. The loans carried at amortised cost and their fair value are provided in note (c) below.

C3 Insurance and reinsurance contracts
C3.1 Group overview
(a)Analysis of Group insurance and reinsurance contract assets and liabilities
The table below provides an analysis of the portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group’s statement of financial position.

	Excluding JVs and associates $m						Including JVs and associates $m note (i)
	(Assets)		Liabilities		Net liabilities (assets)		(Assets)		Liabilities		Net liabilities (assets)
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
					note (ii)						note (ii)
As at 31 Dec 2025
Best estimate liabilities (BEL)	(5,326)	(2,575)	152,016	562	146,690	(2,013)	(5,610)	(2,817)	174,675	618	169,065	(2,199)
Risk adjustment for non-financial risk (RA)	894	(171)	1,906	(38)	2,800	(209)	909	(237)	2,223	(42)	3,132	(279)
Contractual service margin (CSM)	2,664	(660)	20,576	116	23,240	(544)	2,834	(510)	22,584	97	25,418	(413)
Insurance contract balances note C3.2	(1,768)	(3,406)	174,498	640	172,730	(2,766)	(1,867)	(3,564)	199,482	673	197,615	(2,891)
Assets for insurance acquisition cash flows	(48)	–	–	–	(48)	–	(48)	–	–	–	(48)	–
Insurance and reinsurance contract liabilities (assets)	(1,816)	(3,406)	174,498	640	172,682	(2,766)	(1,915)	(3,564)	199,482	673	197,567	(2,891)

As at 31 Dec 2024
Best estimate liabilities (BEL)	(4,566)	(2,624)	127,942	423	123,376	(2,201)	(4,799)	(2,783)	148,867	461	144,068	(2,322)
Risk adjustment for non-financial risk (RA)	791	(99)	1,655	(44)	2,446	(143)	803	(128)	1,940	(47)	2,743	(175)
Contractual service margin (CSM)	2,462	(667)	17,968	157	20,430	(510)	2,599	(645)	19,862	144	22,461	(501)
Insurance contract balances note C3.2	(1,313)	(3,390)	147,565	536	146,252	(2,854)	(1,397)	(3,556)	170,669	558	169,272	(2,998)
Assets for insurance acquisition cash flows	(32)	–	1	–	(31)	–	(32)	–	1	–	(31)	–
Insurance and reinsurance contract liabilities (assets)	(1,345)	(3,390)	147,566	536	146,221	(2,854)	(1,429)	(3,556)	170,670	558	169,241	(2,998)
Notes
(i)The Group’s investments in joint ventures and associates are accounted for using the equity method. The Group’s share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of Mainland China, India and Takaful business in Malaysia.
(ii)At 31 December 2025 and 2024, the Group’s exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.
(b)Adjusted total comprehensive equity

	Excluding JVs and associates	Group’s share related to JVs and associates	Including JVs and associates
	$m	$m	$m
As at 31 Dec 2025
Shareholders’ equity	17,354	2,763	20,117
CSM, net of reinsurance	22,696	2,309	25,005
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	871	–	871
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(1,072)	–	(1,072)
Shareholders’ CSM, net of reinsurance	22,495	2,309	24,804
Less: Related tax adjustments	(2,316)	(537)	(2,853)
Adjusted total comprehensive equity	37,533	4,535	42,068

As at 31 Dec 2024
Shareholders’ equity	15,080	2,412	17,492
CSM, net of reinsurance	19,920	2,040	21,960
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	789	–	789
Remove: CSM, net of reinsurance, attributable to non-controlling interests	(977)	–	(977)
Shareholders’ CSM, net of reinsurance	19,732	2,040	21,772
Less: Related tax adjustments	(2,134)	(470)	(2,604)
Adjusted total comprehensive equity	32,678	3,982	36,660

C3.2 Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group’s share of insurance and reinsurance contract assets and liabilities related to the life JVs and associates is set out below:

	Including JVs and associates
	2025 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Opening liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 1 Jan	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Changes that relate to future service
Changes in estimates that adjust the CSM	(1,960)	91	1,869	–	104	(46)	(58)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	14	6	–	20	(14)	–	–	(14)
New contracts in the year	(3,084)	350	2,777	43	(6)	(55)	58	(3)
	(5,030)	447	4,646	63	84	(101)	–	(17)
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,656)	(2,656)	–	–	102	102
Release of risk adjustment to profit or loss	–	(307)	–	(307)	–	24	–	24
Experience adjustments	(159)	–	–	(159)	148	–	–	148
	(159)	(307)	(2,656)	(3,122)	148	24	102	274
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(18)	(1)	–	(19)	(27)	(1)	–	(28)
Insurance service result	(5,207)	139	1,990	(3,078)	205	(78)	102	229

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	212	54	376	642	(121)	(9)	(28)	(158)
Other net finance (income) expense	15,204	100	(39)	15,265	332	(17)	(4)	311
	15,416	154	337	15,907	211	(26)	(32)	153
Total amount recognised in income statement	10,209	293	2,327	12,829	416	(104)	70	382
Effect of movements in exchange rates	3,681	96	630	4,407	(56)	–	18	(38)
Total amount recognised in comprehensive income	13,890	389	2,957	17,236	360	(104)	88	344

Cash flows
Premiums received net of ceding commissions paid	32,098	–	–	32,098	(1,445)	–	–	(1,445)
Insurance acquisition cash flows	(5,524)	–	–	(5,524)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(15,345)	–	–	(15,345)	1,208	–	–	1,208
Total cash flows	11,229	–	–	11,229	(237)	–	–	(237)

Other changes note (iii)	(122)	–	–	(122)	–	–	–	–

Closing assets	(5,610)	909	2,834	(1,867)	(2,817)	(237)	(510)	(3,564)
Closing liabilities	174,675	2,223	22,584	199,482	618	(42)	97	673
Net liabilities (assets) at 31 Dec	169,065	3,132	25,418	197,615	(2,199)	(279)	(413)	(2,891)

	Including JVs and associates
	2024 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net liabilities (assets) at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service
Changes in estimates that adjust the CSM	(57)	31	26	–	(473)	(225)	698	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	29	–	157	43	–	–	43
New contracts in the year	(2,894)	349	2,585	40	(4)	(8)	11	(1)
	(2,823)	409	2,611	197	(434)	(233)	709	42
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,511)	(2,511)	–	–	159	159
Release of risk adjustment to profit or loss	–	(287)	–	(287)	–	19	–	19
Experience adjustments	(114)	–	–	(114)	116	–	–	116
	(114)	(287)	(2,511)	(2,912)	116	19	159	294
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(73)	2	–	(71)	(30)	–	–	(30)
Insurance service result	(3,010)	124	100	(2,786)	(348)	(214)	868	306

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	243	56	350	649	(80)	(7)	(29)	(116)
Other net finance (income) expense	5,367	28	7	5,402	432	3	8	443
	5,610	84	357	6,051	352	(4)	(21)	327
Total amount recognised in income statement	2,600	208	457	3,265	4	(218)	847	633
Effect of movements in exchange rates	(2,003)	(44)	(348)	(2,395)	18	–	(8)	10
Total amount recognised in comprehensive income	597	164	109	870	22	(218)	839	643

Cash flows
Premiums received net of ceding commissions paid	27,990	–	–	27,990	(2,931)	–	–	(2,931)
Insurance acquisition cash flows	(5,226)	–	–	(5,226)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(14,694)	–	–	(14,694)	683	–	–	683
Total cash flows	8,070	–	–	8,070	(2,248)	–	–	(2,248)

Other changes note (iii)	(274)	(20)	–	(294)	(3)	–	–	(3)

Closing assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Closing liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 31 Dec	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Notes
(i)Accretion of interest includes interest on policy loans.
(ii)Including investment component.
(iii)Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

Contractual service margin
The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded.
(i)Insurance contracts – expected recognition of the CSM

	31 Dec 2025 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	2,295	213	2,508
After 1 year to 2 years	2,040	185	2,225
After 2 years to 3 years	1,835	160	1,995
After 3 years to 4 years	1,634	140	1,774
After 4 years to 5 years	1,471	124	1,595
After 5 years to 10 years	5,261	444	5,705
After 10 years to 15 years	3,424	303	3,727
After 15 years to 20 years	2,091	211	2,302
After 20 years	3,189	398	3,587
Total insurance CSM	23,240	2,178	25,418

	31 Dec 2024 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	2,092	214	2,306
After 1 year to 2 years	1,863	181	2,044
After 2 years to 3 years	1,666	156	1,822
After 3 years to 4 years	1,495	136	1,631
After 4 years to 5 years	1,323	119	1,442
After 5 years to 10 years	4,653	436	5,089
After 10 years to 15 years	2,988	278	3,266
After 15 years to 20 years	1,777	187	1,964
After 20 years	2,573	324	2,897
Total insurance CSM	20,430	2,031	22,461
(ii)Reinsurance contracts – expected recognition of the CSM

	31 Dec 2025 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	(65)	7	(58)
After 1 year to 2 years	(56)	7	(49)
After 2 years to 3 years	(50)	6	(44)
After 3 years to 4 years	(47)	6	(41)
After 4 years to 5 years	(43)	6	(37)
After 5 years to 10 years	(128)	23	(105)
After 10 years to 15 years	(58)	16	(42)
After 15 years to 20 years	(36)	20	(16)
After 20 years	(61)	40	(21)
Total reinsurance CSM	(544)	131	(413)

	31 Dec 2024 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	(55)	(4)	(59)
After 1 year to 2 years	(48)	2	(46)
After 2 years to 3 years	(45)	2	(43)
After 3 years to 4 years	(40)	2	(38)
After 4 years to 5 years	(37)	1	(36)
After 5 years to 10 years	(125)	5	(120)
After 10 years to 15 years	(64)	2	(62)
After 15 years to 20 years	(36)	1	(35)
After 20 years	(60)	(2)	(62)
Total reinsurance CSM	(510)	9	(501)
C4 Intangible assets
C4.1 Goodwill
Goodwill shown on the Consolidated statement of financial position represents amounts allocated to businesses in Asia in respect of both acquired asset management and life businesses.

	2025 $m	2024 $m
Carrying value at 1 Jan	848	896
Exchange differences	54	(7)
Reclassification as held for sale	–	(41)
Carrying value at 31 Dec	902	848
C4.2 Other intangible assets

	2025 $m			2024 $m
	Distribution rights	Other intangibles	Total	Distribution rights	Other intangibles	Total
	note (i)	note (ii)		note (i)	note (ii)
Balance at 1 Jan
Cost	5,762	570	6,332	5,585	537	6,122
Accumulated amortisation and other charges	(2,203)	(305)	(2,508)	(1,876)	(260)	(2,136)
	3,559	265	3,824	3,709	277	3,986
Additions	491	48	539	198	62	260
Amortisation and other charges	(389)	(62)	(451)	(331)	(58)	(389)
Disposals and transfers	–	(3)	(3)	(4)	(14)	(18)
Exchange differences and other movements	38	11	49	(13)	(2)	(15)
Balance at 31 Dec	3,699	259	3,958	3,559	265	3,824
Comprising:
Cost	6,302	624	6,926	5,762	570	6,332
Accumulated amortisation and other charges	(2,603)	(365)	(2,968)	(2,203)	(305)	(2,508)
Balance at 31 Dec	3,699	259	3,958	3,559	265	3,824
Notes
(i)Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)Included within other intangibles are software and licence fees.

C5 Borrowings
C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m	31 Dec 2024 $m
Subordinated debt
US$750m 4.875% notes	750	750
£435m 6.125% notes 2031	583	542
US$1,000m 2.95% notes 2033	998	997
SGD 600m 3.80% notes 2035 note (i)	464	–
Senior debt note (ii)
£250m 5.875% notes 2029	325	299
US$1,000m 3.125% notes 2030	992	990
US$350m 3.625% notes 2032	347	347
Total core structural borrowings of shareholder-financed businesses	4,459	3,925
Notes
(i)On 22 May 2025, Prudential Funding (Asia) plc, a wholly owned subsidiary of the Group, issued SGD 600 million 3.80 per cent subordinated debt maturing on 22 May 2035 with proceeds, net of costs, of US$462 million. Under IFRS 9, the Group has designated this SGD-denominated borrowing as a net investment hedge of the currency risk related to the Group’s investment in the Singapore business.
(ii)The senior debt ranks above subordinated debt in the event of liquidation.
C5.2 Operational borrowings

	31 Dec 2025 $m	31 Dec 2024 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	520	527
Lease liabilities under IFRS 16	310	257
Other borrowings	1	13
Total operational borrowings	831	797
C6 Risk and sensitivity analysis
The Group’s risk framework and the management of risks attaching to the Group’s consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report.
The financial and insurance assets and liabilities on the Group’s statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders’ equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group’s operations and how these are managed, are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group’s investments and liabilities.
The Group benefits from diversification achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group-level adjustments from diversification have been made.
Relevant correlation factors include:
–Correlation across geographic regions for both financial and non-financial risk factors; and
–Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.
The geographical diversity of the Group’s business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs from the US dollar, the Group’s presentation currency. Consistent with the Group’s accounting policies, the profits of these business units are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2025 and 2024, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group’s assets and liabilities from the above exposure, after reflecting the impact of the designated net investment hedge, is recorded as part of other comprehensive income and in 2025 represented a gain of $443 million (2024: loss of $(309) million), which corresponds to 3 per cent of opening shareholders’ equity (2024: 2 per cent). Additionally, note B1.1 ‘Segment results’ shows the Group’s segment and total profit for 2024 as if it had been prepared using the same exchange rates as 2025 (ie on a CER basis) giving an indication of how foreign exchange rates impact the Group’s profit or loss.

A 5 per cent decrease (weakening of the US dollar) or increase (strengthening of the US dollar) in these rates would have increased or decreased profit for the year and shareholders’ equity of the Group respectively as follows:

	31 Dec 2025 $m		31 Dec 2024 $m
Change in local currency to $ exchange rates	Decrease of 5%	Increase of 5%	Decrease of 5%	Increase of 5%
Profit after tax for the year	123	(111)	102	(92)
Shareholders’ equity	747	(676)	624	(565)
The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group’s undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.
C6.1 Sensitivity to key market risks
The table below shows the sensitivity of the Group's profit after tax, shareholders’ equity and CSM as at 31 December 2025 and 2024 to the following market risks:
–1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates in isolation and subject to a floor of zero; and
–Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.
The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.
The sensitivity of the Group’s results to market risks primarily arises from the Group’s insurance businesses.
The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition, there will be impacts from other shareholder assets that back IFRS shareholders’ equity rather than insurance contract liabilities. The vast majority of the Group’s investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group’s liabilities.
For VFA contracts (which include the majority of the Group’s participating and unit-linked contracts but not all ), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders’ equity. There will, however, be an impact on profit and shareholders’ equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.
For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.
For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group’s accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).
The income statement volatilities stated above lead to a volatility in the shareholders’ equity to the same extent.
For the Group’s asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.
In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring’s profit will therefore have some direct exposure to the market movements of these investments.
At 31 December 2025 and 2024, the Group’s central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group’s treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations hold some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	2025 $m	2024 $m
Profit after tax for the year for the Group	4,119	2,415
Group shareholders’ equity as at 31 Dec	20,117	17,492
CSM as at 31 Dec including JVs and associates	25,005	21,960

	31 Dec 2025 $m		31 Dec 2024 $m
Interest rates and consequential effects	-0.5%	+1%	-0.5%	+1%
Increase (decrease) to shareholders’ equity:
Financial assets note	8,805	(15,413)	7,690	(13,462)
Net insurance contract liabilities (including CSM) note	(8,169)	14,000	(7,324)	12,474
Net effect on shareholders' equity	568	(1,222)	348	(878)
Increase (decrease) to profit after tax:
Net effect on profit after tax	609	(1,299)	380	(940)
Increase (decrease) to CSM liability:
CSM note	390	(1,069)	395	(975)

	31 Dec 2025 $m		31 Dec 2024 $m
Equity/property market values	-20%	+10%	-20%	+10%
Increase (decrease) to shareholders’ equity:
Financial assets note	(16,935)	8,374	(14,133)	7,075
Net insurance contract liabilities (including CSM) note	15,802	(7,855)	13,132	(6,628)
Net effect on shareholders' equity	(756)	341	(689)	302
Increase (decrease) to profit after tax:
Net effect on profit after tax	(817)	370	(738)	325
Increase (decrease) to CSM liability:
CSM note	(1,937)	917	(1,479)	651
Note
The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the Consolidated statement of financial position, together with the Group’s share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group’s results.
The sensitivity of the Group’s businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.
The Group uses the segment measure 'adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group’s insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria where gains and losses can be shared across cohorts discussed in note B1.2. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.
The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1.0 per cent in interest rates were $(45) million and $25 million (2024: $(48) million and $21 million), respectively.
The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values were $(237) million and $99 million (2024: $(201) million and $85 million), respectively.
C6.2 Sensitivity to insurance risks
For insurance operations, adverse persistency experience can impact the overall IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements or increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The effects of these management actions have not been factored into the sensitivities below.
In addition, many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.
Changes to the assumed levels of persistency, mortality, morbidity and expenses from that when the contract is first recognised will impact the overall profitability of the insurance contract. These risks are managed on a portfolio basis and reinsurance can be used to mitigate the risk the Group has. In particular for certain medical contracts, product repricing is a key management action that is embedded in the process to mitigate morbidity risk. A degree of medical product repricing is assumed to have been undertaken in the mortality and morbidity sensitivity results shown in the table below.

In terms of the impact on the Group’s financial results, changes to shareholders’ equity or profit or loss will occur over the life of the contract, as changes to future cash flows from altered assumptions are recognised as an increase or decrease of CSM (except for onerous contracts), which is then amortised to profit and loss (and hence shareholders’ equity) over time.
The table below shows how the shareholders’ equity and CSM would have increased or decreased if changes in the future assumptions in insurance risk that were reasonably possible at the reporting date had occurred. This analysis presents the sensitivities both before and after risk mitigation by reinsurance and assumes that the other variables remain constant.

	2025 $m
	Net effect on shareholders’ equity and profit after tax attributable to equity holders		Net effect on CSM
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(77)	(75)	(487)	(489)
Lapse rates – 10% increase	(152)	(110)	(1,620)	(1,775)
Mortality and morbidity – 5% increase	(115)	(105)	(813)	(341)

	2024 $m
	Net effect on shareholders’ equity and profit after tax attributable to equity holders		Net effect on CSM
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(73)	(72)	(422)	(424)
Lapse rates – 10% increase	(97)	(72)	(1,435)	(1,593)
Mortality and morbidity – 5% increase	(110)	(108)	(689)	(269)
The pre-tax adjusted operating profit impacts, net of reinsurance, for a 10 per cent increase in maintenance expenses, a 10 per cent increase in lapse rates and a 5 per cent increase in mortality and morbidity were $(67) million, $(115) million and $(94) million (2024: $(67) million, $(105) million and $(97) million), respectively.
A 10 per cent decrease in the maintenance expense and lapse rate assumptions would have a broadly similar opposite effect on profit and shareholders’ equity to the sensitivities shown above. The effect from a 5 per cent decrease in mortality and morbidity assumptions is dependent on the degree of product repricing assumed to have been undertaken.
C7 Tax assets and liabilities
C7.1 Current tax
At 31 December 2025, of the $77 million (31 December 2024: $31 million) current tax recoverable, the majority is expected to be recovered within 12 months of the reporting period.
At 31 December 2025, the current tax liability of $273 million (31 December 2024: $238 million) includes $77 million (31 December 2024: $95 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.
C7.2 Deferred tax
The statement of financial position contains deferred tax assets of $119 million (31 December 2024: $142 million) and deferred tax liabilities of $1,830 million (31 December 2024: $1,514 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2025 $m
	Net deferred tax liabilities (assets) at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax liabilities (assets) at 31 Dec
Unrealised losses or gains on investments	148	71	6	225
Balances relating to insurance and reinsurance contracts	1,408	190	78	1,676
Short-term temporary differences	(60)	22	–	(38)
Unused tax losses	(124)	(20)	(8)	(152)
Net deferred tax liabilities	1,372	263	76	1,711

	2024 $m
	Net deferred tax liabilities (assets) at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax liabilities (assets) at 31 Dec
Unrealised losses or gains on investments	129	32	(13)	148
Balances relating to insurance and reinsurance contracts	1,170	260	(22)	1,408
Short-term temporary differences	(94)	28	6	(60)
Unused tax losses	(111)	(17)	4	(124)
Net deferred tax liabilities	1,094	303	(25)	1,372
At 31 December 2025, the Group has applied the mandatory exemption from recognising and disclosing information on deferred tax assets and liabilities in respect of Pillar Two income taxes as required by IAS 12 ‘Income Taxes’.
C8 Share capital, share premium and own shares

	2025			2024
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m
Balance at 1 Jan	2,657,521,888	176	5,009	2,753,520,756	183	5,009
Shares issued under share-based schemes	5,162	–	2	758,708	–	–
Shares issued under scrip dividends	2,197,669	–	–	2,813,929	–	–
Shares cancelled on repurchases/buybacks	(111,510,940)	(7)	–	(99,571,505)	(7)	–
Balance at 31 Dec	2,548,213,779	169	5,011	2,657,521,888	176	5,009
Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for	from (in pence)	to (in pence)	Exercisable by year
31 Dec 2025	1,529,193	520p	1,202p	2031
31 Dec 2024	1,660,096	520p	1,202p	2030
Transactions by Prudential plc and its subsidiaries in Prudential plc shares
(a)Purchases by employee share scheme trusts
The Group buys and sells Prudential plc shares (‘own shares’) in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.
During the year, a total of 8.4 million shares (2024: 10.0 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares, was $101.1 million (2024: $96.8 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange. At 31 December 2025, 16.6 million (31 December 2024: 14.9 million) Prudential plc shares were held in the trusts.
(b)Share repurchase/buyback programmes by the Company
The Company made the following purchases during the years shown:

	2025 $m	2024 $m
Share repurchases to neutralise share scheme issuances	–	48
Share repurchases to neutralise impact of scrip dividend	33	23
Share buyback programme to return capital to shareholders (excluding costs)	1,211	785
Total cash paid on repurchases and buybacks (excluding costs)	1,244	856
Costs associated with buyback	8	4
Redemption liability/release associated with buyback	(18)	18
Total cost recognised in retained earnings on share repurchases and buybacks	1,234	878

The table below shows the details of the purchases on a monthly basis during 2025. The cost in USD shown has been calculated from the share prices in pounds sterling using the daily spot rate on which those shares were purchased.

		Share price
	Number of shares	Low £	High £	Cost $
January	14,027,963	5.96	6.94	109,413,773
February	11,016,784	6.54	7.44	95,544,892
March	8,650,128	7.13	8.46	85,272,071
April	17,449,798	6.88	8.43	170,975,804
May	8,643,151	7.87	8.86	97,762,906
June	12,643,798	8.38	9.39	152,102,793
July	7,382,557	8.96	9.68	92,009,220
August	6,105,457	9.34	10.09	79,993,894
September	6,282,320	9.56	10.59	86,067,429
October	6,632,794	9.71	10.74	91,145,576
November	5,645,846	10.30	11.08	79,336,077
December	7,030,344	10.69	11.51	104,361,333
Total	111,510,940			1,243,985,768
On 23 June 2024, the Company announced a $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders. The first tranche of $700 million was completed on 15 November 2024, followed by the second tranche of $800 million completed on 26 June 2025. The third and final tranche of $500 million was completed on 23 December 2025. On 6 January 2026, the Company announced the launch of a new $1.2 billion share buyback programme as described in note D3.
As at 31 December 2025, 201.4 million ordinary shares in aggregate have been repurchased under the $2 billion share buyback programme for a total consideration of $1,996 million excluding costs. In 2025, 109.3 million ordinary shares were purchased for a total consideration of $1,211 million, excluding costs of $8 million.
In December 2025, the Company completed a share buyback programme to offset dilution from the issue of shares under its scrip dividend alternative. The Company repurchased 2.2 million ordinary shares in aggregate for a total consideration of $33 million.
All of these share purchases were made on the London Stock Exchange, their associates, and/or other regulated exchanges in the UK and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in 2025 was $7 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.
Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2025.

D Other information
D1 Contingencies and related obligations
The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.
D2 Ownership interest in Prudential Assurance Malaysia Berhad
Settlement reached in Malaysian dividend dispute
On 31 July 2025, Prudential announced that it has reached a full and final settlement regarding a dividend claim made by Detik Ria Sdn Bhd ('Detik Ria'), the 49 per cent shareholder in Sri Han Suria Sdn Bhd ('SHS'), the holding company of Prudential Assurance Malaysia Berhad ('PAMB').
Detik Ria had initiated legal proceedings against Prudential in April 2025 regarding dividends for the equivalent of approximately $830 million plus interest at a rate of 5 per cent. As a result of the settlement, the equivalent of $83 million was paid to Detik Ria by way of a dividend from SHS, which was paid out of existing resources. In addition, Prudential has waived the equivalent of $33 million which was owed by Detik Ria to one of Prudential’s subsidiaries as a result of the Federal Court decision disclosed in the Group’s consolidated financial statements for the year ended 31 December 2024.
All proceedings in respect of the dispute have been withdrawn. The settlement also provides for a mutual release of all liability from all ongoing claims and parties have agreed not to raise new claims for historic matters. It is governed by the laws of England and Wales and subject to Singapore arbitration.
In aggregate, the effect of the settlement was a small increment to the Group’s shareholder equity, which has been reflected in these consolidated financial statements.
Increase in ownership interest in January 2026
On 22 January 2026, the Company announced that Prudential Corporation Holdings Limited, a wholly-owned subsidiary of the Group, had signed an agreement to acquire a further 19 per cent of Sri Han Suria Sdn. Bhd. (SHS), the holding company that owns Prudential Assurance Malaysia Berhad (PAMB) from Detik Ria Sdn. Bhd. (Detik Ria) for RM1.52 billion (approximately $375 million using the exchange rate on 21 January 2026 midday (Hong Kong time). The transaction was completed on 30 January 2026. PAMB is the Group’s conventional life insurance business in Malaysia. This transaction, which has been approved by Bank Negara Malaysia, increases the Group’s stake in SHS from 51 per cent to 70 per cent.
The Group will continue to consolidate the business of PAMB as a subsidiary controlled by the Group. Further, the Group’s operating performance metrics continue to be presented before the effect of non-controlling interests in line with the Group’s policy. The proportion of profit after tax and equity of the conventional life insurance business in Malaysia attributed to non-controlling interests in the 2026 consolidated financial statements will reflect a reduction in Detik Ria’s non-controlling interest in SHS from 49 per cent to 30 per cent.
D3 Post balance sheet events
Dividends
The 2025 second interim dividend approved by the Board of Directors after 31 December 2025 is described in note B4.
$1.2 billion share buyback programme
On 6 January 2026, the Company announced the commencement of a new share buyback programme up to a maximum aggregate amount of $1.2 billion to reduce the issued share capital of the Company in order to return capital to shareholders comprising $500 million of recurring capital returns and $700 million of net proceeds from the IPO of ICICI Prudential Asset Management Company Limited. The balance of the net proceeds from the IPO will be returned to shareholders during 2027. It is intended that the announced buyback programme will be completed by no later than 18 December 2026.
Increase in ownership interest in Prudential Assurance Malaysia Berhad
The Group signed an agreement on 22 January 2026 to acquire a further 19 per cent interest in the conventional life insurance business in Malaysia, as described in note D2.

Traditional Embedded Value (TEV) basis results

Basis of preparation
In addition to IFRS reporting, Prudential has, from the first quarter of 2025, chosen to prepare a set of supplementary results on a Traditional Embedded Value (TEV) basis. The results have been determined in accordance with the methodology and assumptions set out in notes 6 and 7. All results are stated net of tax and converted using actual exchange rates (AER) unless otherwise stated. AER are actual historical exchange rates for the relevant accounting period. Constant exchange rates (CER) results are calculated by translating prior year results using current year foreign currency exchange rates, ie current year average rates for the income statement and current year closing rates for the balance sheet.
TEV results are prepared on a supplementary basis to the Group’s IFRS results. TEV is a way of measuring the current value to shareholders of the future profits from the life businesses (considering only policies that are in-force at the balance sheet date) using a set of actuarial assumptions and after making an allowance for the aggregate risks of that business, plus total net worth. It also includes a provision for future unallocated central corporate expenditure. The value of future new business is excluded from the embedded value. This compares with IFRS profit for insurance contracts which largely reflects the level of services provided for a given period. Under IFRS, unearned future profits expected on those same insurance contracts are contained in a separate liability called the CSM. These future IFRS profits have been derived on a risk neutral basis (including an illiquidity premium), without allowing for the real-world investment returns that will be earned on the assets held. In contrast, TEV reflects all future profits, with no equivalent liability to the CSM, but values those profits on a risk-adjusted real-world basis, allowing for the future investment returns that are expected to be earned by the assets held. TEV also uses a higher discount rate that allows for the uncertainties in these cash flows. IFRS is updated annually for current interest rates and other economic assumptions whereas TEV makes use of longer-term investment returns as described in note 6. For the purposes of preparing TEV results, insurance joint ventures and associates are included at the Group’s proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the TEV results at the Group’s proportionate share of IFRS shareholders’ equity, with central Group debt shown on a market value basis. Further information is contained in note 4 and note 5.
The Directors are responsible for the preparation of the supplementary information in accordance with the stated methodology and assumptions above (as detailed in notes 6 and 7). In preparing the supplementary TEV basis results, the Directors have satisfied themselves that the Group remains a going concern. Further information is provided in note A to the IFRS consolidated financial statements.

TEV results highlights

2025	2024
AER	CER
$m	$m	% change	$m	% change
New business profit (NBP) note (i)	2,782	2,464	13%	2,495	12%
Annual premium equivalent (APE) sales note (i)	6,661	6,202	7%	6,289	6%
New business margin on APE (%)	42%	40%	2ppts	40%	2ppts
Present value of new business premiums (PVNBP) note (i)	31,925	29,034	10%	29,400	9%

Operating free surplus generated from in-force insurance and asset management businesses notes (i)(ii)	3,059	2,666	15%	2,671	15%
Free surplus excluding distribution rights and other intangibles	9,408	8,604	9%	8,802	7%
Free surplus ratio (%) note (iii)	221%	234%	(13)	ppts	234%	(13)	ppts

TEV operating profit notes (i)(iv)	4,752	4,095	16%	4,142	15%
Operating return on Group TEV (%) note (v)	15%	14%	1ppts

Closing Group TEV equity note (vi)	37,803	34,267	10%	34,933	8%
Closing Group TEV equity per share (in cents) note (vi)	1,483¢	1,289¢	15%	1,314	¢	13%
Closing Group TEV (ie excluding goodwill attributable to equity holders) per share (in cents) note (vi)	1,453¢	1,262¢	15%	1,285	¢	13%
Notes
(i)New business and operating results are presented before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document, unless stated otherwise.
(ii)Stated before restructuring costs, centrally incurred costs and eliminations.
(iii)Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and TEV required capital, divided by TEV required capital.
(iv)TEV operating profit is stated after restructuring costs, centrally incurred costs and eliminations.
(v)Operating return on Group TEV is calculated as TEV operating profit for the year, after non-controlling interests, as a percentage of opening Group TEV, excluding distribution rights and other intangibles. Operating profit and Group TEV are net of non-controlling interests. By definition Group TEV excludes goodwill.
(vi)Stated net of non-controlling interests.

Movement in Group TEV equity

		2025 $m			2024 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
New business profit	1	2,842	(60)	2,782	2,464
Profit from in-force business	2	2,284	–	2,284	1,967
Insurance business		5,126	(60)	5,066	4,431
Asset management business		305	–	305	275
Operating profit (loss) from insurance and asset management businesses		5,431	(60)	5,371	4,706
Change in allowance for corporate expenditure and other central costs incurred in the year	4	–	(454)	(454)	(414)
Operating profit (loss) before restructuring costs		5,431	(514)	4,917	4,292
Restructuring costs		(43)	(122)	(165)	(197)
Operating profit (loss) for the year		5,388	(636)	4,752	4,095
Non-operating results note (i)		283	(364)	(81)	(566)
Profit (loss) for the year		5,671	(1,000)	4,671	3,529
Non-controlling interests' share of profit		(120)	–	(120)	(85)
Profit (loss) for the year attributable to equity holders of the Company		5,551	(1,000)	4,551	3,444
Intra-group dividends and investment in operations note (ii)		(2,236)	2,236	–	–
Dividends, net of scrip dividends		–	(594)	(594)	(552)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		–	–	–	(1,375)
Share repurchases/buybacks note (iii)		–	(1,234)	(1,234)	(878)
Foreign exchange movements		787	(6)	781	(526)
Other equity movements note (iv)		(1,172)	1,204	32	(17)
Net increase in Group TEV equity		2,930	606	3,536	96
Group TEV equity at beginning of year		34,688	(421)	34,267	34,171
Group TEV equity at end of year		37,618	185	37,803	34,267

Contribution to Group TEV equity at end of year:
Insurance business	2	36,186	–	36,186	33,261
Asset management and other	4	653	2,271	2,924	2,348
Provision for future central corporate expenditure		–	(2,086)	(2,086)	(2,078)
Group TEV		36,839	185	37,024	33,531
Goodwill attributable to equity holders		779	–	779	736
Group TEV equity at end of year		37,618	185	37,803	34,267

2025
Group TEV equity per share (in cents) note (v)	Insurance and asset management operations	Other (central) operations	Group total
At end of year
Based on Group TEV (ie excluding goodwill attributable to equity holders)	1,446¢	7¢	1,453¢
Based on Group TEV equity at end of year	1,476¢	7¢	1,483¢
At beginning of year
Based on Group TEV (ie excluding goodwill attributable to equity holders)	1,278¢	(16)¢	1,262¢
Based on Group TEV equity at beginning of year	1,305¢	(16)¢	1,289¢

	2025	2024
TEV basis basic earnings per share (in cents) note (vi)	Basic earnings per share	Basic earnings per share
Based on operating profit	178.5¢	146.2¢
Based on profit for the year	176.4¢	126.9¢
Notes
(i)The classification of the TEV profit or loss between operating and non-operating results is described in note 6.2. In 2025, the non-operating results of the Group include the gain arising from the sale of a portion of the Group's interest in ICICI Prudential Asset Management Company Limited during the company's IPO. The non-operating results for the insurance business operations is discussed further in note 2(d).
(ii)Intra-group dividends represent dividends that have been paid in the year. Investment in operations reflects movements in share capital.
(iii)Further details on the share buyback/repurchase by the Company are provided in note C8 of IFRS consolidated financial statements.
(iv)Other movements include reserve movements in respect of intra-group transfers between operations that have no overall effect on the Group’s shareholders’ equity, transactions relating to non-controlling interests, share-based payments, treasury shares, and new share capital subscribed.
(v)Based on the number of issued shares at 31 December 2025 of 2,548 million shares (31 December 2024: 2,658 million shares).
(vi)Based on weighted average number of issued shares in 2025 of 2,580 million shares (31 December 2024: 2,715 million shares), excluding those held in employee share trusts.

Movement in Group free surplus
Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based on (with adjustments as discussed below) the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the year. For insurance business, free surplus is generally based on (with adjustments including recognition of certain intangibles and other assets that may be inadmissible on a regulatory basis) the excess of the regulatory basis net assets (TEV total net worth) over the TEV capital required to support the covered business. Adjustments are also made to enable free surplus to be a better measure of shareholders' resources available for distribution. For shareholder-backed businesses, the level of TEV required capital has generally been based on the Group Prescribed Capital Requirements (GPCR) used in our GWS (Group-wide Supervision) as explained in note 6.1(e).
For asset management and other non-insurance business operations (including the Group's central operations), free surplus is taken to be IFRS shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime.

		2025 $m			2024 $m
	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
Expected transfer from in-force business		2,731	–	2,731	2,391
Expected return on existing free surplus		298	–	298	288
Changes in operating assumptions and experience variances		(275)	–	(275)	(288)
Operating free surplus generated from in-force insurance business	2	2,754	–	2,754	2,391
Asset management business		305	–	305	275
Operating free surplus generated from in-force insurance and asset management businesses		3,059	–	3,059	2,666
Investment in new business note (i)	2	(713)	(60)	(773)	(744)
		2,346	(60)	2,286	1,922
Other expenditure		–	(446)	(446)	(361)
Restructuring costs		(43)	(122)	(165)	(197)
Operating free surplus generated		2,303	(628)	1,675	1,364
Non-operating free surplus generated note (ii)		657	(204)	453	323
Free surplus generated for the year		2,960	(832)	2,128	1,687
Non-controlling interests' share of free surplus generated		(23)	–	(23)	(33)
Free surplus generated for the year attributable to equity holders of the Company		2,937	(832)	2,105	1,654
Net cash flows paid to parent company note (iii)		(2,137)	2,137	–	–
Dividends, net of scrip dividends		–	(594)	(594)	(552)
Share repurchases/buybacks		–	(1,234)	(1,234)	(878)
Issuance of subordinated debt, net of costs		–	462	462	–
Foreign exchange movements		174	(3)	171	(141)
Other equity movements		(1,271)	1,303	32	(19)
Net (decrease) increase in free surplus		(297)	1,239	942	64
Balance at beginning of year		7,302	5,056	12,358	12,455
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024		–	–	–	(161)
Balance at end of year		7,005	6,295	13,300	12,358

Representing:
Free surplus excluding distribution rights and other intangibles		5,909	3,499	9,408	8,604
Distribution rights and other intangibles		1,096	2,796	3,892	3,754
Balance at end of year		7,005	6,295	13,300	12,358

		2025 $m			2024 $m
Contribution to Group free surplus at end of year:	Note	Insurance and asset management operations	Other (central) operations	Group total	Group total
Insurance business	2	6,352	–	6,352	6,611
Asset management and other businesses		653	6,295	6,948	5,747
Total at end of year		7,005	6,295	13,300	12,358
Notes
(i)Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(ii)Non-operating free surplus generated for other (central) operations represents the post-tax IFRS basis short-term fluctuations in investment returns, the movement in the mark-to-market value adjustment on core structural borrowings that did not meet the qualifying conditions as set out in the Insurance (Group Capital) Rules and the gain or loss on corporate transactions, if any, undertaken in the period.
(iii)Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in Group TEV equity primarily relates to intra-group loans, foreign exchange movements, timing differences and other non-cash items.

Notes on the TEV basis results
1 Analysis of new business profit and TEV for insurance business operations
Throughout this section we would note the following:
(i)New business in Mainland China is included at Prudential's 50 per cent interest in the life joint venture;
(ii)Within Growth markets and other, new business in India is included at Prudential's 22 per cent interest in the associate; and
(iii)The Malaysia segment contains 100 per cent of the Conventional business and the Group’s share of the Takaful joint venture.
APE sales are an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and are not intended to be, reflective of revenue recorded in the Group IFRS condensed consolidated income statement.

	2025
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	1,221	2,221	11,738	55%	10%	14,460
Indonesia	118	258	1,055	46%	11%	1,350
Mainland China (Prudential’s share)	282	621	2,122	45%	13%	3,238
Malaysia	118	436	1,863	27%	6%	3,861
Singapore	436	938	6,145	46%	7%	7,102
Growth markets and other	667	2,187	9,002	30%	7%	7,842
Non-controlling interests' share of embedded value						(1,667)
Total insurance business	2,842	6,661	31,925	43%	9%	36,186
Less central costs allocated to new business	(60)
Total Group insurance business	2,782	6,661	31,925	42%	9%

	2024 AER
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	1,091	2,063	10,865	53%	10%	13,876
Indonesia	110	262	1,068	42%	10%	1,256
Mainland China (Prudential’s share)	221	464	1,530	48%	14%	2,860
Malaysia	105	406	1,731	26%	6%	3,254
Singapore	419	870	5,442	48%	8%	6,264
Growth markets and other	580	2,137	8,398	27%	7%	7,336
Non-controlling interests' share of embedded value						(1,585)
Total insurance business	2,526	6,202	29,034	41%	9%	33,261
Less central costs allocated to new business	(62)
Total Group insurance business	2,464	6,202	29,034	40%	8%

	2024 CER
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin on APE	New business margin on PVNBP	Closing TEV
	$m	$m	$m	%	%	$m
Hong Kong	1,092	2,065	10,875	53%	10%	13,848
Indonesia	106	252	1,028	42%	10%	1,212
Mainland China (Prudential’s share)	222	464	1,532	48%	14%	2,987
Malaysia	112	434	1,850	26%	6%	3,586
Singapore	429	890	5,566	48%	8%	6,645
Growth markets and other	596	2,184	8,549	27%	7%	7,466
Non-controlling interests' share of embedded value						(1,746)
Total insurance business	2,557	6,289	29,400	41%	9%	33,998
Less central costs allocated to new business	(62)
Total Group insurance business	2,495	6,289	29,400	40%	8%

(a)Analysis of new business profit margin by quarter
New business profit (NBP), annual premium equivalent sales (APE) and new business margin can be analysed by quarter as follows:

	2025			2024 AER			2024 CER
	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE	NBP post central costs	APE	New business margin on APE
	$m	$m	%	$m	$m	%	$m	$m	%
Q1	608	1,677	36%	545	1,625	34%	543	1,609	34%
Q2	652	1,610	40%	576	1,488	39%	588	1,526	39%
Q3	705	1,716	41%	616	1,527	40%	626	1,564	40%
Q4	818	1,659	49%	730	1,566	47%	740	1,590	47%
Foreign exchange adjustment	(1)	(1)	n/a	(3)	(4)	n/a	(2)	–	n/a
Total	2,782	6,661	42%	2,464	6,202	40%	2,495	6,289	40%
The above table shows NBP, APE sales and new business margin for each discrete quarter of 2025 and 2024. Each quarter is prepared based on economic assumptions at the start of each year (including the long-term economic assumptions as set out in note 7.1) and operating assumptions at the start of each quarter. Each quarter is shown on the basis of average exchange rates for the period concerned. The adjustment at the end of the year (where applicable) is to move new business profit to be based on the average exchange rates for the year in line with how the full year TEV basis results have been prepared.
(b)Movement in new business profit
The movement in new business profit from insurance business operations is analysed as follows:

$m
2024 new business profit (AER)	2,464
Foreign exchange movements	31
2024 new business profit (CER)	2,495
Sales volume	147
Business mix, product mix and other items	140
2025 new business profit	2,782
NBP reflects the value of expected future profits from the new business sold in the year and is a measure used by Prudential to assess profitability of the new business written. Explanations of changes in NBP are contained in the Group Strategic and operating review. Information on the Group’s operating experience variances on the in-force business is shown in note 2.
(c)Insurance new business

	Single premiums		Regular premiums		APE
	2025 $m	2024 $m	2025 $m	2024 $m	2025 $m	2024 $m
Hong Kong	803	398	2,141	2,024	2,221	2,063
Indonesia	273	266	231	235	258	262
Mainland China	537	162	568	447	621	464
Malaysia	109	95	425	397	436	406
Singapore	2,494	1,404	689	730	938	870
Growth markets and other	597	628	2,126	2,074	2,187	2,137
Total	4,813	2,953	6,180	5,907	6,661	6,202

2 Analysis of movement in net worth and value of in-force insurance business operations

	2025 $m					2024 $m
	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value
				note (b)	note (a)	note (a)
Balance at beginning of year	6,611	6,410	13,021	20,240	33,261	32,474
New business contribution note (b)	(713)	886	173	2,669	2,842	2,526
Existing business – transfer to net worth	2,731	(286)	2,445	(2,445)	–	–
Expected return on existing business	298	291	589	1,958	2,547	2,366
Changes in operating assumptions, experience variances and other items note (c)	(275)	97	(178)	(85)	(263)	(399)
In-force business	2,754	102	2,856	(572)	2,284	1,967
Operating profit before restructuring costs	2,041	988	3,029	2,097	5,126	4,493
Restructuring costs	(20)	–	(20)	–	(20)	(21)
Operating profit	2,021	988	3,009	2,097	5,106	4,472
Non-operating result note (d)	(699)	429	(270)	(805)	(1,075)	(708)
Profit for the year	1,322	1,417	2,739	1,292	4,031	3,764
Non-controlling interests' share of profit	(15)	(14)	(29)	(83)	(112)	(94)
Profit for the year attributable to equity holders of the Company	1,307	1,403	2,710	1,209	3,919	3,670
Foreign exchange movements	160	63	223	509	732	(468)
Intra-group dividends and investment in operations	(2,023)	(115)	(2,138)	115	(2,023)	(1,177)
Adjustment to non-controlling interest for Malaysia conventional life business on 1 Jan 2024	–	–	–	–	–	(1,404)
Other equity movements note (e)	297	–	297	–	297	166
Balance at end of year	6,352	7,761	14,113	22,073	36,186	33,261
(a)Total embedded value
The total embedded value for insurance business operations at the end of each year, excluding goodwill attributable to equity holders, can be analysed further as follows:

	31 Dec 2025 $m	31 Dec 2024 $m
Free surplus	6,352	6,611
Required capital	7,761	6,410
Net worth	14,113	13,021
Value of in-force business before deduction of cost of capital	23,094	21,308
Cost of capital	(1,021)	(1,068)
Net value of in-force business	22,073	20,240
Embedded value	36,186	33,261
(b)Value of in-force business and new business profit split by product type
The value of in-force business (VIF) and new business profit (NBP) are analysed by product type as follows:

	2025%		2024%
Product	VIF	NBP	VIF	NBP
Health & protection	46	36	46	40
Participating (Shareholder-backed)	7	28	5	29
Participating	28	15	29	11
Non-participating	5	14	5	15
Linked	14	7	15	5
Total	100	100	100	100
(c)Changes in operating assumptions, experience variances and other items
Overall, the total impact of operating assumption changes, experience variances and other items in 2025 is $(263) million (2024: $(399) million), comprising changes in operating assumptions of $8 million (2024: $(45) million) and experience variances and other items of $(271) million (2024: $(354) million). Included in the $(271) million is $(230) million (2024: $(175) million) that was invested in building capabilities in the period.

(d)Non-operating results
The non-operating result each period comprises short-term fluctuations caused by changes in interest rates and other market movements, the effect of changes in economic assumptions and the impact of corporate transactions undertaken, if any, in the period.
The 2025 non-operating result largely reflects the impact of a reduction in interest rates across many of our Asian markets with a consequential reduction in the investment return assumptions (which trend from current to long-term assumptions over time) with no change in the long-term discount rate to offset. It also reflects derisking activity in Mainland China. The 2024 non-operating result reflected interest rate rises in many Asian markets offset by the effects of a reduction in the long-term risk-free rate for Mainland China by 50 bps (which impacted fund earned rates and the risk discount rate).
(e)Other equity movements
Other equity movements include reserve movements in respect of intra-group transfers between operations that have no overall effect on the Group’s TEV equity and transactions relating to non-controlling interests.
3 Sensitivity of results for insurance business operations to alternative assumptions
(a)Sensitivity analysis – economic assumptions
The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to:
–1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates impacting both long-term and current interest rates used in determining TEV values. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates;
–1 per cent fall in equity and property yields and risk discount rates;
–1 per cent and 2 per cent increases in the risk discount rates via a change to the risk premium;
–For embedded value only, 20 per cent fall in the market value of equity and property assets (with no impact on assumed investment returns); and
–5 per cent increase and decrease in foreign exchange rates.
The sensitivities shown below are for the impact of instantaneous changes on the embedded value of insurance business operations and include the combined effect on the value of in-force business and net assets (including derivatives within the insurance operations) held at the valuation dates indicated. The results only allow for limited management actions, such as repricing and changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non-linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.
The sensitivities shown below are for illustrative purposes and, in reality, the impacts may be different. In the event that the illustrated changes in market conditions occur, the effect would be captured in non-operating results. For in-force business, the impact of the market sensitivities below is calculated by reference to end of year economic assumptions, whereas new business impacts are with reference to beginning of year economic assumptions.

New business profit from insurance business	2025 $m	2024 $m
Base value (before central costs)	2,842	2,526
Impact from alternative economic assumptions:
Interest rates – 2% increase	(78)	(59)
Interest rates – 1% increase	(49)	(28)
Interest rates – 0.5% decrease	31	17
Equity and property returns and risk discount rates – 1% decrease	355	283
Risk discount rates – 2% increase	(634)	(565)
Risk discount rates – 1% increase	(352)	(311)
Foreign exchange rates – 5% increase	(77)	(68)
Foreign exchange rates – 5% decrease	85	75
New business profit sensitivities vary with changes in business mix and APE sales volumes.

Embedded value of insurance business	31 Dec 2025 $m	31 Dec 2024 $m
Base value*	36,186	33,261
Impact from alternative economic assumptions:
Interest rates – 2% increase	(4,225)	(3,294)
Interest rates – 1% increase	(2,234)	(1,682)
Interest rates – 0.5% decrease	1,303	971
Equity/property market values – 20% fall	(1,852)	(1,684)
Equity and property returns and risk discount rates – 1% decrease	2,136	1,914
Risk discount rates – 2% increase	(4,989)	(4,778)
Risk discount rates – 1% increase	(2,757)	(2,637)
Foreign exchange rates – 5% increase	(1,050)	(921)
Foreign exchange rates – 5% decrease	1,160	1,018
*Embedded value sensitivities include Africa operations at base value. In the context of the Group, Africa’s results are not materially impacted by the above sensitivities.
In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and, therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown.
(b)Sensitivity analysis – non-economic assumptions
The tables below show the sensitivity of the new business profit and the embedded value for insurance business operations to the following changes to the relevant operating assumptions:
–10 per cent proportionate decrease in maintenance expenses (for example, a 10 per cent sensitivity on a base assumption of $10 per annum would represent an expense assumption of $9 per annum);
–10 per cent proportionate decrease in lapse rates (for example, a 10 per cent sensitivity on a base assumption of 5.0 per cent would represent a lapse rate of 4.5 per cent per annum); and
–10 per cent proportionate decrease in base mortality (ie increased longevity) and morbidity rates.
Changes in operating assumptions are reported in operating profit.
New business profit from insurance business

	2025 $m	2024 $m
New business profit (before central costs)	2,842	2,526
Maintenance expenses – 10% decrease	47	51
Lapse rates – 10% decrease	143	131
Mortality and morbidity – 10% decrease	230	229

Embedded value of insurance business
	31 Dec 2025 $m	31 Dec 2024 $m
Embedded value	36,186	33,261
Maintenance expenses – 10% decrease	357	313
Lapse rates – 10% decrease	1,067	942
Mortality and morbidity – 10% decrease	2,432	2,100

4 TEV results for other (central) operations
TEV results for the change in allowance for corporate expenditure and other central costs incurred in the year comprises the movement in the provision for recurring central head office expenditure that is not related to the acquisition of new business together with the post-tax IFRS results for other central items such as interest costs on core structural borrowings and other central net investment income and other items. It also includes the actual head office expenditure (before restructuring costs) in the year on an IFRS net-of-tax basis, which is either allocated to new business (if it relates to acquisition costs) or in-force otherwise. In-force costs are covered by the provision.
Certain costs incurred within the head office functions are recharged to the insurance business operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for insurance business operations generally allow for amounts expected to be recharged by the head office functions on a recurring basis. The provision for future central corporate expenditure and the actual expenditure in the year excludes such costs.
The allowance for the future costs of internal asset management services within the TEV results for insurance business operations excludes the projected future profits generated by any non-insurance entities within the Group in providing those services (ie the TEV for insurance business operations includes the projected future profit or loss from asset management and service companies that support the Group’s covered insurance businesses). The results of the Group’s asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group’s IFRS basis reporting. An adjustment is accordingly made to Group TEV operating profit, within the results for other (central) operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group TEV operating profit includes the actual profit earned in respect of the management of these assets. Under IFRS 17, a similar adjustment is made to eliminate the intra-group profit within the results of central operations.
The Group TEV equity for other operations is taken to be IFRS shareholders’ equity, with central Group debt shown on a market value basis, offset by the provision for future central corporate expenditure. Free surplus for other operations is taken to be IFRS shareholders’ equity, net of any goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Under the GWS Framework, debt instruments issued at the date of designation which met the transitional conditions set by the Hong Kong IA are included as GWS eligible group capital resources. In addition, debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules are also included as GWS eligible group capital resources.
Shareholders’ equity for other (central) operations can be compared across metrics as shown in the table below.

	31 Dec 2025 $m	31 Dec 2024 $m
IFRS shareholders’ equity	2,214	1,426
Mark-to-market value adjustment on central borrowings note 5	57	231
Provision for future central corporate expenditure	(2,086)	(2,078)
Group TEV equity	185	(421)

IFRS shareholders’ equity	2,214	1,426
Mark-to-market value adjustment on central borrowings	57	231
Debt instruments treated as capital resources	4,024	3,399
Free surplus at end of year	6,295	5,056
5 Net core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m			31 Dec 2024 $m
	IFRS basis	Mark-to-market value adjustment	TEV basis at market value	IFRS basis	Mark-to-market value adjustment	TEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)
Core structural borrowings:
Subordinated debt	2,795	(35)	2,760	2,289	(141)	2,148
Senior debt	1,664	(22)	1,642	1,636	(90)	1,546
	4,459	(57)	4,402	3,925	(231)	3,694
Holding company cash and short-term investments note (i)	(4,282)	–	(4,282)	(2,916)	–	(2,916)
Net core structural borrowings of shareholder-financed businesses	177	(57)	120	1,009	(231)	778
Notes
(i)Holding company includes centrally managed Group holding companies and service companies.
(ii)As recorded in note C5.1 to the IFRS consolidated financial statements. The movement in the value of core structural borrowings includes issuance in the year and foreign exchange effects for non-USD denominated debts.
(iii)The movement in the mark-to-market value adjustment can be analysed as follows:

	2025 $m	2024 $m
Mark-to-market value adjustment at beginning of year	(231)	(274)
Charge to the income statement (including foreign exchange effects)	173	43
Effect of foreign exchange movements included in reserves	1	–
Mark-to-market value adjustment at end of year	(57)	(231)

6 Methodology and accounting presentation
6.1 Methodology
The following sets out the Group’s methodology for preparing the TEV basis results. Key features of the Group's methodology include:
–The use of long-term risk-free rates when setting investment return assumptions. For in-force business investment returns generally trend from current to long-term assumptions;
–Using the same long-term risk-free rates to set the risk discount rates which also includes a risk margin to cover non-diversifiable non-market risk as well as market risk, including an implicit allowance for the time value of options and guarantees; and
–To reduce TEV for a projection of recurring central head office expenditure and to reduce TEV new business profit for that proportion of recurring actual central head office expenditure considered to be acquisition in nature.
In addition, to facilitate discrete quarterly reporting new business profit is determined based on economic assumptions at the start of the year and on operating assumptions at the start of the quarter being reported. More information on the new business results by quarter are set out in note 1(a). The 2025 TEV basis results have been prepared using the long-term assumptions set out in note 7.1.
(a)In-scope business
An embedded value (EV) is calculated for each of the Group’s in-scope insurance business (including the Group’s investments in joint venture and associate insurance business operations). It represents the net worth and the present value of future profits attributable to shareholders from insurance contracts in-force at the end of the reporting year.
The TEV results for the Group’s in-scope insurance business are then combined with the post-tax IFRS results of the Group’s asset management and other business operations. A provision for future central corporate expenditure that is not recharged or allocated to the insurance business operations is determined and reduces Group TEV equity accordingly. An adjustment is also made to carry the Group’s core structural borrowings at market value. The TEV for the life insurance business incorporates the projected margins of attaching internal asset management, as described in note (g) below.
The TEV principles below are applicable to all of the Group’s businesses with the exception of its associate ICICI Prudential, which uses the Indian Embedded Value methodology as issued by the Institute of Actuaries of India, consistent with local practice in India. Certain smaller immaterial subsidiaries have also continued to apply ‘simplified’ EEV principles issued by the European Insurance CFO Forum in 2016.
(b)Valuation of in-force and new business
The TEV basis results are prepared incorporating best estimate assumptions, about all relevant factors including, persistency, mortality, morbidity and expenses, as described in note 7.2. These assumptions, as well as a long-term view of future investment returns, are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, which reflects risks associated with the cash flows that are not otherwise allowed for, such as implicit allowance for the time value of options and guarantees. Further information on how the risk discount rate has been set is included in item (h) below.
The total profit that emerges over the lifetime of an individual contract as calculated under the TEV basis is the same as that calculated under the IFRS basis. As IFRS defers all day one profit into a contractual service margin which it releases in line with service provision, under the TEV methodology profit emergence is more advanced, more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.
New business
New business premiums reflect those premiums attaching to the in-scope insurance business, including premiums for contracts classified as investment contracts under IFRS 17. New business premiums for regular premium products are shown on an annualised basis in the Group’s new business sales reporting.
New business profitability is a key metric for the Group’s management of the development of the business. NBP represents the value created by new business sold in the period determined by applying operating and economic assumptions that apply at the beginning of the quarter in which new business is reported and at the beginning of the year respectively. In addition, new business margins are shown by reference to APE and PVNBP. These margins are calculated as the percentage of the value of NBP to APE and PVNBP. APE is calculated as the aggregate of annualised regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the NBP.
New business profit is determined using long-term investment return assumptions, with the exception of certain business (principally single premium business) which trends from current investment returns to long-term investment returns over time. The risk discount rates applied to new business reflect the risks attaching to business sold in the period and may differ to those of the opening in-force business.
(c)Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s insurance business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.
The TEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d)Investment return assumptions
Risk-free rates (RFRs) and fund earned rates (FERs) are set with reference to a long-term ‘passive’ view of the investment outlook (ie on a long-term basis) rather than being updated at each valuation date to directly reflect changes in interest rates over the period. Equity and property return assumptions are set in relation to the long-term return on 10-year government bonds, with allowance for the internal view of risk premium for each currency. The Group also uses its assumed long-term, risk-free rates in calibrating risk discount rates (see (h) below). To derive investment returns for in-force business, the Group trends from current observable rates over time to these assumed long-term, risk-free rates (passive basis), for VIF. Whereas for NBP the Group applies long-term rates throughout, with some exceptions, for example single premium business.
(e)Level of required capital and net worth
In general, net worth and required capital are set with reference to the applicable local statutory regime, with the level of required capital set based on the GWS capital at the Group Prescribed Capital Requirement (GPCR) level. In certain circumstances where updates to the local statutory regime are imminent (ie due to be effective within 12 months) and specific conditions are met, the net worth and required capital may be set with reference to these prospective local statutory rules for TEV reporting. At 31 December 2025 all net worth amounts were based on regulatory reporting effective at that date.
For shareholder-backed businesses, the level of required capital has been based on the relevant GPCR.
–For Hong Kong business, the HK RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based. Adjustments are made to TEV free surplus to better reflect how the business is managed. For example, TEV free surplus excludes regulatory surplus that arises where HK RBC technical provisions are lower than policyholder asset shares. In addition, for participating business, the HK RBC regime recognises the value of future shareholder transfers on an economic basis as available capital with an associated required capital. Within TEV, the shareholder value of participating business continues to be recognised as VIF with no recognition within free surplus and no associated required capital.
–For Mainland China, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) introduced when the C-ROSS regime became effective. The CAA started a project to assess whether any changes are required to the embedded value guidance in Mainland China given changes in rules, regulations and the external market environment since the standard was first issued. To date, no outcomes have been proposed by the CAA and accordingly no changes have been made by Prudential to its approach to embedded value reporting for Mainland China.
–For Singapore life operations, the level of net worth and required capital is based on the Tier 1 capital position under the risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group’s GWS capital position, in order to better reflect free surplus and its generation.
(f)With-profits business and the treatment of the estate
For the Group’s relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The TEV methodology includes the value attributed to the shareholders’ interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.
(g)Internal asset management
The insurance business TEV includes the projected future profit from asset management and service companies that support the Group’s in-scope insurance businesses. The results of the Group’s asset management business operations include the current period profit from the management of both internal and external funds. The TEV results for other (central) operations is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for in-scope insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.
(h)Allowance for risk and risk discount rates
Under TEV, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk premium.
The risk-free rates are largely based on a long-term passive view of local government bond yields.
The risk premium reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation as well as market risk, including an implicit allowance for the time value of options and guarantees. The risk premium is set to be at least equal to the equity risk premium relevant to each currency within each business unit and for smaller entities takes into consideration the stage of development of the business. The equity risk premium is used irrespective of the strategic asset allocation of the business, which, as well as equities, will include government and corporate bonds, with the higher allowance implicitly covering credit risk.
The risk discount rates applied to the in-force business at 31 December 2025 are set out in note 7.1.

(i)Allowance for corporate expenditure
A deduction has been made from Group TEV equity for the present value of future unallocated central corporate expenditure, representing the recurring expenses incurred by the central head office which are not recharged to the business units. These recurring expenses exclude interest costs on core borrowings, net investment return and similar items.
This provision is determined by allocating recurring central corporate expenditure between acquisition and maintenance expenses based on the underlying activity of the functions giving rise to the expenditure. Acquisition costs are deducted from new business profit.
Maintenance costs are projected forward for the next 20 years, taking account of the Group’s three year business plan with the present value being deducted from Group TEV. The present value of the corporate expenditure is derived with reference to the Hong Kong risk discount rate.
(j)Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS consolidated financial statements.
(k)Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated referencing tax rates that have been announced and substantively enacted by the end of the reporting period.
The OECD Pillar Two tax rules, which include a global minimum tax and domestic minimum tax rate of 15 per cent, became effective for the whole Group in 2025, following enactment in Hong Kong. These tax rules are not expected to have a material impact on the Group TEV in periods where actual investment returns are in line with or below the expected long-term rates of return.
6.2 Accounting presentation
(a)Analysis of post-tax profit
To the extent applicable, the presentation of the TEV profit or loss for the period is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS results. Operating results are determined using investment returns as described in note (b) below and incorporate new business profit (6.1(b)), expected return on existing business (6.2(c)), routine review of operating assumptions (6.2(d)) and actual experience variation from operating assumptions in the period (6.2(e)).
In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result, which comprises fluctuations caused by changes in interest rates and other market movements in the period, the effect of changes in long-term economic assumptions, mark-to-market movements on corporate debt and the impact of corporate transactions, if any, undertaken in the period.
The Group believes that operating profit, as adjusted for these non-operating items, better reflects underlying performance.
(b)Investment returns included in operating profit
The investment returns included in operating profit are based on assumptions applying at the beginning of the year with any changes in these investment return assumptions captured in non-operating profit. These expected returns are generally calculated by reference to the asset mix of the opening portfolio.
(c)Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined based on economic assumptions at the start of the year but allow for changes in operating assumptions in the period (ie opening value is adjusted for the effect of changes in operating assumptions during the period). The expected return on net worth is based on long-term investment returns.
(d)Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the beginning of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.
New business reflects operating assumptions in place at the start of the quarter in which the new business is recorded. Operating profit includes the effect of changes to these operating assumptions on the reported new business profit for the period.
(e)Operating experience variances
Operating profit includes the effect of experience variances relative to operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.
(f)Effect of changes in economic assumptions
Movements in the value of in-force business caused by changes in economic assumptions are recorded in non-operating results.

7 Assumptions
7.1 Principal in-force economic assumptions
The TEV results for the Group’s in-force business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to the Group’s view of long-term risk-free rates of return by currency. These long-term risk-free rates are the same as those used in our determination of adjusted operating profit in IFRS. The framework used to derive these assesses historical data, forward looking economic views around real rates, inflation and outlooks from central banks. Risk discount rates are determined by adding a country and currency specific risk premium to the risk-free rate to make allowance for the risk profile of the business. The risk premium is at least as large as the equity risk premium for the relevant currency. Long-term expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group’s long-term view. Additionally, when determining TEV, current risk-free rates, trend to the long-term risk-free rates over time when projecting investment returns.

	31 Dec 2025%

In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.3	3.2	4.5	7.7	3.5
Indonesia	6.4	6.3	6.3	12.6	4.3
Mainland China	1.9	2.9	6.0	8.9	4.0
Malaysia	3.7	3.9	4.0	7.9	3.5
Philippines	6.3	5.8	6.3	12.1	4.3
Singapore	2.2	2.7	4.0	6.7	3.5
Taiwan note (i)	4.3	3.2	3.5	6.7	3.5
Thailand	1.7	4.6	4.3	8.9	4.3
Vietnam	3.8	5.8	5.3	11.1	4.3
Total weighted average note (ii)	3.7	3.6	4.4	8.0	3.6

	31 Dec 2024%

In-force assumptions note (iii)	Current market 10-year government bond yield	Long-term 10-year government bond yield	Risk premium	In-force risk discount rate	Equity risk premium (geometric)
Hong Kong note (i)	4.7	3.2	4.5	7.7	3.5
Indonesia	7.2	6.3	6.3	12.6	4.3
Mainland China	1.7	2.9	6.0	8.9	4.0
Malaysia	3.9	3.9	4.0	7.9	3.5
Philippines	6.2	5.8	6.3	12.1	4.3
Singapore	2.9	2.7	4.0	6.7	3.5
Taiwan note (i)	4.7	3.2	3.5	6.7	3.5
Thailand	2.3	4.6	4.3	8.9	4.3
Vietnam	2.8	5.8	5.3	11.1	4.3
Total weighted average note (ii)	4.1	3.7	4.4	8.1	3.6
Notes
(i)For Hong Kong and Taiwan, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(ii)Total weighted average assumptions have been determined by weighting each business’s assumptions by reference to the closing net value of all in-force in-scope businesses.
(iii)Expected long-term inflation assumptions at 31 December 2025 and 2024 range from 1.5 per cent to 4.3 per cent.
7.2 Operating assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain. Where experience is expected to be adverse over the short term, a provision may be established.
(a)Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

(b)Expense assumptions
Expense levels, including those of the service companies that support the Group’s insurance business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.
Expenses comprise costs borne directly and costs recharged or allocated from the Group head office functions that are attributable to the insurance business. The assumed future expenses for the insurance business allow for amounts expected to be recharged or allocated by the head office functions.
Corporate expenditure included within the TEV results of other (central) operations, comprises expenditure of the Group head office functions that is not recharged or allocated to the insurance or asset management business operations, primarily for corporate-related activities together with restructuring costs incurred across the Group. Further explanation of how central costs are allowed for within TEV are discussed in note 4 and 6.1 (i).
(c)Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 6.1(k). The local standard corporate tax rates applicable are as follows:

%
Hong Kong	16.5% on 5% of premium income
Indonesia	22.0
Mainland China	25.0
Malaysia	24.0
Philippines	25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0
8 Reconciliation of expected transfer of value of in-force business and required capital to free surplus
The table below shows how the value of in-force business (VIF) and the associated required capital for insurance business operations are projected as emerging into free surplus over the next 20 years as estimated at the end of 31 December 2025. The modelled cash flows use the same methodology underpinning the Group’s TEV reporting and so are subject to the same assumptions and sensitivities used to prepare our 2025 TEV results. These include 100 per cent of the Group's Malaysia Conventional Life business.

	2025	2026	2027	2028	2029	2030	2031 - 2045	Total (2025 - 2045)
	$m	$m	$m	$m	$m	$m	$m	$m
2024 expected free surplus generation for years 2025 to 2044	2,708	2,628	2,622	2,437	2,406	2,344	28,277	43,422
Less: Amounts expected to be realised in the current year	(2,708)	–	–	–	–	–	–	(2,708)
Add: Expected free surplus to be generated in year 2045 (excluding 2025 new business)	–	–	–	–	–	–	1,845	1,845
Foreign exchange differences	–	44	52	55	58	60	727	996
New business	–	450	321	312	292	284	3,510	5,169
Operating, non-operating and other movements	–	9	(15)	55	6	(12)	83	126
2025 expected free surplus generation for years 2026 to 2045	–	3,131	2,980	2,859	2,762	2,676	34,442	48,850

9 Other information
Ownership interest in Prudential Assurance Malaysia Berhad
The settlement reached in the Malaysian dividend dispute in July 2025 is as described in note D2 of the IFRS consolidated financial statements.
On 22 January 2026, the Group signed an agreement to acquire a further 19 per cent interest in the conventional life insurance business in Malaysia increasing the Group’s stake from 51 per cent to 70 per cent. See note D2 of the IFRS consolidated financial statements for further details.
Post balance sheet events
The second interim dividend for the year ended 31 December 2025 was approved by the Board of Directors after 31 December 2025, which is described in note B5 of the IFRS consolidated financial statements.
On 6 January 2026 the Company announced the commencement of a new share buyback programme up to a maximum aggregate amount of $1.2 billion as discussed in note D3 of the IFRS consolidated financial statements.
The increase in the ownership interest in Prudential Assurance Malaysia Berhad in January 2026 is described above.
Contingencies and related obligations
The Group is involved in various litigation and regulatory proceedings from time to time as described in note D1 of the IFRS consolidated financial statements.

I Additional financial information
I(i) Group capital position
Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.
The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus that will only become available as cash flow for distribution over time. The Group's free surplus metric is a better measure of the shareholder capital available for distribution and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy. Further details are included in the Capital management section of the Financial review.
Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared.
Estimated GWS capital position
As at 31 December 2025, the estimated shareholder GWS capital surplus over the GPCR is $17.1 billion (31 December 2024: $15.9 billion), representing a coverage ratio of 262 per cent (31 December 2024: 280 per cent) and the estimated total GWS capital surplus over the GPCR is $23.1 billion (31 December 2024: $20.9 billion), representing a coverage ratio of 197 per cent (31 December 2024: 203 per cent). The estimated Group Tier 1 capital resources are $21.4 billion with headroom over the GMCR of $14.6 billion (31 December 2024: $18.9 billion with headroom of $13.1 billion), representing a coverage ratio of 316 per cent (31 December 2024: 325 per cent).

	31 Dec 2025			31 Dec 2024
	Shareholder	Add policyholder	Total	Shareholder	Add policyholder	Total	Change in total
		note (1)	note (2)		note (1)	note (2)	note (3)
Group capital resources ($bn)	27.6	19.3	46.9	24.8	16.3	41.1	5.8
of which: Tier 1 capital resources ($bn) note (4)	19.9	1.5	21.4	17.6	1.3	18.9	2.5

Group Minimum Capital Requirement ($bn)	6.0	0.8	6.8	5.1	0.7	5.8	1.0
Group Prescribed Capital Requirement ($bn)	10.5	13.3	23.8	8.9	11.3	20.2	3.6

GWS capital surplus over GPCR ($bn)	17.1	6.0	23.1	15.9	5.0	20.9	2.2
GWS coverage ratio over GPCR (%)	262%		197%	280%		203%	(6)%

GWS Tier 1 surplus over GMCR ($bn)			14.6			13.1	1.5
GWS Tier 1 coverage ratio over GMCR (%)			316%			325%	(9)%
Notes
(1)This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(2)The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(3)Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.
(4)The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2025, total Tier 1 capital resources of $21.4 billion comprises: $27.6 billion of total shareholder capital resources; less $(4.1) billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $(3.6) billion of local regulatory tiering classifications, which are classified as GWS Tier 2 capital resources primarily in Singapore and Mainland China; plus $1.5 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis
The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2025 and 31 December 2024 are shown below, for both the shareholder and the total capital position.

	Shareholder
	31 Dec 2025		31 Dec 2024
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	17.1	262%	15.9	280%
Impact of:
10% increase in equity markets	0.4	0%	0.2	(3)%
20% fall in equity markets	(0.7)	9%	(0.8)	5%
50 basis points reduction in interest rates	1.3	9%	1.1	10%
100 basis points increase in interest rates	(3.3)	(27)%	(2.6)	(25)%
100 basis points increase in credit spreads	(0.6)	(4)%	(0.5)	(4)%

	Total
	31 Dec 2025		31 Dec 2024
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	23.1	197%	20.9	203%
Impact of:
10% increase in equity markets	1.4	1%	1.1	1%
20% fall in equity markets	(2.9)	(2)%	(2.8)	(4)%
50 basis points reduction in interest rates	1.1	4%	0.8	4%
100 basis points increase in interest rates	(3.2)	(13)%	(2.6)	(13)%
100 basis points increase in credit spreads	(1.3)	(5)%	(1.3)	(7)%
The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.
Analysis of movement in total regulatory GWS capital surplus (over GPCR)
A summary of the movement in the 31 December 2024 regulatory GWS capital surplus (over GPCR) of $20.9 billion to $23.1 billion at 31 December 2025 is set out in the table below.

2025 $bn
Total GWS surplus at 1 Jan (over GPCR)	20.9
Movement in free surplus	0.9
Other movements in GWS shareholder surplus not included in free surplus	0.3
Movement in contribution from GWS policyholder surplus (over GPCR)	1.0
Total GWS surplus at 31 Dec (over GPCR)	23.1
Further detail on the movement in free surplus of $0.9 billion is included in the Movement in Group free surplus section of the Group’s TEV basis results.
Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.
Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources
Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.
–Total eligible capital resources increased by $5.8 billion to $46.9 billion at 31 December 2025 (31 December 2024: $41.1 billion). This includes a $2.5 billion increase in tier 1 group capital to $21.4 billion (31 December 2024: $18.9 billion) and a $3.3 billion increase in tier 2 group capital to $25.5 billion (31 December 2024: $22.2 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation, issuance of subordinated debt, proceeds from the IPO of ICICI Prudential Asset Management Company Limited (IPAMC) as detailed in note D6.3, and positive market (including foreign exchange) movements over the year, partially offset by payments of external dividends and share repurchases/buybacks over the year.
–Total regulatory GPCR increased by $3.6 billion to $23.8 billion at 31 December 2025 (31 December 2024: $20.2 billion), while the total regulatory GMCR increased by $1.0 billion to $6.8 billion at 31 December 2025 (31 December 2024: $5.8 billion). Movements in the GPCR and GMCR are primarily driven by increases from new business sold and market (including foreign exchange) movements over the year, offset by the release of capital as the policies matured or were surrendered over the year.

Reconciliation of free surplus to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2025 $bn
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles note (1)	17.2	7.8	9.4
Restrictions applied in free surplus for China C-ROSS II note (2)	1.1	1.4	(0.3)
Restrictions applied in free surplus for HK RBC note (3)	6.9	1.1	5.8
Restrictions applied in free surplus for Singapore RBC note (4)	2.3	0.1	2.2
Other	0.1	0.1	0.0
Add GWS policyholder surplus contribution	19.3	13.3	6.0
Total regulatory GWS capital surplus (over GPCR)	46.9	23.8	23.1
Notes
(1)As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group’s TEV basis results.
(2)Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in Mainland China and includes a requirement to establish a deferred profit liability within TEV net worth which can be used to reduce the TEV required capital. This approach is used to assist in setting free surplus so that it reflects resources potentially available for distribution.
(3)TEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus to better reflect how the business is managed. This includes HK RBC technical provisions that are lower than policyholder asset shares as well as the value of future shareholder transfers from participating business (net of associated required capital), which are included in the shareholder GWS capital position.
(4)TEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).
Reconciliation of Group IFRS shareholders’ equity to Group total GWS capital resource

31 Dec 2025 $bn
Group IFRS shareholders’ equity	20.1
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.7)
Add debt treated as capital under GWS note (1)	4.1
Asset valuation differences note (2)	(0.5)
Remove IFRS 17 CSM (including joint ventures and associates) note (3)	23.9
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	2.9
Differences in associated net deferred tax liabilities note (5)	1.1
Group total GWS capital resources	46.9
Notes
(1)As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS.
(2)Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3)The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line.
(4)Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5)Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
Basis of preparation for the Group GWS capital position
Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources are determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments described below) for non-regulated entities.
In determining the GWS eligible group capital resources and required capital, the following principles have been applied:
–For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
–The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach, then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
–For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
–For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
–For entities where the Group’s interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings that are not part of the Group;
–Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;

–At 31 December 2025, all debt instruments with the exception of the senior debt maturing in 2032 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. The eligible amount permitted to be included as Group capital resources for qualifying debt is based on the IFRS carrying value. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
–The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
–Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.
I(ii) Eastspring adjusted operating profit and funds under management or advice
(a)Eastspring adjusted operating profit

2025 $m	2024 AER $m
Operating income before performance-related fees note (1)	809	747
Performance-related fees	5	–
Operating income (net of commission) note (2)	814	747
Operating expense note (2)	(418)	(385)
Group's share of tax on joint ventures' operating profit	(67)	(58)
Adjusted operating profit	329	304

Average funds managed or advised by Eastspring	$271.7bn	$249.3bn
Margin based on operating income note (3)	30	bps	30	bps
Cost/income ratio note II(v)	52%	52%

Notes
(1)Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
2025	470	59	339	18	809	30
2024	414	62	333	18	747	30
(2)Operating income and expense include the Group’s share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.
(3)Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.
(b)Eastspring total funds under management or advice
Eastspring manages funds from external parties and funds for the Group’s insurance operations. In addition, Eastspring advises on certain funds for the Group’s insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2025 $bn	31 Dec 2024 $bn
External funds under management note (1)
Retail	63.7	64.5
Institutional	23.9	31.0
Money market funds (MMF)	15.6	13.9
	103.2	109.4

Internal funds under management or advice:
Internal funds under management	127.5	115.4
Internal funds under advice	47.0	33.2
	174.5	148.6
Total funds under management or advice note (2)	277.7	258.0

Notes
(1)Movements in external funds under management, are analysed below:

	31 Dec 2025 $m					31 Dec 2024 $m

	Retail	Institu- tional	Total excl. MMF	MMF	Total	Retail	Institu- tional	Total excl. MMF	MMF	Total
At beginning of year	64,481	31,059	95,540	13,914	109,454	50,779	33,493	84,272	11,775	96,047
Market gross inflows	29,942	9,340	39,282	82,636	121,918	27,994	12,144	40,138	70,640	110,778
Redemptions	(24,595)	(9,114)	(33,709)	(79,514)	(113,223)	(19,153)	(15,161)	(34,314)	(68,822)	(103,136)
Market and other movements*	(6,113)	(7,404)	(13,517)	(1,464)	(14,981)	4,861	583	5,444	321	5,765
At end of year	63,715	23,881	87,596	15,572	103,168	64,481	31,059	95,540	13,914	109,454
*Other movements include the effect of divestments in the year.

(2)Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	31 Dec 2025						31 Dec 2024
	Funds under management		Funds under advice		Total		Total
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	57.9	25%	2.1	5%	60.0	21%	61.8	24%
Fixed income	40.9	18%	3.0	6%	43.9	16%	45.2	17%
Multi-asset	113.0	49%	41.9	89%	154.9	56%	134.0	52%
Alternatives	2.2	1%	–	0%	2.2	1%	2.0	1%
MMF	16.7	7%	–	0%	16.7	6%	15.0	6%
Total funds	230.7	100%	47.0	100%	277.7	100%	258.0	100%
I(iii) Group funds under management
For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those that are external to the Group and those primarily held by the Group’s insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses. The 2024 comparatives excluded the assets classified as held for sale. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2025 $bn	31 Dec 2024 $bn
Internal funds	223.9	191.3
Eastspring external funds note I(ii)	103.2	109.4
Total Group funds under management note	327.1	300.7
Note
Total Group funds under management comprise:

	31 Dec 2025 $bn	31 Dec 2024 $bn
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	199.5	169.4
External funds of Eastspring	103.2	109.4
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	24.4	21.9
Total Group funds under management	327.1	300.7

I(iv) Holding company cash flow
The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity. All amounts are presented on an AER basis unless otherwise stated.

	2025 $m	2024 $m
Net cash remitted by business units note (1)	2,137	1,383
Central outflows
Net interest (paid) received	(55)	17
Corporate expenditure note (2)	(308)	(253)
Centrally funded recurring bancassurance fees	(223)	(198)
	(586)	(434)
Holding company cash flow before dividends and other movements	1,551	949
Dividends paid, net of scrip dividends	(594)	(552)
Operating holding company cash flow after dividends but before other movements	957	397
Other movements
Issuance of debt, net of costs	462	–
Share repurchases/buybacks (including costs)	(1,252)	(860)
Other corporate activities note (3)	1,117	(109)
	327	(969)
Net movement in holding company cash flow	1,284	(572)
Cash and short-term investments at 1 Jan	2,916	3,516
Foreign exchange movements	82	(28)
Cash and short-term investments at 31 Dec	4,282	2,916
Notes
(1)Net cash remitted by business units comprises dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances in 2024 were net of cash advanced to the Group’s life joint venture in Mainland China of $174 million that has subsequently been converted into a capital injection in 2025.
(2)Including restructuring costs paid in the year.
(3)In 2025, the amount largely represents the $1.4 billion proceeds (net of costs and tax) from the sale of a portion of the Group’s interest in ICICI Prudential Asset Management Company Limited.
Proceeds from the Group's commercial paper programmes are not included in the holding company cash and short-term investments balance. The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations) held on the IFRS balance sheet (as shown in note C1.1) and Cash and short-term investments held by holding companies at the end of each period:

	31 Dec 2025 $m	31 Dec 2024 $m
Cash and cash equivalents of Central operations held on balance sheet	3,851	2,445
Less: Amounts from commercial paper	(520)	(527)
Add: Deposits with credit institutions of Central operations held on balance sheet and other items	951	998
Cash and short-term investments	4,282	2,916

II Calculation of alternative performance measures
Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.
II(i) Adjusted operating profit
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and loss on corporate transactions.
More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements. Adjusted operating profit after tax is calculated by applying the effective tax rates of the relevant business operations, shown in note B3.2 to the IFRS consolidated financial statements, to adjusted operating profit.
II(ii) Adjusted total comprehensive equity
Adjusted total comprehensive equity is calculated by adding the IFRS 17 expected future profit, excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates. Management believes this is a helpful measure that provides a reconciliation to the Embedded Value framework, which is often used for valuations. The main difference between the Group’s TEV measure and adjusted total comprehensive equity is economics as explained in note II(viii).
See note C3.1 to the IFRS consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group’s share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted total comprehensive equity.
II(iii) Return on IFRS shareholders' equity
This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders’ equity.
Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2025 $m	2024* $m
Adjusted operating profit	3,306	3,129
Tax on adjusted operating profit	(534)	(547)
Non-controlling interests' share of adjusted operating profit	(155)	(146)
Adjusted operating profit, net of tax and non-controlling interests	2,617	2,436

IFRS shareholders’ equity at beginning of year	17,492	16,966
IFRS shareholders’ equity at end of year	20,117	17,492
Average IFRS shareholders’ equity	18,805	17,229
Operating return on IFRS shareholders’ equity (%)	14%	14%
*Operating profit and IFRS shareholders’ equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.
II(iv) IFRS shareholders' equity per share
IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the year.

	31 Dec 2025	31 Dec 2024
Number of issued shares at the end of the year (million shares)	2,548	2,658
Closing IFRS shareholders’ equity ($ million)	20,117	17,492
Group IFRS shareholders’ equity per share (cents)	790¢	658¢

Closing adjusted total comprehensive equity ($ million)	42,068	36,660
Group adjusted total comprehensive equity per share (cents)	1,651¢	1,379¢

II(v) Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees. It is based on profit recorded during the year, using the ownership for that period.

	2025 $m	2024 $m
IFRS revenue	596	565
Share of revenue from joint ventures and associates	437	385
Commissions and other	(219)	(203)
Performance-related fees	(5)	–
Operating income before performance-related fees note	809	747

IFRS charges	491	454
Share of expenses from joint ventures and associates	146	134
Commissions and other	(219)	(203)
Operating expense	418	385
Cost/income ratio (operating expense/operating income before performance-related fees)	52%	52%
Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other revenue’ and ‘non-insurance expenditure’, respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.
II(vi) Insurance premiums
New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.
Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products, including premiums for investment contracts with discretionary participation features and the deposit component of insurance contracts. In the table below, premiums for the deposit component of insurance contracts from the Group’s Mainland China life joint venture are now included in renewal premiums in both 2025 and 2024. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group’s business volumes and growth during the year.

	2025 $m	2024 $m
Gross premiums earned	28,317	24,262
Gross premiums earned from joint ventures and associates	4,316	4,003
Total Group, including joint ventures and associates	32,633	28,265

	2025 $m	2024 $m AER	Change % AER	2024 $m CER	Change % CER
Renewal insurance premiums	21,445	19,340	11%	19,575	10%
Annual premium equivalent (APE)	6,661	6,202	7%	6,289	6%
Life weighted premium income	28,106	25,542	10%	25,864	9%
II(vii) Reconciliation between TEV new business profit and IFRS new business CSM

	2025 $m	2024 $m
TEV new business profit (before central costs)	2,842	2,526
New rider sales note (1)	(67)	(59)
Economics and other note (2)	(332)	(217)
Related tax on IFRS new business CSM note (3)	392	346
IFRS new business CSM	2,835	2,596
Notes
(1)Under TEV, new business profit (NBP) arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period NBP. Under IFRS 17 reporting, NBP from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(2)TEV is calculated using ‘real-world’ long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, ‘risk neutral’ economic assumptions are applied with assets assumed to earn, and the cash flows are discounted at, risk free rate plus illiquidity premium (where applicable).
(3)IFRS 17 new business CSM is gross of tax, while TEV NBP is net of tax. Accordingly, the related tax on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II(viii) Reconciliation between TEV equity and IFRS shareholders' equity
TEV equity and IFRS 17 adjusted equity both represent measures of shareholders’ net assets and future profits from the in-force book but use different economic bases. Both measures use consistent best-estimate operating assumptions and exclude any future new business. TEV uses a passive economic basis that reflects real-world return expectations within the investment returns and an appropriate allowance for market risk embedded within the discount rate. In contrast, IFRS uses an active market-consistent basis with the same economic assumptions used for projecting and discounting cash flows.
The table below shows the reconciliation of TEV equity and IFRS shareholders’ equity at the end of the years:

	31 Dec 2025 $m	31 Dec 2024 $m
Group TEV equity	37,803	34,267
Mark-to-market value adjustment of the Group's core structural borrowings note (1)	(57)	(231)
Provision for future central corporate expenditure	2,086	2,078
Economics and other valuation differences note (2)	2,236	546
Adjusted total comprehensive equity	42,068	36,660
Remove: Shareholders’ CSM, net of reinsurance (see note C3.1 to the IFRS condensed consolidated financial statements)	(24,804)	(21,772)
Add: Related deferred tax adjustments for the above	2,853	2,604
IFRS shareholders’ equity	20,117	17,492
Notes
(1)The Group’s core structural borrowings are fair valued under TEV but are held at amortised cost under IFRS.
(2)TEV is calculated using ‘real-world’ long-term economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, ‘risk neutral’ economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses, which are small.
II(ix) Return on embedded value
The calculation of operating return on embedded value is calculated as TEV operating profit for the year as a percentage of opening Group TEV equity, excluding goodwill, distribution rights and other intangibles. Operating profit and Group TEV equity are net of non-controlling interests.

	2025 $m	2024 $m
TEV operating profit for the year	4,752	4,095
Non-controlling interests' share of TEV operating profit	(146)	(125)
TEV operating profit, net of non-controlling interests	4,606	3,970

Group TEV (ie excluding goodwill) excluding intangibles, at beginning of year	29,777	28,120
Operating return on opening Group TEV excluding intangibles (%)	15%	14%
New business profit over embedded value is calculated as the TEV new business profit for the period as a percentage of opening TEV for insurance business operations (ie excluding goodwill) less distribution rights and other intangibles attributable to equity holders. New business profit is before deducting the amount attributable to non-controlling interests.

	2025 $m	2024 $m
New business profit (NBP)	2,782	2,464
TEV (ie excluding goodwill) for insurance business excluding intangibles, at beginning of year	32,194	31,336
NBP over opening TEV for insurance business excluding intangibles (%)	9%	8%
II(x) Calculation of free surplus ratio
Free surplus ratio is calculated as the total of Group free surplus excluding distribution rights and other intangibles and TEV required capital, divided by TEV required capital.

	31 Dec 2025 $m	31 Dec 2024 $m
Group free surplus excluding distribution rights and other intangibles	9,408	8,604
TEV required capital	7,761	6,410
Total	17,169	15,014
Free surplus ratio (%)	221%	234%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 18 March 2026	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Ben Bulmer
Name: Ben Bulmer
Title: Chief Financial Officer